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Filed pursuant to Rule 424(b)(1)
Registration Statement No. 333-142935

8,000,000 Shares

Common Stock

        Bare Escentuals is offering 100,000 of the shares to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional 7,900,000 shares. Bare Escentuals will not receive any of the proceeds from the sale of the shares being sold in this offering by the selling stockholders.

        The common stock is listed on the Nasdaq Global Select Market under the symbol "BARE." The last reported sale price of the common stock on June 13, 2007 was $37.18 per share.

        See "Risk Factors" beginning on page 13 to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$36.50	$292,000,000
Underwriting discount	$0.73	$5,840,000
Proceeds, before expenses, to Bare Escentuals	$35.77	$3,577,000
Proceeds, before expenses, to the selling stockholders	$35.77	$282,583,000

        To the extent that the underwriter sells more than 8,000,000 shares of common stock, the underwriter has the option to purchase up to an additional 1,200,000 shares from the selling stockholders at the public offering price less the underwriting discount.

        The underwriter expects to deliver the shares against payment in New York, New York on June 19, 2007.

Goldman, Sachs & Co.

Prospectus dated June 13, 2007

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and the financial statements and related notes included or incorporated by reference in this prospectus.

Our Company

        Bare Escentuals is one of the fastest growing prestige beauty companies in the U.S. and a leader by sales and consumer awareness in mineral-based cosmetics. We develop, market and sell cosmetics, skin care, and body care products under our i.d. bareMinerals, i.d., RareMinerals and namesake Bare Escentuals brands, and professional skin care products under our md formulations brand. We believe our i.d. bareMinerals cosmetics, particularly our core foundation products, offer a highly differentiated, healthy and lightweight alternative to conventional liquid- or cream-based cosmetics while providing light to maximum coverage for all skin types. As such, we believe our foundation products have broad appeal to women of all ages including women who did not previously wear foundation before using i.d. bareMinerals. We utilize a distinctive marketing strategy and a multi-channel distribution model consisting of infomercials, specialty beauty retailers, company-owned boutiques, home shopping television, spas and salons and online shopping. This model has enabled us to increase our brand awareness, consumer loyalty and market share and achieve favorable operating margins. Bare Escentuals was the top-selling cosmetics brand company-wide at leading specialty beauty retailers Sephora and Ulta during 2005 and 2006. From 2002 through 2006, we increased net sales approximately 57.0% on a compound annual basis, and during the fiscal year ended December 31, 2006, our operating income was 35.2% of net sales.

        Our i.d. bareMinerals-branded products include our core foundation products and a wide variety of eye and face products such as blushes, all-over-face colors, liner shadows, eyeshadows and glimmers. Our i.d. bareMinerals products are made primarily from finely milled minerals and do not contain any of the chemical additives commonly found in liquid, cream and pressed cosmetics, such as preservatives, oil, fragrances, talc, waxes, binders and other potential skin irritants. We have designed our products to provide women with the look and feel of "bare" skin while effectively concealing skin imperfections that can be exacerbated by traditional cosmetics. In addition to our i.d. bareMinerals products, we offer a broad range of cosmetics and accessories under the i.d. brand and a mineral-based nighttime skin revival treatment product under the RareMinerals brand. We also offer innovative and exclusive formulas for bath, body and face under our Bare Escentuals brand and a wide range of professional skin care products under the md formulations brand. We use third-party contract manufacturers and suppliers to manufacture all of our finished products.

        A core element of our success is our distinctive marketing strategy and multi-channel distribution model. We leverage educational media such as our infomercials as well as live demonstrations and consumer interactions on home shopping television to showcase the unique benefits of and application techniques for our products while simultaneously engaging and developing intimate relationships with our consumers. As of April 1, 2007, our domestic points of distribution included infomercials, 33 company-owned boutiques, approximately 345 retail locations consisting of specialty beauty retailers Sephora and Ulta, home shopping television, approximately 900 spa and salon locations and online at www.bareescentuals.com, www.bareminerals.com and www.mdformulations.com.

Competitive Strengths

        We believe the following competitive strengths position us for continued, sustainable growth in the future:

        Recognized expertise within mineral-based cosmetics category.    We believe our focus on and distinctive experience with mineral-based cosmetics distinguish us from our competitors. Our brand message centers on key points of differentiation of our mineral-based products, including their efficacy, unique application and natural look and feel. We believe we are at the vanguard of women's conversion to mineral-based cosmetics as women have discovered the benefits of our products. We also believe our mineral-based cosmetics capitalize on consumers' growing desire for healthy living and natural products.

        Enthusiastic and loyal consumer base.    We believe our cosmetics appeal to a broad demographic of consumers, who exhibit brand loyalty and enthusiasm for our products, promoting sales of our products through word-of-mouth referrals and high rates of participation in our infomercial continuity program. Our August 2005 response survey of our infomercial customers revealed that 90% of respondents expect to use i.d. bareMinerals indefinitely, and 87% of these respondents would enthusiastically recommend i.d. bareMinerals to a friend.

        Consumer-focused product development and packaging.    We focus a significant portion of our product development efforts on creating new products and improving existing products based on feedback from our consumer community. We also seek to reinforce the benefits of our products by highlighting the emotions they are intended to inspire in our marketing and packaging. We believe that this "emotion-inspired" marketing and product packaging differentiates us from our competitors and enhances our brand strength.

        Authentic brand and differentiated marketing approach.    The Bare Escentuals brand is meant to be refreshing, fun, interactive and centered on our consumer, with an emphasis on a natural image and ease of product application. Our differentiated marketing approach focuses on educating consumers as to the natural formulation of, and unique application techniques for, our products; communicating product efficacy through product demonstrations; featuring our consumers instead of celebrities; and developing direct connections with these consumers.

        Mutually reinforcing distribution channels.    We believe that our multi-channel distribution strategy provides for greater consumer diversity, reach and convenience while reinforcing the authenticity and premium image of our brands. For example, our infomercial programs and home shopping television appearances educate consumers regarding the benefits of our products and promote sales through these channels as well as through our boutiques and premium wholesale channels. In turn, our company-owned boutiques support the authenticity of the brand, while our presence in specialty beauty retailers such as Sephora and Ulta further strengthens our brand image.

        Experienced management team.    Our Chief Executive Officer, Leslie Blodgett, is a key creative driver of our business and the leading personality behind our brands. She is supported by a senior management team with complementary experiences managing prestige cosmetic brands within retail and wholesale distribution channels and overseeing operations in the branded consumer products industry.

Growth Strategy

        Our goal is to strengthen our position as a leading developer and marketer of premium cosmetics and skin care products through the following strategies:

  Further penetrate each of our multiple distribution channels.

  •
  Wholesale. We intend to continue to increase net sales through key premium wholesale accounts, such as Sephora and Ulta, home shopping television, and spas and salons. Within Sephora and Ulta, we will seek to improve our in-store product positioning and collaborative marketing efforts. In addition, we expect our premium wholesale sales will grow as Sephora and Ulta open new stores. We are also exploring additional opportunities to sell our products in department stores.

  •
  Retail. We intend to expand our base of company-owned boutiques and to grow our infomercial and online shopping sales. We believe substantial opportunity exists to open additional domestic boutiques. As of April 1, 2007, we operated 33 boutiques. We had average net sales of approximately $1,900 per square foot for the twelve months ended April 1, 2007. We intend to continue growing our infomercial sales by increasing and improving the effectiveness of our media spending.

        Leverage our strong market position in foundation to cross-sell our other products.    We plan to capitalize on the brand recognition and leadership of our i.d. bareMinerals foundation products to cross-sell our other i.d.-branded cosmetics products, including blush, eye makeup and lip products. To date, we have demonstrated success in cross-selling our non-foundation products in channels where we interact directly with consumers, such as in our boutiques and on home shopping television.

        Develop new product concepts.    We believe that we can use our specialized distribution platform to market new concepts and products. We intend to create new and improve existing products by incorporating consumer feedback into our product development efforts.

        Expand our global presence.    We plan to increase net sales in international markets with large cosmetics sales, particularly with respect to sales of foundation products, well-established prestige cosmetics distribution channels, and television-commerce channels with sufficient scale to support an education-based marketing strategy. We currently believe that Japan, the United Kingdom, Germany, France and South Korea represent the most significant market opportunities for expanding our global presence.

Risk Factors

        There are a number of risks and uncertainties that may affect our financial and operating performance and our growth. You should carefully consider all of the risks discussed in "Risk Factors" which begins on page 13 before investing in our common stock. These risks include the following:

  •
  our dependence on sales of our mineral-based foundation;

  •
  our dependence on significant customers with whom we do not have long-term purchase commitments;

  •
  the highly competitive nature of the beauty industry, and the adverse consequences if we are unable to compete effectively;

  •
  the possibility that we might not manage our growth effectively or sustain our growth or profitability;

  •
  the possibility that we might not be able to retain key executives and other personnel and recruit additional executives and personnel;

  •
  the possibility that future financing may be more difficult and costly for us to obtain due to our negative net worth of $188.8 million as of April 1, 2007; and

  •
  the possibility that we may be unable to repay or refinance our indebtedness, which was $325.0 million as of April 1, 2007.

Recapitalization Transactions

        In June 2004, we completed a recapitalization, which we refer to as our June 2004 recapitalization, in which affiliates of Berkshire Partners LLC, a Boston-based private investment firm, JH Partners, LLC, a San Francisco-based private equity firm, and members of our management acquired a majority controlling interest in our company. In the transaction, we incurred approximately $100.0 million of new indebtedness, raised approximately $87.5 million of new equity financing and used $169.6 million to repurchase outstanding shares of capital stock and fully vested options. Stockholders who controlled a majority voting interest in our predecessor prior to the June 2004 recapitalization retained shared control of our outstanding capital stock immediately following the recapitalization. As a result, the transaction has been accounted for as a recapitalization for which no new basis of accounting resulted.

        In February 2005, we incurred approximately $224.5 million of new indebtedness, repaid a total of $92.6 million of existing debt and paid a special dividend to stockholders of $122.4 million. In October 2005, we incurred approximately $187.5 million of new indebtedness and paid a special dividend to stockholders of $183.5 million. In June 2006, we incurred approximately $331.6 million of new indebtedness and paid a special dividend to stockholders of $340.4 million. We refer to these transactions as our February 2005 recapitalization, October 2005 recapitalization and June 2006 recapitalization, respectively.

        Affiliates of Berkshire Partners LLC and JH Partners, LLC and our executive officers and directors own a majority of our stock, and, as a result, these parties received most of the dividends paid to stockholders in connection with our February 2005, October 2005 and June 2006 recapitalization transactions. Affiliates of Berkshire Partners LLC and JH Partners, LLC and our executive officers and directors received aggregate dividends of approximately $306.3 million, $206.8 million and $63.8 million, respectively, in connection with these recapitalization transactions.

Corporate Information

        The Bare Escentuals brand dates back to the opening of our first boutique in 1976. We were incorporated in Delaware in March 2004 under the name STB Beauty, Inc. In February 2006, we changed our name to Bare Escentuals, Inc. Our principal offices are located at 71 Stevenson Street, 22nd Floor, San Francisco, California 94105, and our telephone number is (415) 489-5000. Our website address is www.bareescentuals.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. Unless the context requires otherwise, in this prospectus the terms "Bare Escentuals," "we," "us" and "our" refer to Bare Escentuals, Inc., a Delaware corporation, its subsidiaries and its predecessors.

        Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. Bare Escentuals, i.d., bareMinerals, RareMinerals, bareVitamins, md formulations, Mineral Veil, Trudy, Beautiful at Any Age, Glee, Warmth, Makeup so pure you can sleep in it and Swirl, Tap, Buff are some of our registered trademarks. We also have a number of other registered trademarks, service mark applications and trademark applications related to our products that we refer to throughout this prospectus. Other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

Recent Developments

        On April 3, 2007, we completed our acquisition of U.K.-based Cosmeceuticals Limited, which, prior to the acquisition, distributed Bare Escentuals' bareMinerals, md formulations and MD Forte brands to the European cosmetics market. The acquired entity has been renamed Bare Escentuals UK Ltd. The consideration for the purchase was approximately $19.7 million in cash, which is subject to certain adjustments, including any changes in the value of the net tangible assets acquired on the acquisition date.

        On June 5, 2007, we announced that for the three months ending July 1, 2007 we anticipate fully diluted earnings to be between $0.20 and $0.22 per share and total sales growth compared to the three months ended July 2, 2006 to be between 27% to 30% as we continue to experience strong consumer demand for our products. We also announced that we expect sales growth for each channel to be in line with growth rates for the three months ended April 1, 2007 compared to the three months ended April 2, 2006, with the exception of the infomercial channel, which we expect to be flat relative to the same period for the prior fiscal year.

The Offering

Common stock offered by Bare Escentuals, Inc.	100,000 shares
Common stock offered by the selling stockholders	7,900,000 shares
Common stock to be outstanding after the offering	90,039,549 shares
Use of proceeds
We expect that the net proceeds to us from the sale of shares of common stock that we are offering will be approximately $2.9 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the estimated net proceeds to us from this offering for general corporate purposes, including paying the expenses of this offering and working capital. We will not receive any proceeds from the sale of shares in this offering by the selling stockholders.
Nasdaq Global Select Market symbol	BARE

        The number of shares of common stock to be outstanding following this offering is based on 89,939,549 shares outstanding as of April 1, 2007. This number does not include:

  •
  6,323,551 shares of common stock subject to outstanding options as of April 1, 2007, having a weighted average exercise price of $3.75 per share; and

  •
  4,444,983 shares of common stock reserved as of April 1, 2007 for future issuance under our equity incentive plans.

        Except as otherwise indicated, information in this prospectus assumes that the underwriter does not exercise its option to purchase additional shares.

Summary Consolidated Financial Data

        The following table sets forth our summary consolidated financial data. You should read this information in conjunction with our financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in or incorporated by reference in this prospectus. The following summary consolidated statement of operations data for each of the fiscal years ended January 2, 2005, January 1, 2006 and December 31, 2006 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary consolidated balance sheet data as of April 1, 2007 and the summary consolidated statement of operations data for the three months ended April 2, 2006 and April 1, 2007 are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus. Our unaudited summary consolidated financial data for the three months ended April 2, 2006 and April 1, 2007 has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments, consisting of only normal recurring adjustments necessary for the fair presentation of this data in all material respects. The results for any interim period are not necessarily indicative of the results of operations to be expected for a full fiscal year.

	Year Ended (a)(b)			Three Months Ended
	January 2, 2005	January 1, 2006	December 31, 2006	April 2, 2006	April 1, 2007
	(in thousands)
Consolidated Statement of Operations Data:
Sales, net	$141,801	$259,295	$394,525	$89,915	$115,613
Cost of goods sold	39,621	74,511	112,439	25,196	33,450

Gross profit	102,180	184,784	282,086	64,719	82,163
Expenses:
Selling, general and administrative	61,156	103,270	135,501	29,684	39,185
Depreciation and amortization	801	1,106	2,327	465	940
Stock-based compensation (c)	819	1,370	5,347	944	1,611
Restructuring charges (d)	—	643	114	—	—
Asset impairment charge (e)	—	1,055	—	—	—
Recapitalization fees and expenses (b)	21,430	—	—	—	—

Total operating expenses	84,206	107,444	143,289	31,093	41,736

Operating income	17,974	77,340	138,797	33,626	40,427
Other income (expense):
Interest expense (b) (f) (g) (h) (j)	(6,348)	(21,503)	(49,246)	(8,983)	(6,811)
Debt extinguishment costs (f) (g) (h) (i) (j)	(540)	(16,535)	(5,868)	—	—
Interest income	4	221	1,222	286	341

Income before provision for income taxes	11,090	39,523	84,905	24,929	33,957
Provision for income taxes	7,088	15,633	34,707	10,395	13,552

Net income	$4,002	$23,890	$50,198	$14,534	$20,405

Deemed dividend attributable to preferred stockholders (k)	4,472	—	—	—	—

Net income (loss) attributable to common stockholders	$(470)	$23,890	$50,198	$14,534	$20,405

	Year Ended (a)(b)			Three Months Ended
	January 2, 2005	January 1, 2006	December 31, 2006	April 2, 2006	April 1, 2007
Other Data:
Adjusted EBITDA (l)	$46,974	$82,948	$148,835	$35,185	$42,978
Cash provided by (used in):
Operating activities	12,825	40,000	29,642	11,357	17,756
Investing activities	(2,238)	(7,542)	(13,617)	(1,480)	(3,870)
Financing activities (b) (f) (g) (h) (j) (m)	(6,546)	(18,225)	(13,825)	(2,045)	4,392
Depreciation	517	1,106	2,327	465	940
Amortization of intangibles	284	—	—	—	—

        The following table reflects our consolidated balance sheet data as of April 1, 2007:

  •
  on an actual basis;

  •
  on an as adjusted basis to give effect to the sale by us of 100,000 shares of our common stock in this offering at an offering price to the public of $36.50, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of April 1, 2007
	Actual	As adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$39,153	$42,030
Working capital	90,601	93,478
Property and equipment, net	24,041	24,041
Total assets	183,580	186,457
Total debt	325,000	325,000
Total stockholders' deficit (n)	(188,803)	(185,926)

  (a)
  Effective January 1, 2004, we changed our fiscal year-end to the Sunday closest to December 31, based on a 52/53-week year. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five or six years.

  (b)
  On June 10, 2004, we completed a recapitalization pursuant to which affiliates of Berkshire Partners LLC and JH Partners, LLC and members of our management acquired a majority controlling interest in our predecessor MD Beauty, Inc. Stockholders who controlled a majority voting interest in our predecessor prior to the recapitalization retained shared control of our outstanding capital stock immediately following the recapitalization. The transaction has been accounted for as a recapitalization for which no new basis of accounting resulted. The assets, liabilities and results of operations of the predecessor have been consolidated with ours for all periods presented. In connection with the recapitalization transaction, we incurred approximately $100.0 million of new indebtedness, raised approximately $87.5 million of new equity financing and used approximately $169.6 million to repurchase outstanding shares of capital stock and fully vested options. We also recorded a charge of approximately $21.4 million during the year ended January 2, 2005 in connection with the recapitalization, relating primarily to the repurchase of fully vested options and related transaction fees and expenses.

  (c)
  On January 3, 2005, we adopted the fair value recognition and measurement provisions of SFAS No. 123(R), Share-Based Payment (SFAS 123(R)). SFAS 123(R) is applicable to stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Under this transitional method, we are required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested portion of previously granted awards as of January 3, 2005 using the grant-date fair value estimated in accordance with the provisions of SFAS 123.

  (d)
  As a result of our growth, we relocated both our corporate headquarters and distribution center facilities during the year ended January 1, 2006. Related to these relocations, we exited two facilities for which we have operating lease commitments through June 2007. As of the dates we ceased using these two facilities, we recorded a charge of $0.6 million which reflects primarily the sum of the future lease payments, net of estimated sublease income. During the year ended December 31, 2006, we discontinued the use of one of our office floors located at our former corporate facility and we recorded a charge of $0.1 million which related primarily to the sum of the future lease payments due.

  (e)
  During the year ended January 1, 2006, we abandoned a contract with a software vendor and recognized an impairment charge of $1.1 million. The costs associated with the termination of the software vendor contract relate primarily to the cost of the software license arrangement and other fees that were accounted for as construction in progress, as the software had not yet been placed in service.

  (f)
  On February 18, 2005, we incurred approximately $224.5 million of new indebtedness, repaid a total of $92.6 million of existing debt and paid a special dividend to stockholders of $122.4 million. Due to the repayment of the existing debt, we recorded $10.6 million of costs relating to a prepayment penalty and the write-off of deferred financing costs on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of Emerging Issues Task Force (EITF) Abstract 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

  (g)
  On October 7, 2005, we incurred approximately $187.5 million of new indebtedness and paid a special dividend to stockholders of $183.5 million. In connection with the transaction, we recorded $6.0 million of costs relating to the write-off of deferred financing costs on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

  (h)
  On June 7, 2006, we incurred approximately $331.6 million of new indebtedness and paid a special dividend to stockholders of $340.4 million. In connection with the transaction, we recorded $3.4 million of expenses relating to the write-off of deferred financing costs on the previously outstanding debt, as well as debt issuance costs related to the new debt, which were expensed in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

  (i)
  In connection with our June 2004 recapitalization, we recorded costs of $0.5 million related to the early extinguishment of previously outstanding debt that were expensed.

  (j)
  On October 4, 2006, we completed our initial public offering of 18.4 million shares of our common stock at a price of $22.00 per share. We received approximately $373.8 million in net proceeds from the offering, of which $372.5 million was used to repay all outstanding principal and interest relating to our senior subordinated notes and second lien term loans and a portion of the outstanding principal on our first lien term loans under our senior secured credit facilities. In connection with these debt repayments, we wrote off a portion of our unamortized debt issuance costs of $2.5 million and expensed these costs as debt extinguishment costs.

  (k)
  In connection with our June 2004 recapitalization, all holders of our predecessor's preferred stock and common stock and all holders of options and warrants receiving cash in exchange for such options and warrants in the June 2004 recapitalization received the right to share, pro rata based on their holdings, in proceeds from a contingent tax note established in connection with this recapitalization. The tax note required us to pay these holders the lesser of $5.7 million or the aggregate amount of certain tax benefits received by our predecessor as specified in the tax note agreement. We recorded a short-term liability for the tax note and a charge to retained earnings of $5.7 million as part of our June 2004 recapitalization. This payment obligation has been recognized as a "deemed dividend" to our predecessor's stockholders immediately prior to our June 2004 recapitalization, and $4.5 million was attributable to preferred stockholders.

  (l)
  In evaluating our business, we consider and use Adjusted EBITDA as a supplemental measure of our operating performance. We use EBITDA only to assist in the reconciliation of net income to Adjusted EBITDA. We define EBITDA as net income before net interest expense, provision for income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA plus expenses (minus gains) that we do not consider reflective of our ongoing operations. We use Adjusted EBITDA as a supplemental measure to review and assess our operating performance and also as a key profitability measure for covenant compliance under our senior secured credit facilities. If we fail to maintain required levels of Adjusted EBITDA, we could have an event of default under our senior secured credit facilities, potentially resulting in an acceleration of all of our outstanding indebtedness.

    All of the adjustments made in our calculation of Adjusted EBITDA, as described below, are adjustments that would be made in calculating our performance for purposes of coverage ratios under our senior secured credit facilities. In prior periods, we used an adjusted EBITDA calculation for internal purposes and for calculation of compliance with coverage ratios that incorporated additional adjustments not included in our calculation of Adjusted EBITDA. We also believe the use of Adjusted EBITDA facilitates investors' use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting relative interest expense, including the impact of write-offs of deferred financing costs when companies refinance their indebtedness), the book amortization of intangibles (affecting relative amortization expense) and the age and book value of facilities and equipment (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance.

    The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and are not measures of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, and when assessing our operating performance, you should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of the limitations of EBITDA and Adjusted EBITDA include, but are not limited to:

      •
      they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

      •
      they do not reflect changes in, or cash requirements for, our working capital needs;

      •
      they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

      •
      they do not reflect income taxes or the cash requirements for any tax payments;

      •
      although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

      •
      other companies may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

    We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally. EBITDA and Adjusted EBITDA are calculated as follows for the periods presented:

	Year Ended			Three Months Ended
	January 2, 2005	January 1, 2006	December 31, 2006	April 2, 2006	April 1, 2007
	(in thousands)
Net income	$4,002	$23,890	$50,198	$14,534	$20,405
Plus: interest expense	6,348	21,503	49,246	8,983	6,811
Less: interest income	(4)	(221)	(1,222)	(286)	(341)
Plus: depreciation and amortization	801	1,106	2,327	465	940
Plus: provision for income taxes	7,088	15,633	34,707	10,395	13,552

EBITDA	18,235	61,911	135,256	34,091	41,367
Plus: debt extinguishment costs(1)	540	16,535	5,868	—	—
Plus: recapitalization fees and expenses(2)	21,430	—	—	—	—
Plus: warrant charge(3)	5,560	—	—	—	—
Plus: management fees(4)	390	600	2,250	150	—
Plus: restructuring charges(5)	—	643	114	—	—
Plus: asset impairment charge(6)	—	1,055	—	—	—
Plus: stock-based compensation(7)	819	1,370	5,347	944	1,611
Plus: deferred offering costs(8)	—	834	—	—	—

Adjusted EBITDA	$46,974	$82,948	$148,835	$35,185	$42,978

    (1)
    During the years ended January 2, 2005, January 1, 2006 and December 31, 2006, we recorded debt extinguishment costs of $0.5 million, $16.5 million and $5.9 million, respectively, related to the early extinguishment of our previous outstanding debt. In the year ended January 1, 2006, we incurred debt extinguishment costs of $10.6 million and $6.0 million as part of the February 2005 recapitalization and October 2005 recapitalization, respectively. In the year ended December 31, 2006, we incurred debt extinguishment costs of $3.4 million in connection with our June 2006 recapitalization and $2.5 million in connection with the repayment of debt in October 2006.

    (2)
    In connection with our June 2004 recapitalization, we incurred approximately $21.4 million of charges relating primarily to the repurchase of fully vested options and related transaction fees and expenses.

    (3)
    In the year ended January 2, 2005, we modified the terms of a warrant held by a significant customer of ours by reducing its exercise price without additional consideration. As a result of this modification, we recorded a charge of $5.6 million representing the difference between the estimated fair value of the warrant at the date of modification and the fair value of the warrant at the original measurement dates. The charge was reflected as a reduction in net sales.

    (4)
    We paid transaction fees and monthly management fees to Berkshire Partners LLC and JH Partners, LLC under management agreements that were terminated in connection with our initial public offering that closed on October 4, 2006. We paid an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for termination of these agreements.

    (5)
    In connection with the relocations of both our corporate headquarters and distribution center facilities during the year ended January 1, 2006, we recorded a charge of $0.6 million which primarily reflects the sum of the future lease payments due for these facilities, net of estimated sublease income. During the year ended December 31, 2006, we discontinued the use of one of our office floors located at our former corporate facility, and we recorded a charge of $0.1 million which related primarily to the sum of the future lease payments due.

    (6)
    During the year ended January 1, 2006, we abandoned a contract with a software vendor and recorded an impairment charge of $1.1 million.

    (7)
    The stock-based compensation charges for the years ended January 1, 2006 and December 31, 2006 and the three months ended April 2, 2006 and April 1, 2007 primarily resulted from our adoption of the fair value recognition and measurement provisions of Statement of Financial Accounting Standards No. 123(R), or SFAS 123(R), effective January 3, 2005. The stock-based compensation charge of $0.8 million in the year ended January 2, 2005 primarily related to the cash-out of certain fully vested outstanding options and the issuance of stock at a price deemed to be below market value.

    (8)
    During the year ended January 1, 2006, we expensed $0.8 million of deferred public offering costs in accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic: 5A, which requires companies to expense deferred offering costs after a filing has been postponed for an extended period of time.

  (m)
  On March 19, 2007, we completed a follow-on underwritten public offering pursuant to which we sold 575,000 shares of our common stock at $34.50 per share and received net proceeds of approximately $18.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Additionally, selling stockholders sold an additional 13,225,000 shares, which includes 1,800,000 shares sold pursuant to the exercise of the underwriters' option to purchase additional shares. We did not receive any of the proceeds from the sale of the shares sold by the selling stockholders.

  (n)
  We adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, on January 1, 2007. As a result of the adoption of FIN 48, the changes to our reserve for uncertain tax positions was accounted for as a $1.0 million cumulative effect adjustment to decrease the beginning balance of retained earnings on our balance sheet.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should consider carefully the risks described below, together with all of the other information contained in this prospectus, before making an investment decision. If any of the following risks occur, our business, financial condition, results of operations or future growth could suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our success is dependent on sales of our mineral-based foundation. A change in consumer preferences for such products could harm our business.

        During the year ended December 31, 2006 and the three months ended April 1, 2007, approximately 47.6% and 50.8% of our net sales were derived from our sales of foundation products. We are vulnerable to shifting consumer tastes and demands and cannot assure you that our foundation will maintain its popularity and market acceptance. Our growth and future success will depend, in part, upon consumer preferences for our mineral-based foundation. A decline in consumer demand for our mineral-based foundation would result in decreased net sales of our products and harm our business. Moreover, we are identified as a mineral-based cosmetics company, and it would likely damage our reputation were these products to fall out of favor with consumers.

We do not have long-term purchase commitments from our significant customers, and a decrease or interruption in their business with us would reduce our sales and profitability.

        We depend on wholesale sales to QVC, Inc. and specialty beauty retailers, Sephora and Ulta, for a significant portion of our net sales. Sales to QVC, Sephora and Ulta accounted for an aggregate of 39.9% of our net sales for the year ended December 31, 2006, with sales to each of these customers accounting for greater than 10% of our net sales for the year ended December 31, 2006. Sales to QVC, Sephora and Ulta accounted for an aggregate of 42.0% of our net sales for the three months ended April 1, 2007, with sales to each of these customers accounting for greater than 10% of our net sales for the three months ended April 1, 2007. Our arrangement with QVC does not obligate QVC to make any purchases of our products or to undertake any efforts to promote our products on air or otherwise, and our arrangements with each of Sephora and Ulta are by purchase order and are terminable at will at the option of either party. A substantial decrease or interruption in business from these significant customers could result in inventory write-offs or in the loss of future business and could reduce our liquidity and profitability. In addition, our appearances on QVC enhance our brand awareness and drive sales both on QVC and in our other sales channels. As a result, a decision by QVC to reduce the number of times per year it features our products on air or the type of such appearances would cause a decline in our sales to QVC and could cause sales in our other channels to suffer.

        In the future, our significant customers may undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease their orders for our products. Further, one or more of these customers may decide to exclusively feature a competitor's mineral-based products, develop their own store-brand mineral-based products or reduce the number of brands of cosmetics and beauty products they sell, any of which could affect our ability to sell our products to them on favorable terms, if at all. Our loss of significant customers would impair our sales and profitability and harm our business, prospects, financial condition and results of operations.

The beauty industry is highly competitive, and if we are unable to compete effectively it could significantly harm our business, prospects, financial condition and results of operations.

        The beauty industry is highly competitive and at times changes rapidly due to consumer preferences and industry trends. Our products face, and will continue to face, competition for consumer recognition and market share with products that have achieved significant national and international brand name recognition and consumer loyalty, such as those offered by global prestige beauty companies Avon Products, Inc., Elizabeth Arden, Inc., The Estée Lauder Companies, Inc., L'Oréal S.A. and Neutrogena Corporation, of which Avon, L'Oréal and Neutrogena have recently launched mineral-based makeup. These companies have significantly greater resources than we have and are less leveraged than we are. Our competitors typically devote substantial resources to promoting their brands through traditional forms of advertising, such as print media and television commercials. Because of such mass marketing methods, our competitors' products may achieve higher visibility and recognition than our products. In addition, our competitors may duplicate our marketing strategy and distribution model to increase the breadth of their product sales.

        The total market for prestige cosmetics is not growing rapidly. As a result, competition for market share in this cosmetics category is especially intense. In order to succeed, we must continue to take market share from our competitors across all of our sales channels. We compete with prestige cosmetics companies primarily in department store and specialty beauty retail channels, but prestige cosmetics companies also recently have increased their sales through infomercial and home shopping television channels. Mass cosmetics brands are sold primarily though channels in which we do not sell our products, such as mass merchants and catalogs, but mass cosmetics companies are increasingly making efforts to acquire market share in the higher-margin prestige cosmetics category by introducing brands and products that address this market. If we are unable to maintain or improve the inventory levels and in-store positioning of our products in third-party retailers or maintain and increase sales of our products through our other distribution channels, including infomercials, home shopping television and other direct-to-consumer methods, our ability to achieve and maintain significant market acceptance for our products could be severely impaired.

        Our i.d. bareMinerals foundation products face competition from liquid- or cream-based foundation and, to a lesser extent, mineral-based foundation products, sold by our competitors. Because the process for production of mineral-based cosmetics is not subject to patent protection, there is a low barrier to entry into the market for such products. If global prestige beauty companies were to significantly increase production and marketing of mineral-based cosmetics, our net sales could suffer. If consumers prefer our competitors' products over ours, we will lose market share and our net sales will decline. New products that we develop might not generate sufficient consumer interest and sales to become profitable or to cover the costs of their development.

        Advertising, promotion, merchandising and packaging, and the timing of new product introductions and line extensions have a significant impact on consumers' buying decisions and, as a result, our net sales. These factors, as well as demographic trends, economic conditions and discount pricing strategies by competitors, could result in increased competition and could harm our net sales and profitability by competitors.

We may be unable to manage our growth effectively, which could cause our liquidity and profitability to suffer.

        We have grown rapidly, with our net sales increasing from approximately $94.7 million for the year ended December 31, 2003 to approximately $394.5 million for the year ended December 31,

2006. Our growth has placed, and will continue to place, a strain on our management team, information systems and other resources. To manage growth effectively, we must:

  •
  continue to enhance our operational, financial and management systems, including our warehouse management, inventory control and in-store point-of-sale systems;

  •
  maintain and improve our internal controls and disclosure controls and procedures; and

  •
  expand, train and manage our employee base.

        We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, prospects, financial condition or results of operations. Our rapid growth also makes it difficult for us to adequately predict the expenditures we will need to make in the future. If we do not make the necessary overhead expenditures to accommodate our future growth, we may not be successful in executing our growth strategy, and our prospects and results of operations would suffer.

We may be unable to sustain our growth or profitability, which could impair our future success and ability to make investments in our business.

        Our ability to succeed depends, to a significant extent, on our ability to grow our business while maintaining profitability. We may not be able to sustain our growth or profitability on a quarterly or annual basis in future periods. Our future growth and profitability will depend upon a number of factors, including, without limitation:

  •
  the level of competition in the beauty industry;

  •
  our ability to continue to execute successfully our strategic initiatives and growth strategy;

  •
  our ability to sell our products effectively through our various distribution channels in volumes sufficient to drive growth and leverage our cost structure and media spending;

  •
  our ability to improve our products continuously in order to offer new and enhanced consumer benefits and better quality;

  •
  our ability to maintain efficient, timely and cost-effective production and delivery of our products;

  •
  the efficiency and effectiveness of our sales and marketing efforts, including through infomercials and QVC, in building product and brand awareness, driving traffic to our various distribution channels and increasing sales;

  •
  our ability to identify and respond successfully to emerging trends in the beauty industry;

  •
  our ability to maintain and intensify our consumers' emotional connection with our brand, including through friendly and effective customer service and contacts;

  •
  our ability to maintain public association of our brand with prestige beauty products;

  •
  the level of consumer acceptance of our products; and

  •
  general economic conditions and consumer confidence.

        We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. Failure to execute any material part of our strategic plan or growth strategy successfully could significantly impair our ability to service our indebtedness and make investments in our business.

If we are unable to retain key executives and other personnel, particularly Leslie Blodgett, our Chief Executive Officer and primary spokesperson, and recruit additional executives and personnel, we may not be able to execute our business strategy and our growth may be hindered.

        Our success largely depends on the performance of our management team and other key personnel and our ability to continue to recruit qualified senior executives and other key personnel. Our future operations could be harmed if any of our senior executives or other key personnel ceased working for us. Competition for senior management personnel is intense and there can be no assurance that we will be able to retain our personnel or attract additional qualified personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and to seeking a replacement. Any inability to fill vacancies in our senior executive positions on a timely basis could harm our ability to implement our business strategy, which would harm our business and results of operations.

        In addition, we are particularly dependent on Leslie Blodgett, our Chief Executive Officer and primary spokesperson, as her talents, efforts, personality and leadership have been, and continue to be, critical to our success. Many of our customers identify our products by their association with Ms. Blodgett, and she greatly enhances the success of our sales and marketing. There can be no assurance that we will be successful in retaining her services. We maintain key executive life insurance policies with respect to Ms. Blodgett totaling approximately $34 million, which is payable to the lenders under our senior secured credit facility in the event we collect payments on the policy. A diminution or loss of the services of Ms. Blodgett would significantly harm our net sales, and as a result, our business, prospects, financial condition and results of operations.

Our senior management team has limited experience working together as a group, and may not be able to manage our business effectively.

        Most of the members of our senior management team, including our President, Vice President of Operations, Vice President of Information Technology, Vice President of Sales and General Counsel have been hired since January 2006. As a result, our senior management team has limited experience working together as a group. This lack of shared experience could harm our senior management team's ability to quickly and efficiently respond to problems and effectively manage our business.

Our planned expansion of our boutique operations will result in increased expenses with no guarantee of increased earnings. In addition, we may close boutiques that are not profitable or incur other costs, which could cause our results of operations to suffer.

        We opened a total of seven new boutiques in 2006, and we plan to open approximately fifteen new boutiques in 2007, none of which were open as of April 1, 2007. We expect our total capital expenditures associated with opening these new boutiques to be approximately $5.0 million in 2007. However, we may not be able to attain our target number of new boutique openings, and any of the new boutiques that we open may not be profitable, either of which could cause our financial results to suffer. Our ability to expand by opening new boutiques will depend in part on the following factors:

  •
  the availability of attractive boutique locations;

  •
  our ability to negotiate favorable lease terms;

  •
  our ability to identify customer demand in different geographic areas;

  •
  general economic conditions; and

  •
  availability of sufficient funds for expansion.

        In order to continue our expansion of boutiques, we will need to hire additional management and staff for our corporate offices and employees for each new boutique. In addition, we will need to expand our information technology systems to accommodate the growth of our operations. If we are unable to hire necessary personnel or grow our existing information technology systems, our expansion efforts may not succeed and our results of operations may suffer.

        Some of our expenses will increase with the opening of new boutiques, such as headcount and lease occupancy expenses as well as information technology system expenses. Moreover, as we stock new boutiques with product inventory, our inventory expenditures will increase. We may not be able to manage these increased expenses without decreasing our earnings. If any of our boutiques fails to generate attractive financial returns or otherwise does not serve our strategic goals, we may be required to close that boutique. If we were to close any boutique, we likely would incur expenses in connection with such closing, would be unable to recover our investment in leasehold improvements at that boutique and would be liable for remaining lease obligations, which could harm our results of operations.

Our media spending might not result in increased net sales or generate the levels of product and brand name awareness we desire, and we might not be able to increase our net sales at the same rate as we increase our advertising expenditures. In addition, our infomercials might not continue to be an effective distribution channel, which could harm our net sales.

        Our future growth and profitability will depend in part on the effectiveness and efficiency of our media spending, including our ability to:

  •
  create greater awareness of our products and brand name;

  •
  determine the appropriate creative message and media mix for future expenditures; and

  •
  effectively manage advertising costs, including creative and media costs, to maintain acceptable costs per sale and operating margins.

        Our infomercials and advertising may not result in increased sales or generate desired levels of product and brand name awareness, and we may not be able to increase our net sales at the same rate as we increase our advertising expenditures.

        We depend on infomercials as one of our most significant distribution channels for marketing and selling our products. To the extent that sales resulting from our infomercials decrease or if there is a marked increase in the price we pay for our media time, the cost-effectiveness for such infomercials will decrease. If our infomercials are broadcast during times when viewership is low, this could also result in a decrease of the cost-effectiveness of such broadcasts, which could cause our results of operations to suffer. Also, to the extent we have committed in advance for broadcast time for our infomercials, we would have fewer resources available for potentially more effective distribution channels.

We depend on third parties to manufacture all of the products we sell, and we have a long-term contract with only one of the manufacturers of our products. If we are unable to maintain these manufacturing relationships or enter into additional or different arrangements, we may fail to meet customer demand and our net sales and profitability may suffer as a result.

        All of our products are contract manufactured or supplied by third parties. We have a long-term contract with only one of the manufacturers of our products. The fact that we do not have long-term contracts with our other third-party manufacturers means that they could cease manufacturing these products for us at any time and for any reason. In addition, our third-party manufacturers are not restricted from manufacturing our competitors' products, including mineral-based products. We also source some of our products through a supplier agent that purchases products from third-party manufacturers. This supplier agent, with whom we do not have a long-term contract, accounted for approximately 41% and 27% of our net product received for the year ended December 31, 2006 and the three months ended April 1, 2007, respectively. If we are unable to obtain adequate supplies of suitable products because of the loss of one or more key vendors or manufacturers or our supplier agent or otherwise, our business and results of operations would suffer because we would be missing products from our merchandise mix unless and until we could make alternative supply arrangements. In addition, identifying and selecting alternative vendors would be time-consuming and expensive, and we might experience significant delays in production during this selection process. Our inability to secure adequate and timely supplies of merchandise would harm inventory levels, net sales and gross profit, and ultimately our results of operations.

        Our manufacturers also may increase the cost of the products we purchase from them. If our manufacturers increase our costs, our margins would suffer unless we were able to pass along these increased costs to our customers. We may not be able to develop relationships with new vendors and manufacturers, and even if we do establish such relationships, such new vendors and manufacturers might not allocate sufficient capacity to us to meet our requirements. Furthermore, products from alternative sources, if any, may be of a lesser quality or more expensive than those we currently purchase. In addition, if we increase our product orders significantly from the amounts we have historically ordered from our manufacturers, our manufacturers might be unable to meet this increased demand. To the extent we fail to obtain additional products from our manufacturers, we may not be able to meet customer demand, which could harm our net sales and profitability.

Our third-party manufacturers may not continue to produce products that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause customer dissatisfaction and require us to find alternative suppliers of our products.

        Our third-party manufacturers may not maintain adequate controls with respect to product specifications and quality and may not continue to produce products that are consistent with our standards or applicable regulatory requirements, as described below. If we are forced to rely on products of inferior quality, then our customer satisfaction and brand reputation would likely suffer, which would lead to reduced net sales. In addition, we may be required to find new third-party manufacturers to supply our products. There can be no assurance that we would be successful in finding third-party manufacturers that make products meeting our standards of quality.

        In accordance with the Federal Food, Drug and Cosmetic Act, or FDC Act, and regulations enforced by the Food and Drug Administration, or FDA, the manufacturing processes of our third party manufacturers must comply with the FDA's current Good Manufacturing Practices, or cGMPs, for manufacturing drug products. The manufacturing of our cosmetic products are subject to the misbranding and adulteration sections of the FDC Act applicable to cosmetics. The FDA may inspect our facilities and those of our third-party manufacturers periodically to determine if we and our third-party manufacturers are complying with cGMPs and the FDC Act provisions applicable to manufacturing cosmetic products. We have limited control over the FDA compliance of our third-party manufacturers. A history of past compliance is not a guarantee that future FDA regulatory manufacturing requirements will not mandate other compliance steps with associated expense.

        If we or our third-party manufacturers fail to comply with federal, state or foreign regulations, we could be required to suspend manufacturing operations, change product formulations, suspend the sale of products with non-complying specifications, initiate product recalls or change product labeling, packaging or advertising or take other corrective action. In addition, sanctions under the FDC Act may include seizure of products, injunctions against future shipment of products, restitution and disgorgement of profits, operating restrictions and criminal prosecution. If any of the above events occurs, we would be required to expend significant resources to comply with FDA requirements and we might need to seek the services of alternative third-party manufacturers. Obtaining the required regulatory approvals, including from the FDA, to use alternative third-party manufacturers may involve a lengthy and uncertain process. A prolonged interruption in the manufacturing of one or more of our products as a result of non-compliance could decrease our supply of products available for sale which could reduce our net sales, gross profits and market share, as well as harm our overall business, prospects, financial condition and results of operations.

We depend on Datapak Services Corporation, or Datapak, for the fulfillment of products sold through our infomercials and we are planning to take over the fulfillment functions it has performed.

        We depend on Datapak for fulfillment of our infomercial sales, which represented 32.7% and 29.7% of our net sales for the year ended December 31, 2006 and the three months ended April 1, 2007, respectively. We contract with Datapak for inventory management, call center operation, hosting of our bareminerals.com website and packing and shipping of product to our customers. Our contract with Datapak expires on December 31, 2007, subject to automatic one-year renewals thereafter for one-year periods unless either party gives 90 days' written notice of nonrenewal. We have delivered notice of nonrenewal to Datapak, and we plan to take over the fulfillment functions Datapak currently performs at our new facility in Obetz, Ohio. If Datapak were to terminate its relationship with us before we are prepared to take over the fulfillment services it performs, we could experience delays in packing and shipping product to our infomercial customers, which could harm our business. We have limited experience with fulfilling direct to consumer infomercial orders, and as a result, even if our transition away from Datapak occurs on the anticipated timetable, we may experience disruptions or delays in accepting orders, processing them or delivering product to infomercial customers as we take over the services previously provided by Datapak. Additionally, until we complete our transition away from Datapak, our ability to provide satisfactory levels of customer service will depend, to a large degree, on the efficient and uninterrupted operation of Datapak's customer call center operations. In the past, we have received customer complaints related to the services provided by Datapak's customer call center operations. Because our success depends in large part on keeping our customers satisfied, and because infomercial sales constitute a significant portion of our net sales, any failure by Datapak to provide satisfactory levels of customer service or any failure by us to provide satisfactory levels of customer service after we bring these functions in-house, would likely impair our reputation and harm our business, prospects, financial condition and results of operations.

Our manufacturers ship a significant portion of the product we order to our distribution center in Hayward, California, and any significant disruption of this center's operations would hurt our ability to make timely delivery of our products.

        We distribute products to our premium wholesale, spa and salon and international customers, QVC and our company-owned boutiques from our facility in Hayward, California. Approximately 67% of our net sales for the year ended December 31, 2006 and 70% of our net sales for the three months ended April 1, 2007 were derived from these channels. A natural disaster or other catastrophic event, such as a fire, flood, severe storm, break-in, terrorist attack or other comparable event could cause interruptions or delays in our business and loss of inventory and could render us unable to accept or fulfill customer orders in a timely manner, or at all. In addition, Hayward is located on a major fault line, increasing our susceptibility to the risk that an earthquake could significantly harm the operations of our distribution facility, and our coverage under our existing earthquake insurance is limited to $10 million. The impact of any of these natural disasters or other catastrophic events on our business may be exacerbated by the fact that we are still in the process of developing our formal disaster recovery plan, and we do not have a final plan currently in place. In addition, our business interruption insurance may not adequately compensate us for losses that may occur. In the event that an earthquake, fire, natural disaster or other catastrophic event were to destroy a significant part of our Hayward, California facility or interrupt our operations for an extended period of time, our net sales would be reduced and our results of operations would be harmed.

Our new distribution facility in Obetz, Ohio may not perform as planned.

        In addition to our facility in Hayward, California, we are planning to open a new facility in Obetz, Ohio in the second half of 2007 that would also distribute products to our premium wholesale, spa and salon and international customers, QVC, our company-owned boutiques and infomercial and online shopping customers. In February 2007, we entered into a ten-year lease for an approximately 300,000 square foot facility in Obetz, Ohio where we are expecting to perform in-house the fulfillment functions that Datapak is currently performing for us, such as packaging and shipping of product to our infomercial and online shopping customers. The facility is expected to expand warehouse capacity to support growth in premium wholesale sales over the next five years, improve customer service, improve flexibility to offer promotional items and reduce shipping time and costs to our premium wholesale customers, spas and company-owned boutiques located in the Midwest and the East Coast. However, with respect to infomercial fulfillment, we have traditionally outsourced these functions and do not have experience managing these operations. It may be more expensive and time consuming than we expect to open and operate the facility. As a result, we may have increased expenses associated with opening the new facility without a corresponding reduction in costs per transaction or improvement in customer service. Furthermore, if our new facility does not comply with applicable laws and regulations or fails to meet expected deadlines, our ability to deliver products to meet commercial demand would be significantly impaired.

Our quarterly results of operations may fluctuate due to the timing of customer orders, the number of QVC appearances we make, new boutique openings, as well as limited seasonality and other factors.

        We may experience variability in net sales and net income on a quarterly basis as a result of a variety of factors, including the timing of orders from our premium wholesale customers, the timing and number of our appearances on QVC, the timing of new boutique openings, seasonality and other factors. We make sales to our premium wholesale customers on a purchase order basis, and we receive new orders when and as these customers need replenishment product. As a result, their orders typically are not evenly distributed through the course of the year. In addition, our sales to QVC are largely dependent on the timing and number of our on-air appearances, with our greatest sales generated through appearances where our products are featured as "Today's Special Value" or "TSV." As such, we expect our quarterly results to continue to fluctuate based on the number of shows in a quarter and whether a particular quarter includes a TSV or not.

        We opened a total of seven new boutiques in 2006, and we plan to open approximately fifteen new boutiques in 2007, none of which were open as of April 1, 2007. The timing of these boutique openings will impact both our net sales and our selling, general and administrative expenses. For example, if we were to open a number of new boutiques at the end of a quarter, our results of operations for that quarter would include limited net sales from the new boutiques but substantially all of the pre-opening expenses associated with such boutiques.

        In addition, our plans to open a number of new boutiques and expand our retail presence could have the effect of increasing the percentage of sales driven through these sales channels. While we believe our overall business is not currently subject to significant seasonal fluctuations, we have experienced limited seasonality in our specialty beauty retail and company-owned boutique channels as a result of increased demand for our products in anticipation of and during the holiday season. To the extent our sales to specialty beauty retailers and through our boutiques increase as a percentage of our total sales, we may experience increased seasonality.

We are planning a replacement of our core systems that might disrupt our supply chain operations.

        We are in the process of substantially modifying our information technology systems supporting our financial management and reporting, inventory and purchasing management, order management, warehouse management and forecasting. Modifications will involve replacing legacy systems with successor systems during the course of 2007. There are inherent risks associated with replacing our core systems, including supply chain disruptions that may affect our ability to deliver products to our customers. We believe that other companies have experienced significant delays and cost overruns in implementing similar systems changes, and we may encounter similar problems. We may not be able to successfully implement these new systems or implement them without supply chain disruptions in the future. Any resulting supply chain disruptions could harm our business, prospects, financial condition and results of operations. We do not believe our existing systems are adequate to support our growth. Thus, if we are not able to implement these new systems successfully, our business, prospects, financial condition and results of operations may suffer.

Our computer and communications hardware and software systems are vulnerable to damage and interruption, which could harm our business.

        Our ability to receive and fulfill orders successfully is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our primary computer systems and operations are located at a co-location facility in San Francisco, California and our corporate headquarters also in San Francisco, California and are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events and errors in usage by our employees and customers. Systems integration issues are complex, time-consuming and expensive.

        We outsource the hosting of our websites bareescentuals.com, bareminerals.com and mdformulations.com. In the event that any of our website service providers experiences any interruption in its operations or ceases operations for any reason or if we are unable to agree on satisfactory terms for a continued hosting relationship, we would be forced to enter into a relationship with another service provider or take over hosting responsibilities ourselves. In the event it becomes necessary to switch hosting facilities in the future, we may not be successful in finding an alternative service provider on acceptable terms or in hosting our websites ourselves. Any significant interruption in the availability or functionality of our website or our sales processing, distribution or communications systems, for any reason, could seriously harm our business, prospects, financial condition and results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors' views of us.

        We must ensure that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis. We will be required to spend considerable effort on establishing and maintaining our internal controls, which will be costly and time-consuming and will need to be re-evaluated frequently. We have very limited experience in designing and testing our internal controls. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures, in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal control over financial reporting. In addition, we will be required to file a report by our independent registered public accounting firm addressing these assessments beginning with our Annual Report on Form 10-K for the year ending December 30, 2007. Both we and our independent auditors will be testing our internal controls in anticipation of being subject to Section 404 requirements and, as part of that documentation and testing, may identify areas for further attention and improvement. Implementing any appropriate changes to our internal controls may entail substantial costs to modify our existing financial and accounting systems, take a significant period of time to complete, and distract our officers, directors and employees from the operation of our business. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or a consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may seriously affect our stock price.

Our independent auditors have indicated to us that they believe there were material weaknesses in our internal controls for the fiscal year ended January 2, 2005. Our failure to implement and maintain effective internal controls in our business could have a material adverse effect on our business, financial condition, results of operations and stock price.

        In connection with the completion of its audit of, and the issuance of an unqualified report on, our financial statements for the fiscal year ended January 2, 2005, our independent auditors, Ernst & Young LLP, delivered a management letter identifying the following reportable conditions involving our internal controls that it considers to be material weaknesses:

  •
  our financial closing procedures and processes did not support timely and accurate reporting of our financial results, and the internal control structure in the financial accounting department did not provide for adequate supervision and review of personnel; and

  •
  the technical accounting knowledge of our accounting personnel during the year ended January 2, 2005 was not sufficient in relation to our business, the nature and complexity of our financial statement reporting obligations and the increasing complexity of generally accepted accounting principles.

        Ernst & Young LLP noted that these weaknesses resulted in numerous post-closing adjustments, affecting a number of financial statement accounts.

        We have taken steps to strengthen our internal control processes to address the matters identified by Ernst & Young LLP, including (1) hiring finance executives with substantial industry and public company accounting experience and (2) establishing processes to improve communications between the finance department and the operations and executive departments to ensure that all significant transactions and contracts entered into by authorized individuals are captured in our financial accounting records. While no material weaknesses were identified during the course of our audits for the fiscal years ended January 1, 2006 or December 31, 2006, we cannot assure you that these issues will not arise in future periods.

        The existence of one or more material weaknesses or significant deficiencies could result in errors in our financial statements, and substantial costs and resources may be required to rectify any internal control deficiencies. If we fail to achieve and maintain the adequacy of our internal controls in accordance with applicable standards, we may be unable to conclude on an ongoing basis that we have effective internal controls over financial reporting. If we cannot produce reliable financial reports, our business and financial condition could be harmed, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly and we may be unable to obtain additional financing to operate and expand our business.

Our indebtedness could limit our ability to plan for or respond to changes in our business, and we may be unable to generate sufficient cash flow to satisfy significant debt service obligations or to refinance the obligations on acceptable terms, or at all.

        Our consolidated indebtedness as of April 1, 2007 was $325.0 million. As of April 1, 2007, we could have incurred up to an additional $24.6 million under our revolving credit facility, subject to compliance with a maximum leverage ratio covenant.

        Our senior secured credit facilities, as amended in March 2007, contain a number of significant covenants, which limit our ability to, among other things, incur additional indebtedness, make investments, pay dividends, make distributions, or redeem or repurchase capital stock and grant liens on our assets or the assets of our subsidiaries. For example, we are restricted from incurring additional indebtedness from a third party unless we satisfy the maximum leverage ratio covenant in our credit facility. As of April 1, 2007, we and our consolidated subsidiaries could have incurred an additional $47.0 million of indebtedness in compliance with this covenant, as amended. Our senior secured credit facilities also require us to maintain specified financial ratios and satisfy financial condition tests at the end of each fiscal quarter. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not meet those tests. A breach of any of these covenants could result in a default under the senior secured credit facilities. If the lenders accelerate amounts owing under our senior secured credit facilities because of a default and we are unable to pay such amounts, the lenders have the right to foreclose on substantially all of our assets.

        In addition, our substantial indebtedness and the fact that a substantial portion of our cash flow from operations must be used to make principal and interest payments on this indebtedness could have important consequences, including:

  •
  increasing our vulnerability to general adverse economic and industry conditions, placing us at a disadvantage compared to our competitors who are less leveraged;

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  reducing the availability of our cash flow for other purposes, including working capital, capital expenditures, product development, acquisitions or other corporate requirements;

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  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, which would place us at a competitive disadvantage compared to our competitors that may have less debt; and

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  limiting our ability to obtain additional financing in the future that we may need to fund working capital, capital expenditures, product development, acquisitions or other corporate requirements.

        Our ability to incur significant future indebtedness, whether to finance capital expenditures, product development, potential acquisitions or for general corporate purposes, will depend on our ability to generate cash flow. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us under our senior secured credit facilities in amounts sufficient to enable us to fund our liquidity needs, our financial condition and results of operations may be harmed. If we cannot make scheduled principal and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity financing. If we are unable to refinance this or any of our indebtedness on commercially reasonable terms or at all, or to effect any other action relating to our indebtedness on satisfactory terms or at all, our business may be harmed.

Our debt obligations have variable interest rates, which makes us vulnerable to increases in interest rates and could cause our interest expense to increase and decrease cash available for operations and other purposes.

        As of April 1, 2007, we had $325.0 million of consolidated indebtedness that was subject to variable interest rates. Interest rates in the U.S. recently have been near historic lows, and any increase in these rates would increase our interest expense and reduce our funds available for operations and other purposes. Presently, we do not hedge any of our variable rate indebtedness against interest rate fluctuations. Accordingly, we may experience material increases in our interest expense as a result of increases in interest rate levels generally. Based on the $325.0 million of variable interest rate indebtedness outstanding as of April 1, 2007, a hypothetical 1% increase or decrease in interest rates would result in a change of approximately $3.3 million to our annual interest expense.

We had a negative net worth as of April 1, 2007, which may make it more difficult and costly for us to obtain financing in the future.

        As of April 1, 2007, we had a negative net worth of $188.8 million. Our negative net worth resulted from the use of borrowings to fund our repurchase of stock in connection with our June 2004 recapitalization and to fund dividends in connection with our February 2005 recapitalization, October 2005 recapitalization and June 2006 recapitalization transactions. As a result of our negative net worth, we may face greater difficulty and expense in obtaining future financing than we would face if we had a greater net worth, which may limit our ability to meet our needs for liquidity or otherwise compete effectively in the marketplace.

Our products may cause unexpected and undesirable side effects that could limit their use, require their removal from the market or prevent further development. In addition, we are vulnerable to claims that our products are not as effective as we claim them to be.

        Unexpected and undesirable side effects caused by our products for which we have not provided sufficient label warnings could result in our recall or discontinuance of sales of our products. Unexpected and undesirable side effects could prevent us from achieving or maintaining market acceptance of the affected products or could substantially increase the costs and expenses of commercializing new products. In addition, consumers or industry analysts may assert claims that our products are not as effective as we claim them to be. Unexpected and undesirable side effects associated with our products or assertions that our products are not as effective as we claim them to be also could cause negative publicity regarding our company, brand or products, which could in turn harm our reputation and net sales. We are particularly susceptible to these risks because our marketing campaign heavily relies on the assertion that our products are "pure" and ideal for women who have skin conditions that can be exacerbated by traditional cosmetics.

We may face product liability claims and may be required to recall products, either of which could result in unexpected costs and damage to our reputation.

        Our business exposes us to potential liability risks that arise from the testing, manufacture and sale of our beauty products. Plaintiffs in the past have received substantial damage awards from other cosmetics companies based upon claims for injuries allegedly caused by the use of their products. We currently maintain general liability insurance with an annual aggregate coverage limit of $15.0 million. Any claims brought against us may exceed our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy limits would have to be paid from our cash reserves, which would reduce our capital resources. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. Any product liability claim or series of claims brought against us could harm our business significantly, particularly if a claim were to result in adverse publicity or damage awards outside or in excess of our insurance policy limits. In addition, in the past, we have recalled certain of our products, and in the future, it may be necessary for us to recall products that do not meet approved specifications or because of the side effects resulting from the use of our products, which would result in adverse publicity, potentially significant costs in connection with the recall and a loss of net sales from such products.

We do not currently own any patent registrations for our products. If we are unable to protect our intellectual property rights, our ability to compete could be harmed.

        We regard our trademarks, trade dress, copyrights, trade secrets, know-how and similar intellectual property as critical to our success. Our principal intellectual property rights include registered trademarks on our name, "Bare Escentuals," as well as our brands "i.d. bareMinerals," "i.d.," "md formulations," "Bare Escentuals" and "RareMinerals," copyrights in our infomercial broadcasts and website content, rights to our domain names www.bareescentuals.com, www.bareminerals.com and www.mdformulations.com, and trade secrets and know-how with respect to product formulations, product sourcing, sales and marketing and other aspects of our business. As such, we rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, consultants, suppliers, and others to protect our proprietary rights. We have not received patent protection on any of our products, though we have licenses for the proprietary formulations and ingredients used in some of our md formulations and RareMinerals products. If we are unable to protect or preserve the value of our trademarks, copyrights, trade secrets or other proprietary rights for any reason, our brand and reputation could be impaired and we could lose customers.

        Although most of our brand names are registered in the United States and in certain foreign countries in which we operate, we may not be successful in asserting trademark or trade name protection. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The costs required to protect our trademarks and trade names may be substantial. In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

        Other parties may infringe on our intellectual property rights and may thereby dilute our brands in the marketplace. Any such infringement of our intellectual property rights would also likely result in a commitment of our time and resources to protect these rights through litigation or otherwise. For example, we currently are pursuing claims in litigation against M/D Skin Care LLC and its founder Dr. Dennis Gross regarding their use of the trademark "MD Skincare." M/D Skin Care LLC has also filed claims against us in the case. In each case, we believe the competing marks infringe our trademark rights and create confusion in the marketplace. We are also pursuing claims in litigation against L'Oréal USA, Inc. and L'Oréal S.A. regarding their use of the trademark "Bare Naturale" and for false advertising of this brand. We have incurred and expect to incur significant legal fees and other expenses in pursuing these claims. If we receive an adverse judgment in either of these matters or in any other cases we may bring in the future to defend our intellectual property rights, we may suffer further dilution of our trademarks and other rights, which could harm our ability to compete as well as our business, prospects, financial condition and results of operations.

Legal proceedings or third-party claims of intellectual property infringement may require us to spend time and money and could prevent us from developing or commercializing products. We currently sell our md formulations products in sales channels that arguably exceed the permitted field of use.

        Our technologies, products or potential products in development may infringe rights under patents, patent applications, trademark, copyright or other intellectual property rights of third parties in the United States and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages. Further, if a third party were to bring an intellectual property infringement suit against us, we could be forced to stop or delay development, manufacturing, or sales of the product that is the subject of the suit.

        Our MD Formulations, Inc. subsidiary acquired rights to the md formulations trademarks and some of our md formulations product rights from a large specialty pharmaceutical company in 1999. We currently sell our md formulations products in sales channels that arguably exceed the permitted field of use specified in the purchase agreement. The agreement provides for the sale to MD Formulations of md formulations product rights for use in a field of use defined as the research, development, manufacture, marketing and sale of alpha hydroxy acid, or AHA, skin care products to "skin care aestheticians" worldwide and to physicians outside of the United States. For the year ended December 31, 2006, we made approximately 62.0% of our sales of md formulations products to spas and salons, which we require to employ aestheticians and to international distributors, but during the past five years, we also have sold these products in our premium wholesale channels, through our own boutiques and on our mdformulations.com website. The party from which we purchased the md formulations product rights is aware of our sales in these channels and has not requested that we discontinue sales in these channels, although it has to date refused our requests to expand the permitted field of use to explicitly cover all of these sales. However, if it were to challenge our rights to sell md formulations products in these distribution channels, we could be required to engage in litigation or negotiation with the objective of obtaining these rights. Any such litigation would cause us to incur substantial expenses and, if we were unsuccessful, could cause us to lose the right to sell our products in one or more of our existing distribution channels or to pay damages, either of which could significantly harm our business, prospects, financial condition and results of operations. Sales of md formulations products accounted for approximately 4.9% and 4.6% of our net sales for the year ended December 31, 2006 and the three months ended April 1, 2007, respectively.

        As a result of intellectual property infringement claims, or to avoid potential claims, we may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product or be forced to cease some aspect of our business operations if, as a result of actual or threatened intellectual property infringement claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly.

        In addition to infringement claims against us, we may become a party to other patent or trademark litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office, or the USPTO, proceedings before the USPTO's Trademark Trial and Appeal Board and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. For example, in October 2006, we filed an opposition to an application for a mark, and in November 2006, the party applying for the mark filed counterclaims requesting the cancellation of six of our registered trademarks. The cost to us of any intellectual property litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings better than us because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could impair our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time and resources.

We may be subject to liability for the content that we publish.

        As a publisher of infomercial broadcasts and online content, we face potential liability for intellectual property infringement and other similar claims based on the information and other content contained in our infomercials, website and instructional DVDs and videos. In the past, parties have brought these types of claims and sometimes successfully litigated them against other online services. If we incur liability for our infomercial or online content, our business, prospects, financial condition and results of operations could suffer.

The regulatory status of our cosmetics or skin care products could change, and we may be required to conduct clinical trials to establish efficacy and safety or cease to market these products.

        The FDA does not have a premarket approval system for cosmetics, and we believe we are permitted to market our cosmetics and have them manufactured without submitting safety or efficacy data to the FDA. However, the FDA may in the future determine to regulate our cosmetics or the ingredients included in our cosmetics as drugs or biologics. If certain of our i.d. bareMinerals, RareMinerals or our other products are deemed to be drugs or biologics, rather than cosmetics, we would be required to conduct clinical trials to demonstrate the safety and efficacy of these products in order to continue to market and sell them. In such event, we may not have sufficient resources to conduct any required clinical trials, and we may not be able to establish sufficient efficacy or safety data to resume the sale of these products. Any inquiries by the FDA or any foreign regulatory authorities into the regulatory status of our cosmetics and any related interruption in the marketing and sale of these products could severely damage our brand reputation and image in the marketplace, as well as our relationships with customers, which would harm our business, prospects, financial condition and results of operations.

        Our foundations and concealers as well as some of our md formulations products are considered over-the-counter, or OTC, drug products by the FDA. The FDA regulates the formulation, manufacturing, packaging, labeling and distribution of OTC drug products pursuant to a "monograph" system that specifies active drug ingredients and acceptable product claims that are generally recognized as safe and effective for particular uses. If any of these products that are OTC drugs are not in compliance with the applicable FDA monograph, we would be required to (i) reformulate such product, (ii) cease to make certain use claims relating to such product or (iii) cease to sell such product until we receive further FDA approval. There can be no assurance that, if more stringent regulations are promulgated, we will be able to comply with such statutes or regulations without incurring substantial expense or at all. In addition, OTC drug products must be manufactured in accordance with drug good manufacturing practice regulations. Our OTC drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with drug good manufacturing practices and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers' compliance with these regulations and standards. If the FDA finds a violation of drug good manufacturing practices, it may enjoin the manufacturer's operations, seize products, or criminally prosecute the manufacturer, any of which could require us to find alternative manufacturers, resulting in additional time and expense.

Regulatory matters governing our industry could decrease our net sales and increase our operating costs.

        In both our U.S. and foreign markets, we are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States and at analogous levels of government in foreign jurisdictions.

        The formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of our products are subject to extensive regulation by various federal agencies, including the FDA, the Federal Trade Commission, or FTC, state attorneys general in the U.S., the Ministry of Health, Labor and Welfare in Japan, as well as by various other federal, state, local and international regulatory authorities in the countries in which our products are manufactured, distributed or sold. If we or our manufacturers fail to comply with those regulations, we could become subject to significant penalties or claims, which could harm our results of operations or our ability to conduct our business. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may impair the marketing of our products, resulting in significant loss of net sales.

        In addition, our failure to comply with FTC or state regulations, or with regulations in foreign markets that cover our product claims and advertising, including direct claims and advertising by us, may result in enforcement actions and imposition of penalties or otherwise harm the distribution and sale of our products.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed.

        From time to time, we may seek additional equity or debt financing to provide for the capital expenditures required to finance working capital requirements, to increase the number of our boutiques or to make acquisitions. In addition, if our business plans change, if general economic, financial or political conditions in our markets change, or if other circumstances arise that have a material effect on our cash flow, the anticipated cash needs of our business as well as our conclusions as to the adequacy of our available sources of capital could change significantly. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital to meet those needs. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.

We may seek to expand our product portfolio through internal development. There can be no assurance that we will be successful in marketing and selling any products we develop.

        Our business strategy contemplates the continued expansion of our portfolio of brands through internal product development. However, we may not be successful in internally developing new products. Even if we are able to develop new products, we might not be successful in marketing and selling these products.

We may make acquisitions and strategic investments, which will involve numerous risks. We may not be able to address these risks without substantial expense, delay or other operational or financial problems.

        Although we have a limited history of making acquisitions or strategic investments, we may acquire or make investments in related businesses or products in the future. Acquisitions or investments involve various risks, such as:

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  higher than expected acquisition and integration costs;

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  the difficulty of integrating the operations and personnel of the acquired business;

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  the potential disruption of our ongoing business, including the diversion of management time and attention;

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  the possible inability to obtain the desired financial and strategic benefits from the acquisition or investment;

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  assumption of unanticipated liabilities;

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  incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions;

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  impairment in relationships with key suppliers and personnel of any acquired businesses due to changes in management and ownership;

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  the loss of key employees of an acquired business; and

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  the possibility of our entering markets in which we have limited prior experience.

        Future acquisitions and investments could also result in substantial cash expenditures, potentially dilutive issuance of our equity securities, our incurring of additional debt and contingent liabilities, and amortization expenses related to other intangible assets that could adversely affect our business, operating results and financial condition.

We are subject to risks related to our international operations.

        As we expand our international operations, we will be increasingly susceptible to the following risks associated with international operations:

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  import and export license requirements;

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  trade restrictions;

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  changes in tariffs and taxes;

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  restrictions on repatriating foreign profits back to the United States;

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  the imposition of foreign and domestic governmental controls;

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  unfamiliarity with foreign laws and regulations;

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  difficulties in staffing and managing international operations;

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  product registration, permitting and regulatory compliance;

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  thefts and other crimes; and

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  geopolitical conditions, such as terrorist attacks, war or other military action.

        In addition, we plan to develop formal and informal marketing and distribution relationships with existing and new local business partners who can provide local expertise and sales and distribution infrastructure to support our expansion in our target international markets, which will be time-consuming and costly. Several of the risks associated with our international business may be within the control (in whole or in part) of these local business partners with whom we have established relationships or may be affected by the acts or omissions of these local business partners. No assurances can be provided that these local business partners will effectively help us in their respective markets or that they will act in compliance with foreign laws and regulations in providing us with services. The failure of these local business partners to assist us in their local markets and the other risks set forth above could harm our business, prospects, financial condition and results of operations.

Risks Related to this Offering

Our common stock has only been publicly traded since September 29, 2006 and the price of our common stock has fluctuated substantially and may continue to do so.

        Our common stock has only been publicly traded since September 29, 2006, and we expect that the price of our common stock will continue to fluctuate substantially. From our initial public offering through June 13, 2007, the trading price of our common stock has ranged from a low of $26.95 to a high of $43.22. Many factors could cause the market price of our common stock to rise and fall, including the following:

  •
  introductions of new products or new pricing policies by us or by our competitors;

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  the gain or loss of significant customers or product orders;

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  actual or anticipated variations in our quarterly results;

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  the announcement of acquisitions or strategic alliances by us or by our competitors;

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  recruitment or departure of key personnel;

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  the level and quality of securities research analyst coverage for our common stock;

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  changes in the estimates of our operating performance or changes in recommendations by us or any research analysts that follow our stock or any failure to meet the estimates made by research analysts; and

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  market conditions in our industry and the economy as a whole.

        In addition, public announcements by our competitors concerning, among other things, their performance, strategy, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.

A total of 48,917,477, or 54.3%, of our total outstanding shares are restricted from immediate resale, but may be sold into the market in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price. Upon completion of this offering, we will have 90,039,549 shares of our common stock outstanding. Of these shares, the common stock sold in our initial public offering, the shares sold in our March 2007 follow-on public offering and the shares sold in this offering will be freely tradable, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The holders of 48,917,477 shares of common stock have agreed with the underwriter, subject to certain exceptions, not to dispose of or hedge any of their common stock during the 90-day period following the date of this prospectus, except with the prior written consent of Goldman, Sachs &

Co. The 90-day restricted period referred to in the preceding sentence may be extended under the circumstances described in the "Underwriting" section of this prospectus. After the expiration of the 90-day lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144.

Number of shares and % of total outstanding	Date available for sale into public market
41,122,072, or 45.7%	Immediately after this offering.
48,917,477, or 54.3%
90 days after the date of this prospectus due to contractual obligations and lock-up agreements between the holders of these shares and the underwriter. However, the underwriter can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time, provided their respective one-year holding periods have expired.

        As of April 1, 2007, stockholders owning 49,712,702 shares were entitled, under contracts providing for registration rights, to require us to register our securities owned by them for public sale. In addition, we have filed a registration statement to register 10,817,490 shares reserved for future issuance under our equity compensation plans.

        Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

Our current principal stockholders will continue to have significant influence over us after this offering, and they could delay, deter, or prevent a change of control or other business combination or otherwise cause us to take action that advances their best interests and not necessarily those of other stockholders.

        Upon the closing of this offering, affiliates of Berkshire Partners LLC and JH Partners, LLC will beneficially own approximately 25.5% and 11.9% of our outstanding common stock, respectively, or approximately 24.9% and 11.6%, respectively, if the underwriter exercises its option to purchase additional securities in full. In addition, two of our directors are affiliated with Berkshire Partners LLC and two of our directors are affiliated with JH Partners, LLC. As a result, if these stockholders were to choose to act together, they will have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. In addition, the significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning shares in companies with controlling stockholders.

We do not anticipate paying dividends on our capital stock in the foreseeable future.

        We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to repay existing indebtedness and to fund the development and growth of our business. In addition, the terms of our senior secured credit facilities currently, and any future debt or credit facility may, restrict our ability to pay any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain from your purchase of our common stock for the foreseeable future.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could cause our stock price to decline and prevent attempts by our stockholders to replace or remove our current management.

        Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and harm the market price of our common stock and diminish the voting and other rights of the holders of our common stock. These provisions include:

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  dividing our board of directors into three classes serving staggered three-year terms;

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  authorizing our board of directors to issue preferred stock and additional shares of our common stock without stockholder approval;

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  prohibiting stockholder actions by written consent;

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  prohibiting our stockholders from calling a special meeting of stockholders;

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  prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66 2/3% stockholder approval; and

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  requiring advance notice for raising business matters or nominating directors at stockholders' meetings.

        We are also subject to provisions of Delaware law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years after the stockholder becomes a 15% stockholder, subject to specified exceptions. Together, these provisions of our certificate of incorporation and bylaws and of Delaware law could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and the Private Securities Litigation Reform Act of 1995. Forward looking statements are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." All statements, other than statements of historical facts, included or incorporated in the prospectus are forward-looking statements, particularly statements which include information concerning our possible or assumed future results of operations, plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, competitive position, industry environment, potential growth opportunities, the effects of regulation and other information that is not historical information. Forward-looking statements can be identified by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" or similar expressions.

        Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in greater detail in "Risk Factors." Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we incorporate by reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

        Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus.

        You should rely only on the information contained in or incorporated by reference in this prospectus and any applicable free writing prospectus. We have not authorized anyone to provide you with information that is different. We and the selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

USE OF PROCEEDS

        The net proceeds to us from the sale of 100,000 shares of common stock that we are offering will be approximately $2.9 million based upon a public offering price of $36.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders.

        We intend to use the estimated net proceeds to us from this offering for general corporate purposes, which may include paying expenses in connection with this offering and working capital. Pending application of the net proceeds, we will invest the net proceeds in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

        On June 10, 2004, we used approximately $169.6 million to redeem outstanding shares of common stock and preferred stock and to cash out certain fully vested options and warrants in connection with our June 2004 recapitalization. On February 18, 2005 in connection with our February 2005 recapitalization, on October 7, 2005 in connection with our October 2005 recapitalization, and on June 7, 2006 in connection with our June 2006 recapitalization, we paid cash dividends of approximately $122.4 million, $183.5 million and $340.4 million, respectively, to the holders of our outstanding shares of common stock. These dividend payments were not required to be made pursuant to any agreement and were funded with borrowings under senior secured credit facilities and senior subordinated notes and in part from our retained earnings and cash from operations. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Provisions in our senior secured credit facilities prevent us and our operating subsidiary from paying future dividends and making other distributions and transfers. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon our results of operations, financial condition, capital requirements, contractual restrictions and such other factors as our board of directors deems relevant.

CAPITALIZATION

        The following table sets forth our capitalization and cash and cash equivalents as of April 1, 2007:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the sale by us of 100,000 shares of our common stock in this offering at an offering price to the public of $36.50, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of April 1, 2007
	Actual	As adjusted
	(in thousands, except per share data)
Cash and cash equivalents	$39,153	$42,030

Long-term debt, net of current portion	307,376	307,376

Stockholders' deficit:
Preferred stock, $0.001 par value, 10,000 authorized, none issued and outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value, 200,000 authorized, 89,940 issued and outstanding, actual; 90,040 issued and outstanding, as adjusted	90	90
Additional paid-in capital	398,328	401,205
Accumulated deficit	(587,221)	(587,221)

Total stockholders' deficit	(188,803)	(185,926)

Total capitalization	$118,573	$121,450

        The number of shares of common stock to be outstanding after this offering is based on 89,939,549 shares outstanding as of April 1, 2007. This number does not include:

  •
  6,323,551 shares of common stock subject to outstanding options as of April 1, 2007, having a weighted average exercise price of $3.75 per share; and

  •
  4,444,983 shares of common stock reserved for future issuance under our equity incentive plans as of April 1, 2007.

MARKET PRICE OF COMMON STOCK

        Our common stock has been listed on the Nasdaq Global Select Market under the symbol "BARE" since September 29, 2006. The following table sets forth for the periods indicated the high and low sale prices per share of our common stock as reported by the Nasdaq Global Select Market:

	Low	High
Fiscal Year 2006
Third Quarter (commencing September 29, 2006)	$26.99	$29.10
Fourth Quarter	26.95	35.41
Fiscal Year 2007
First Quarter	30.50	37.89
Second Quarter (through June 13, 2007)	35.78	43.22

        On June 13, 2007, the closing price of our common stock, as reported on the Nasdaq Global Select Market, was $37.18 per share. As of June 7, 2007, we had approximately 66 stockholders of record.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated statement of operations data for each of the fiscal years ended January 2, 2005, January 1, 2006 and December 31, 2006 and the selected consolidated balance sheet data as of January 1, 2006 and December 31, 2006 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The selected consolidated statement of operations data for the fiscal years ended December 31, 2002 and December 31, 2003 and the balance sheet data as of December 31, 2002 and 2003 and January 2, 2005 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of April 2, 2006 was derived from our unaudited consolidated financial statements that are not included in this prospectus. The selected consolidated balance sheet data as of April 1, 2007 and the selected consolidated statement of operations data for the three months ended April 2, 2006 and April 1, 2007 are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus.

        Our unaudited selected consolidated financial data as of April 2, 2006 and April 1, 2007 and for the three months then ended, have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments necessary for the fair presentation of this data in all material respects. The results for any interim period are not necessarily indicative of the results of operations to be expected for a full fiscal year.

        The following selected consolidated financial data should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and consolidated financial statements and related notes, included elsewhere in this prospectus.

	Year Ended (a)(b)					Three Months Ended
	December 31, 2002	December 31, 2003	January 2, 2005	January 1, 2006	December 31, 2006	April 2, 2006	April 1, 2007
	(in thousands, except per share data)
Sales, net	$64,951	$94,661	$141,801	$259,295	$394,525	$89,915	$115,613
Cost of goods sold	22,859	31,041	39,621	74,511	112,439	25,196	33,450

Gross profit	42,092	63,620	102,180	184,784	282,086	64,719	82,163
Expenses:
Selling, general and administrative	34,823	40,593	61,156	103,270	135,501	29,684	39,185
Depreciation and amortization	1,240	1,150	801	1,106	2,327	465	940
Stock-based compensation (c)	—	—	819	1,370	5,347	944	1,611
Restructuring charges (d)	—	—	—	643	114	—	—
Asset impairment charges (e)	568	—	—	1,055	—	—	—
Recapitalization fees and expenses (b)	—	—	21,430	—	—	—	—

Total operating expenses	36,631	41,743	84,206	107,444	143,289	31,093	41,736

Operating income	5,461	21,877	17,974	77,340	138,797	33,626	40,427
Other income (expense):
Interest expense (b)(f)(g)(h)(j)	(1,746)	(1,592)	(6,348)	(21,503)	(49,246)	(8,983)	(6,811)
Debt extinguishment costs (f)(g)(h)(i)(j)	—	(323)	(540)	(16,535)	(5,868)	—	—
Interest income	7	36	4	221	1,222	286	341

Income before provision for income taxes	3,722	19,998	11,090	39,523	84,905	24,929	33,957
Provision for income taxes	1,377	8,152	7,088	15,633	34,707	10,395	13,552

Net income	$2,345	$11,846	$4,002	$23,890	$50,198	$14,534	$20,405

Deemed dividend attributable to preferred stockholders (k)	—	—	4,472	—	—	—	—

Net income (loss) attributable to common stockholders	$2,345	$11,846	$(470)	$23,890	$50,198	$14,534	$20,405

Net income (loss) per common share
Basic	$0.04	$0.19	$(0.01)	$0.35	$0.67	$0.21	$0.23

Diluted	$0.03	$0.17	$(0.01)	$0.34	$0.65	$0.20	$0.22

Cash dividend per common share	$—	$—	$0.02	$4.45	$4.81	$—	$—

Weighted average shares used in computing net income (loss) per share:
Basic	61,380	61,380	61,500	67,676	74,668	69,145	89,428

Diluted	68,192	68,192	61,500	69,285	77,208	71,868	92,632

	As of (a)(b)					As of
	December 31, 2002	December 31, 2003	January 2, 2005	January 1, 2006	December 31, 2006	April 2, 2006	April 1, 2007
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$906	$401	$4,442	$18,675	$20,875	$26,507	$39,153
Working capital	3,022	12,374	21,823	34,715	66,338	47,011	90,601
Total assets	31,618	36,714	63,559	94,895	155,835	97,093	183,580
Long-term debt, less current portion	9,378	4,832	80,998	377,166	321,639	374,000	307,376
Stockholders' equity (deficit)(l)	1,906	14,795	(49,202)	(327,432)	(228,522)	(310,833)	(188,803)

(a)
Effective January 1, 2004, we changed our fiscal year-end to the Sunday closest to December 31 based on a 52/53-week year. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five or six years. In 2002 and 2003, our annual fiscal periods ended on December 31.

(b)
On June 10, 2004, we completed a recapitalization pursuant to which affiliates of Berkshire Partners LLC and JH Partners, LLC and members of our management acquired a majority controlling interest in our predecessor MD Beauty, Inc. Stockholders who controlled a majority voting interest in our predecessor prior to the recapitalization retained shared control of our outstanding capital stock immediately following the recapitalization. The transaction has been accounted for as a recapitalization for which no new basis of accounting resulted. The assets, liabilities and results of operations of the predecessor have been consolidated with ours for all periods presented. In connection with the recapitalization transaction, we incurred approximately $100.0 million of new indebtedness, raised approximately $87.5 million of new equity financing and used approximately $169.6 million to repurchase outstanding shares of capital stock and fully vested options. We also recorded a charge of approximately $21.4 million during the year ended January 2, 2005 in connection with the recapitalization, relating primarily to the repurchase of fully vested options and related transaction fees and expenses.

(c)
On January 3, 2005 we adopted the fair value recognition and measurement provisions of SFAS No. 123(R), Share-Based Payment, or SFAS 123(R). SFAS 123(R) is applicable to stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Under this transitional method, we are required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested portion of previously granted awards as of January 3, 2005 using the grant-date fair value estimated in accordance with the provisions of SFAS 123.

(d)
As a result of our growth, we relocated both our corporate headquarters and distribution center facilities during the year ended January 1, 2006. Related to these relocations, we exited two facilities for which we have operating lease commitments through June 2007. As of the dates we ceased using these two facilities, we recorded a charge of $0.6 million which reflects primarily the sum of the future lease payments, net of estimated sublease income. During the year ended December 31, 2006, we discontinued the use of one of our office floors located at our former corporate facility and we recorded a charge of $0.1 million which related primarily to the sum of the future lease payments due.

(e)
During the year ended January 1, 2006, we abandoned a contract with a software vendor and recognized an impairment charge of $1.1 million. The costs associated with the termination of the software vendor contract relate primarily to the cost of the software license arrangement and other fees that were accounted for as construction in progress, as the software had not yet been placed in service.

During
the year ended December 31, 2002, we discontinued a product line acquired as part of the acquisition of the md formulations business in December 2001 and recorded an impairment charge of $0.6 million to reduce the carrying amount of related long-lived assets to their fair value based on estimated future cash flows.

(f)
On February 18, 2005, we incurred approximately $224.5 million of new indebtedness, repaid a total of $92.6 million of existing debt and paid a special dividend to stockholders of $122.4 million. Due to the repayment of the existing debt, we recorded $10.6 million of costs relating to a prepayment penalty and the write-off of deferred financing costs on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

(g)
On October 7, 2005, we incurred approximately $187.5 million of new indebtedness and paid a special dividend to stockholders of $183.5 million. In connection with the transaction, we recorded $6.0 million of costs relating to the write-off of deferred financing costs on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

(h)
On June 7, 2006, we incurred approximately $331.6 million of new indebtedness and paid a special dividend to stockholders of $340.4 million. In connection with the transaction, we recorded $3.4 million of costs relating to the write-off of deferred financing expense on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

(i)
In connection with our June 2004 recapitalization, we recorded costs of $0.5 million related to the early extinguishment of previously outstanding debt that were expensed. In September 2003, we recorded costs of $0.3 million related to the amendment of our line of credit agreement that were expensed as debt extinguishment costs.

(j)
On October 4, 2006, we completed our initial public offering of 18.4 million shares of our common stock at a price of $22.00 per share. We received approximately $373.8 million in net proceeds from the offering, of which $372.5 million was used to repay all outstanding principal and interest relating to our senior subordinated notes and second lien term loans and a portion of the outstanding principal on our first lien term loans under our senior secured credit facilities. In connection with these debt repayments, we wrote off a portion of its unamortized debt issuance costs of $2.5 million and expensed these costs as debt extinguishment costs.

(k)
In connection with our June 2004 recapitalization, all holders of our predecessor's preferred stock and common stock and all holders of options and warrants receiving cash in exchange for such options and warrants in the June 2004 recapitalization received the right to share, pro rata based on their holdings, in proceeds from a contingent tax note established in connection with this recapitalization. The tax note provided that we must pay these holders the lesser of $5.7 million or the aggregate amount of certain tax benefits received by our predecessor as specified in the tax note agreement. We recorded a short-term liability for the tax note and a charge to retained earnings of $5.7 million as part of our June 2004 recapitalization. This payment obligation has been recognized as a "deemed dividend" to our predecessor's stockholders immediately prior to our June 2004 recapitalization, and $4.5 million was attributable to preferred stockholders.

(l)
We adopted FIN 48 on January 1, 2007. As a result of the adoption of FIN 48, the changes to our reserve for uncertain tax positions was accounted for as a $1.0 million cumulative effect adjustment to decrease the beginning balance of retained earnings on our balance sheet.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes to those statements incorporated by reference in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Executive Overview

        Founded in 1976, Bare Escentuals is one of the fastest growing prestige beauty companies in the U.S. and a leader by sales and consumer awareness in mineral-based cosmetics. We develop, market and sell branded cosmetics, skin care and body care products under our i.d. bareMinerals, i.d., RareMinerals and namesake Bare Escentuals brands, and professional skin care products under our md formulations brand.

        We utilize a distinctive marketing strategy and a multi-channel distribution model consisting of infomercials, premium wholesale, including Sephora and Ulta, company-owned boutiques, home shopping television on QVC, spas and salons and online shopping. We believe that this strategy provides convenience to our consumers and allows us to reach the broadest possible spectrum of consumers.

        Our business is comprised of two strategic business units constituting reportable segments that we manage separately based on fundamental differences in their operations:

  •
  Our retail segment, which is characterized by sales directly to end users, includes our infomercials, which include sales through our websites www.bareminerals.com and www.bareescentuals.com, and company-owned boutiques, which include sales through our website www.mdformulations.com. We believe that our infomercial business helps us to build brand awareness, communicate the benefits of our core products and establish a base of recurring revenue because a substantial percentage of new consumers participate in our continuity program. Our company-owned boutiques enhance our ability to build strong consumer relationships and promote additional product use through personal demonstrations and product consultations.

  •
  Our wholesale segment, which is characterized by sales to resellers, includes premium wholesale; home shopping television; spas and salons; and international distributors. Our sales through home shopping television help us to build brand awareness, educate consumers through live product demonstrations and develop close connections with our consumers. We also sell to retailers that we believe feature our products in settings that support and reinforce our brand image and provide a premium in-store experience. Similarly, our spa and salon customers provide an informative and treatment-focused environment in which aestheticians and spa professionals can communicate the benefits of our core products. Finally, we primarily sell our products in a number of international markets through a network of third-party distributors.

        We manage our business segments to maximize sales growth and market share. We believe that our multi-channel distribution strategy maximizes convenience for our consumers, reinforces brand awareness, increases consumer retention rates, and drives corporate cash flow and profitability. Further, we believe that the broad diversification within our segments provides us with expanded opportunities for growth and reduces our dependence on any single distribution channel.

Within individual distribution channels, particularly those in our wholesale segment, financial results are often affected by the timing of shipments as well as the impact of key promotional events.

        In evaluating our business, we also consider and use Adjusted EBITDA as a supplemental measure of our operating performance. We use EBITDA only to assist in the reconciliation of net income to Adjusted EBITDA. We define EBITDA as net income before interest, income tax, depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted for items that we do not consider reflective of our ongoing operations. See "—Non-GAAP Measures."

Basis of Presentation

        We recognize revenue when merchandise is shipped from a warehouse to wholesale customers, infomercial customers and online shopping customers or when purchased by consumers at company-owned boutiques, each net of estimated returns (except in the case of our consignment sales). For our consignment sales, we recognize sales, net of estimated returns, upon shipment from our consignment partners to their customers. We recognize postage and handling charges we bill to customers as revenue upon shipment of the related merchandise.

        Our cost of goods sold consists of the costs associated with the sourcing of our products, including the cost of the product and associated manufacturing costs, inbound freight charges, royalties and internal transfer costs. Additionally, cost of goods sold includes postage and handling costs incurred upon shipment of merchandise. Our gross profit is dependent upon a variety of factors, including changes in the relative sales mix between our business segments, changes in the mix of products sold and fluctuations in material costs. Our gross margins differ significantly between product lines and our business segments, with sales in our retail segment generally yielding higher gross margins than our wholesale segment. These factors may cause gross profit and margins to fluctuate from quarter to quarter. We anticipate that our cost of goods sold will increase in absolute dollars as we increase our total sales but will remain generally consistent with historical periods on an annual basis as a percentage of net sales depending on the mix of sales among our distribution channels.

        Selling, general and administrative expenses include infomercial production and media costs, advertising costs, rent and other store operating costs and corporate costs such as management salaries, information technology, professional fees, finance and accounting personnel, human resources personnel and other administrative functions. Selling, general, and administrative expenses also include all of our distribution center and fulfillment costs, including all warehousing costs associated with our third-party fulfillment provider and receiving and inspection costs that we do not include in cost of goods sold, which are comprised primarily of headcount related costs at our own distribution center and at our third-party fulfillment provider. Receiving and inspection costs and warehousing costs are excluded from our gross margins and, therefore, our gross margins may not be comparable to those of other companies that choose to include certain of these costs in cost of goods sold. We are unable to provide an estimate of these costs but we believe these costs are not material. Fluctuations in selling, general and administrative expenses result primarily from changes in media and advertising expenditures, changes in fulfillment costs which increase proportionately with net sales, particularly infomercial sales, changes in store operating costs, which are affected by the number of stores opened in a period, and changes in corporate costs such as for headcount and infrastructure to support our operations. We anticipate that our selling, general and administrative expenses will increase in absolute dollars as we expect to continue to invest in corporate infrastructure and incur additional expenses associated with being a public company, such as increased legal and accounting costs, investor relations costs and higher insurance premiums.

        Depreciation and amortization includes charges for the depreciation of property and equipment and the amortization of intangible assets. All of our intangible assets were fully amortized as of January 2, 2005. We anticipate that our depreciation and amortization expense will increase in absolute dollars as we continue to open new boutiques, invest in information systems and amortize intangible assets in connection with our recent acquisition. We record our depreciation and amortization as a separate line item in our statement of operations because all such expense relates to selling, general and administrative costs.

        Stock-based compensation includes charges incurred in recognition of compensation expense associated with grants of stock options and stock purchases. On January 3, 2005 we adopted the fair value recognition and measurement provisions of SFAS No. 123(R). SFAS 123(R) is applicable to stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Pursuant to SFAS 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award and is recognized as an expense over the requisite service period. We elected to adopt the modified-prospective-transition method, as provided by SFAS 123(R). Accordingly, prior period amounts have not been restated. Under this transitional method, we are required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested portion of previously granted awards as of January 3, 2005 using the grant-date fair value estimated in accordance with the provisions of SFAS 123. We record our stock-based compensation on a separate operating expense line item in our statement of operations due to the fact that, to date, all of our stock-based awards have been made to employees whose salaries are classified as selling, general and administrative costs. As of April 1, 2007, we had options to purchase 6,323,551 shares of our common stock outstanding with a weighted average exercise price of $3.75 per share, 276,685 shares of which were exercisable at April 1, 2007. As of April 1, 2007, pursuant to SFAS 123(R), there was $22.6 million of total unamortized stock-based compensation expense, of which we expect to amortize $4.8 million for the remainder of 2007, $6.4 million in 2008 and the remainder thereafter.

        Recapitalization fees and expenses include charges incurred in connection with the recapitalization we completed on June 10, 2004, which we refer to as our June 2004 recapitalization. In connection with our June 2004 recapitalization, affiliates of Berkshire Partners LLC and JH Partners, LLC and members of our management acquired a majority controlling interest in our predecessor MD Beauty, Inc. Stockholders who controlled a majority voting interest in our predecessor prior to this recapitalization retained shared control in our outstanding capital stock immediately following this recapitalization pursuant to the terms of our Stockholders Agreement dated June 10, 2004. The transaction has been accounted for as a recapitalization for which no new basis of accounting resulted. The assets, liabilities and results of operations of our predecessor have been consolidated with ours for all periods presented. In connection with this recapitalization, we received proceeds of $100.0 million by borrowing $73.0 million in senior term loans and $27.0 million in subordinated notes and received net proceeds of $87.5 million of equity financing, offset by $13.9 million in closing fees and expenses. We used $169.6 million of these net proceeds to redeem outstanding common and preferred stock and to cash out fully vested options.

        Interest expense includes interest costs associated with our credit facilities and the amortization of deferred financing costs associated with these credit facilities. We anticipate that our interest expense in the future will decrease in absolute terms and as a percentage of net sales as a result of making prepayments of our outstanding indebtedness with our excess cash.

        Provision for income taxes depends on the statutory tax rates in the countries where we sell our products. Historically, we have only been subject to taxation in the United States because we have either sold to consumers in the United States or sold to distributors in the United States who resold our products here and abroad. However, in the second fiscal quarter of 2007, we will begin to sell our products directly to some customers located outside of the United States, and as a result we will become subject to taxation based on the foreign statutory rates in the countries where these sales took place and our effective tax rate could fluctuate accordingly. For fiscal 2007, we anticipate that our effective tax rate will be approximately 40% of our income before provision for income taxes. We have recently received an inquiry related to our 2004 fiscal year from federal tax authorities and the U.S. Internal Revenue Service is currently in the process of auditing our U.S. federal income tax return for that year. Any audit by state or federal tax authorities may result in additional tax liability.

        Effective January 1, 2004, we changed our fiscal year-end to the Sunday closest to December 31 based on a 52/53-week year. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five or six years. In 2003, our fiscal year ended on December 31. The fiscal years ended January 2, 2005, January 1, 2006 and December 31, 2006 each contained 52 weeks. The additional days in the fiscal year ended January 2, 2005 as a result of the change contributed approximately $0.2 million of additional net sales.

Results of Operations

        The following is a discussion of our results of operations for the three months ended April 1, 2007 compared to the three months ended April 2, 2006, the year ended December 31, 2006 compared to the year ended January 1, 2006 and the year ended January 1, 2006 compared to the year ended January 2, 2005.

        The following table sets forth consolidated statements of operations for the years ended January 2, 2005, January 1, 2006 and December 31, 2006 and for the three months ended April 2, 2006 and April 1, 2007:

Consolidated Statements of Operations

	Year Ended						Three Months Ended
	January 2, 2005		January 1, 2006		December 31, 2006		April 2, 2006		April 1, 2007
	(in thousands, except percentages)
Sales, net	$141,801	100.0%	$259,295	100.0%	$394,525	100.0%	$89,915	100.0%	$115,613	100.0%
Cost of goods sold	39,621	27.9	74,511	28.7	112,439	28.5	25,196	28.0	33,450	28.9

Gross profit	102,180	72.1	184,784	71.3	282,086	71.5	64,719	72.0	82,163	71.1
Expenses:
Selling, general and administrative	61,156	43.1	103,270	39.8	135,501	34.3	29,684	33.0	39,185	33.9
Depreciation and amortization	801	0.6	1,106	0.4	2,327	0.6	465	0.5	940	0.8
Stock-based compensation	819	0.6	1,370	0.5	5,347	1.4	944	1.1	1,611	1.4
Restructuring charges	—	0.0	643	0.2	114	0.0	—	0.0	—	0.0
Asset impairment charge	—	0.0	1,055	0.4	—	0.0	—	0.0	—	0.0
Recapitalization fees and expenses	21,430	15.1	—	0.0	—	0.0	—	0.0	—	0.0

Total operating expenses	84,206	59.4	107,444	41.4	143,289	36.3	31,093	34.6	41,736	36.1

Operating income	17,974	12.7	77,340	29.8	138,797	35.2	33,626	37.4	40,427	35.0
Other income (expense):
Interest expense	(6,348)	(4.5)	(21,503)	(8.3)	(49,246)	(12.5)	(8,983)	(10.0)	(6,811)	(5.9)
Debt extinguishment costs	(540)	(0.4)	(16,535)	(6.4)	(5,868)	(1.5)	—	0.0	—	0.0
Interest income	4	0.0	221	0.1	1,222	0.3	286	0.3	341	0.3

Income before provision for income taxes	11,090	7.8	39,523	15.2	84,905	21.5	24,929	27.7	33,957	29.4
Provision for income taxes	7,088	5.0	15,633	6.0	34,707	8.8	10,395	11.5	13,552	11.7

Net income	$4,002	2.8%	$23,890	9.2%	$50,198	12.7%	$14,534	16.2%	$20,405	17.7%

Deemed dividend attributable to preferred stockholders	4,472	3.2	—	0.0	—	0.0	—	0.0	—	0.0

Net income (loss) attributable to common stockholders	$(470)	(0.3% )	$23,890	9.2%	$50,198	12.7%	$14,534	16.2%	$20,405	17.7%

        Net sales by business segment and distribution channel and percentage of net sales for the years ended January 2, 2005, January 1, 2006 and December 31, 2006 and for the three months ended April 2, 2006 and April 1, 2007 are as follows:

	Year Ended						Three Months Ended
	January 2, 2005		January 1, 2006		December 31, 2006		April 2, 2006		April 1, 2007
	(in thousands, except percentages)
Retail
Infomercial	$54,677	38.6%	$96,969	37.4%	$129,045	32.7%	$30,548	34.0%	$34,274	29.7%
Boutiques	23,584	16.6	35,527	13.7	56,012	14.2	11,516	12.8	17,134	14.8

Total retail	78,261	55.2	132,496	51.1	185,057	46.9	42,064	46.8	51,408	44.5

Wholesale
Premium wholesale	14,105	9.9	49,762	19.2	110,176	27.9	23,828	26.5	35,580	30.8
Home shopping television	27,266	19.2	38,015	14.7	49,754	12.6	12,366	13.8	13,694	11.8
Spas and salons	19,004	13.4	24,099	9.3	33,374	8.5	7,506	8.3	9,959	8.6
International distributors	8,725	6.2	14,923	5.7	16,164	4.1	4,151	4.6	4,972	4.3

Total wholesale	69,100	48.7	126,799	48.9	209,468	53.1	47,851	53.2	64,205	55.5

Corporate	(5,560)	(3.9)	—	0.0	—	0.0	—	0.0	—	0.0

Sales, net	$141,801	100.0%	$259,295	100.0%	$394,525	100.0%	$89,915	100.0%	$115,613	100.0%

        Gross profit and gross margin by business segment for the years ended January 2, 2005, January 1, 2006 and December 31, 2006 and for the three months ended April 2, 2006 and April 1, 2007 are as follows:

	Year Ended						Three Months Ended
	January 2, 2005		January 1, 2006		December 31, 2006		April 2, 2006		April 1, 2007
	(in thousands, except percentages)
Retail	$62,327	79.6%	$102,478	77.3%	$147,662	79.8%	$33,094	78.7%	$40,496	78.8%
Wholesale	45,413	65.7	82,306	64.9	134,424	64.2	31,625	66.1	41,667	64.9
Corporate	(5,560)	(100.0)	—	0.0	—	0.0	—	0.0	—	0.0

Gross profit/gross margin	$102,180	72.1%	$184,784	71.3%	$282,086	71.5%	$64,719	72.0%	$82,163	71.1%

Three months ended April 1, 2007 compared to three months ended April 2, 2006

Sales, net

        Net sales for the three months ended April 1, 2007 increased to $115.6 million from $89.9 million in the three months ended April 2, 2006, an increase of $25.7 million, or 28.6%. This increase was primarily attributable to continued growth in sales of our i.d. bareMinerals line of cosmetics, as we continued to broaden our distribution throughout our sales channels and increase awareness through greater media spending. The increase in our net sales was realized within both our retail and wholesale segments.

        Retail.    Net retail sales increased 22.2% to $51.4 million in the three months ended April 1, 2007 from $42.1 million in the three months ended April 2, 2006. Net sales from infomercials increased 12.2% to $34.3 million in the three months ended April 1, 2007 from $30.5 million in the three months ended April 2, 2006, as a result of increased media spending and the growth of sales in our continuity program. Net sales from boutiques increased 48.8% to $17.1 million in the three months ended April 1, 2007 from $11.5 million in the three months ended April 2, 2006, due to improved productivity at our existing locations as well as a net increase of five boutiques open as of April 1, 2007 compared to April 2, 2006. As of April 1, 2007 and April 2, 2006, we had 33 and 28 open company-owned boutiques, respectively.

        Wholesale.    Net wholesale sales increased 34.2% to $64.2 million in the three months ended April 1, 2007 from $47.9 million in the three months ended April 2, 2006. Net sales in our premium wholesale channel increased 49.3% to $35.6 million in the three months ended April 1, 2007 from $23.8 million in the three months ended April 2, 2006, resulting from strong consumer demand and expansion into additional retail locations at Sephora and Ulta, including new Sephora locations in France. Net sales to our home shopping television customer grew by 10.7% to $13.7 million in the three months ended April 1, 2007 from $12.4 million in the three months ended April 2, 2006, as a result of increased sales of our products through QVC's website, catalogs and continuity programs. Net sales to spas and salons increased 32.7% to $10.0 million in the three months ended April 1, 2007 from $7.5 million in the three months ended April 2, 2006, largely due to the continued growth in sales of our core i.d. bareMinerals cosmetics line in this channel in which our sales historically had been concentrated in sales of our md formulations products. Net sales to our international distributors increased by 19.8% to $5.0 million in the three months ended April 1, 2007 from $4.2 million in the three months ended April 2, 2006, primarily as a result of the increased penetration of our i.d. bareMinerals cosmetics line into this distribution channel.

Gross profit

        Gross profit increased 27.0% to $82.2 million in the three months ended April 1, 2007 from $64.7 million in the three months ended April 2, 2006. Our retail segment gross profit increased 22.4% to $40.5 million in the three months ended April 1, 2007 from $33.1 million in the three months ended April 2, 2006, driven principally by growth in our infomercial and boutiques sales channels. Our wholesale segment gross profit increased 31.8% to $41.7 million in the three months ended April 1, 2007 from $31.6 million in the three months ended April 2, 2006, due to increases in sales across all wholesale distribution channels.

        Gross margin decreased approximately 0.9% to 71.1% in the three months ended April 1, 2007 from 72.0% in the three months ended April 2, 2006. This overall decrease in the three months ended April 1, 2007 is due to a decrease in gross margins in the wholesale segment. Within the wholesale segment, gross margin decreased to 64.9% in the three months ended April 1, 2007 from 66.1% in the three months ended April 2, 2006, primarily as a result of a change in product mix and sales between channels and customers. Within the retail segment, gross margin has remained relatively constant at 78.8% in the three months ended April 1, 2007 from 78.7% in the three months ended April 2, 2006.

Selling, general and administrative expenses

        Selling, general and administrative expenses increased 32.0% to $39.2 million in the three months ended April 1, 2007 from $29.7 million in the three months ended April 2, 2006. The increase was primarily due to a significant increase in investment in our corporate infrastructure of $5.1 million, including increased headcount costs, headquarters facilities costs, distribution center costs and other corporate costs, as well as increased expenses to support sales growth, including $1.2 million in increased store operating costs, $1.1 million in increased media spending and $0.8 million in payroll and other personnel expenses. As a percentage of net sales, selling, general and administrative expenses increased 0.9% to 33.9% from 33.0%, primarily due to corporate expenses increasing at a greater rate than net sales.

Depreciation and amortization

        Depreciation and amortization expenses increased 102.2% to $0.9 million in the three months ended April 1, 2007 from $0.5 million in the three months ended April 2, 2006. This increase was primarily attributable to higher depreciation expense as a result of an increase in depreciable assets as we continue to increase the number of company-owned boutiques and invest in our corporate infrastructure.

Stock-based compensation

        Stock-based compensation expense increased 70.7% to $1.6 million in the three months ended April 1, 2007 from $0.9 million in the three months ended April 2, 2006. This increase resulted from the granting of additional stock options and the impact of option modifications (as to exercise price and term) in connection with the June 2006 recapitalization.

Operating income

        Operating income increased 20.2% to $40.4 million in the three months ended April 1, 2007 from $33.6 million in the three months ended April 2, 2006. This increase was largely due to increases in operating income in both our retail and wholesale segments, reflecting growth across all sales channels, partially offset by an increased operating loss in our corporate segment.

        Our retail segment operating income increased 26.2% to $18.1 million in the three months ended April 1, 2007 from $14.3 million in the three months ended April 2, 2006, which was largely driven by growth in all of our retail sales channels. Our increased sales in the retail segment contributed to an increase in gross profit of $7.4 million which was partially offset by an increase in operating expenses of $3.7 million. The increase in operating expenses was largely due to increased store operating costs of $1.2 million as a result of an increase in the number of boutiques open as of April 1, 2007, $1.1 million in increased media spending and $0.6 million of increased fulfillment costs due to increased sales.

        Our wholesale segment operating income increased 30.6% to $38.6 million in the three months ended April 1, 2007 from $29.6 million in the three months ended April 2, 2006, due to increased sales gains across all wholesale sales channels. Our increased sales in the wholesale segment contributed to an increase in gross profit of $10.0 million which was partially offset by an increase in operating expense of $1.0 million.

        Our corporate segment operating loss increased 58.5% to $16.3 million in the three months ended April 1, 2007 from $10.3 million in the three months ended April 2, 2006. This increase was largely due to an increase in corporate segment selling, general and administrative expense of $5.1 million, an increase in depreciation and amortization of $0.3 million and stock-based compensation of $0.7 million. The increase in corporate selling, general and administrative expense was as a result of the increase in the investment in our corporate infrastructure to support sales growth and additional expenses associated with being a public company.

Interest expense

        Interest expense decreased 24.2% to $6.8 million in the three months ended April 1, 2007 from $9.0 million in the three months ended April 2, 2006. The decrease was attributable to decreased debt balances in the three months ended April 1, 2007, primarily associated with repayment of outstanding indebtedness from proceeds of our initial public offering completed on October 4, 2006.

Interest income

        Interest income remained relatively consistent at $0.3 million in the three months ended April 1, 2007 and April 2, 2006 due to consistent average cash balances and interest rates.

Provision for income taxes

        The provision for income taxes was $13.6 million, or 39.9% of income before provision for income taxes, in the three months ended April 1, 2007 compared to $10.4 million, or 41.7% of income before provision for income taxes, in the three months ended April 2, 2006. The increase resulted from higher income before provision for income taxes offset by a lower effective rate in the three months ended April 1, 2007 compared to the three months ended April 2, 2006. The decrease in the effective rate is mainly due to the elimination of the non-deductible interest as a result of our repayment in full on October 4, 2006 of our aggregate principal amount outstanding of $125.0 million of our 15.0% subordinated notes.

Year ended December 31, 2006 compared to the year ended January 1, 2006

Sales, net

        Net sales for the year ended December 31, 2006 increased 52.2% to $394.5 million from $259.3 million in the year ended January 1, 2006, an increase of $135.2 million. This increase was primarily attributable to continued growth in sales of our i.d. bareMinerals line of cosmetics, as we continued to broaden our distribution throughout our sales channels and increase awareness through greater media spending. The increase in our net sales was realized within both our retail and wholesale segments.

        Retail.    Net retail sales increased 39.7% to $185.1 million in the year ended December 31, 2006 from $132.5 million in the year ended January 1, 2006. Net sales from infomercials increased 33.1% to $129.0 million in the year ended December 31, 2006 from $97.0 million in the year ended January 1, 2006 as a result of increased media spending and the growth of sales in our continuity program. Net sales from boutiques increased 57.7% to $56.0 million in the year ended December 31, 2006 from $35.5 million in the year ended January 1, 2006 due to improved productivity at our existing locations as well as a net increase of five boutiques open as of December 31, 2006 compared to January 1, 2006. As of December 31, 2006 and January 1, 2006, we had 33 and 28 open company-owned boutiques, respectively.

        Wholesale.    Net wholesale sales increased 65.2% to $209.5 million in the year ended December 31, 2006 from $126.8 million in the year ended January 1, 2006. Net sales in our premium wholesale channel increased 121.4% to $110.2 million in the year ended December 31, 2006 from $49.8 million in the year ended January 1, 2006, resulting from strong consumer demand and expansion into additional retail locations at Sephora and Ulta. Net sales to QVC, our home shopping television customer, grew by 30.9% to $49.8 million in the year ended December 31, 2006 from $38.0 million in the year ended January 1, 2006 as a result of increased on-air sales as well as increased sales of our products through QVC's website, catalogs and continuity programs. Net sales to spas and salons increased 38.5% to $33.4 million in the year ended December 31, 2006 from $24.1 million in the year ended January 1, 2006 largely due to the continued growth in sales of our core i.d. bareMinerals cosmetics line in this channel in which our sales historically had been concentrated in sales of our md formulations products. Net sales to our international distributors grew by 8.3% to $16.2 million in the year ended December 31, 2006 from $14.9 million in the year ended January 1, 2006, primarily as a result of the increased penetration of our i.d. bareMinerals cosmetics line into this distribution channel.

Gross profit

        Gross profit increased 52.7% to $282.1 million in the year ended December 31, 2006 from $184.8 million in the year ended January 1, 2006. Our retail segment gross profit increased 44.1% to $147.7 million in the year ended December 31, 2006 from $102.5 million in the year ended January 1, 2006, driven by growth in our infomercial and boutiques sales channels. Our wholesale segment gross profit increased 63.3% to $134.4 million in the year ended December 31, 2006 from $82.3 million in the year ended January 1, 2006, due to increases in sales across all wholesale distribution channels.

        Gross margin increased approximately 0.2% to 71.5% from 71.3% in the year ended December 31, 2006. This overall increase in the year ended December 31, 2006 is primarily due to increases in gross margin in the retail segment offset in part by wholesale segment sales, which have lower gross margins than retail segment sales, comprising a larger percentage of total net sales compared to the year ended January 1, 2006. In the retail segment, gross margin increased to 79.8% in the year ended December 31, 2006 from 77.3% in the year ended January 1, 2006, primarily as a result of a change in the mix of products sold. Wholesale segment sales increased to 53.1% of total net sales in the year ended December 31, 2006 from 48.9% in the year ended January 1, 2006. Within the wholesale segment, gross margin decreased to 64.2% in the year ended December 31, 2006 from 64.9% in the year ended January 1, 2006, primarily as a result of a change in sales between different channels and types of customers as sales to our premium wholesale customers consisted of a greater percentage of total wholesale segment sales.

Selling, general and administrative expenses

        Selling, general and administrative expenses increased 31.2% to $135.5 million in the year ended December 31, 2006 from $103.3 million in the year ended January 1, 2006. The increase was primarily due to a significant increase in investment in our corporate infrastructure of $12.7 million, including increased headcount costs, headquarters facilities costs, distribution center costs, costs associated with complying with the regulations applicable to a public company and other corporate costs, as well as increased expenses to support sales growth, including $4.8 million in payroll and other personnel expenses, $4.2 million in increased fulfillment expenses, $4.5 million in increased media spending and $1.5 million in increased rent expenses. As a percentage of net sales, selling, general and administrative expenses decreased 5.5% to 34.3% from 39.8%. This decrease in the year ended December 31, 2006 is primarily due to wholesale segment sales, which have lower expenses as a percentage of net sales than retail segment sales, comprising a larger percentage of total net sales compared to the year ended January 1, 2006. This decrease was partially offset by investments in our corporate infrastructure to support our growth across all distribution channels.

Depreciation and amortization

        Depreciation and amortization expenses increased 110.4% to $2.3 million in the year ended December 31, 2006 from $1.1 million in the year ended January 1, 2006. This increase was primarily attributable to higher depreciation expense as a result of an increase in depreciable assets as we continue to increase the number of company-owned boutiques and invest in corporate infrastructure.

Stock-based compensation

        Stock-based compensation expense increased 290.3% to $5.3 million in the year ended December 31, 2006 from $1.4 million in the year ended January 1, 2006. This increase resulted from the granting of additional stock options with higher fair values and the impact of option modifications (as to exercise price and term) in connection with the February 2005, October 2005 and June 2006 recapitalizations.

Restructuring charges

        Restructuring charges decreased 82.3% to $0.1 million in the year ended December 31, 2006 from $0.6 million in the year ended January 1, 2006. In the year ended December 31, 2006, the charges resulted from the discontinued use of one of our office floors located at our former corporate facility and in the year ended January 1, 2006, the charges resulted from exit activities to relocate both our corporate headquarters and distribution center facilities.

Asset impairment charge

        During the year ended January 1, 2006, we abandoned a contract with a software vendor and recorded an impairment charge of $1.1 million. The costs associated with the termination of the software vendor contract relate primarily to the cost of the software license arrangement and related fees that were accounted for as construction in progress, as the software had not been placed into service.

Operating income

        Operating income increased 79.5% to $138.8 million in the year ended December 31, 2006 from $77.3 million in the year ended January 1, 2006. This increase was largely due to increases in operating income in both our retail and wholesale segments, reflecting growth across all sales channels, partially offset by an increased operating loss in our corporate segment.

        Our retail segment operating income increased 59.5% to $66.1 million in the year ended December 31, 2006 from $41.5 million in the year ended January 1, 2006, which was largely driven by growth in both of our retail sales channels. Our increased sales in the retail segment contributed to an increase in gross profit of $45.2 million, which was partially offset by an increase in operating expenses of $20.5 million. The increase in operating expenses was largely due to increased store operating costs of $8.0 million as a result of an increase in the number of boutiques open as of December 31, 2006, $4.8 million of increased fulfillment costs due to increased sales and $4.5 million in increased media spending.

        Our wholesale segment operating income increased 72.3% to $125.6 million in the year ended December 31, 2006 from $72.9 million in the year ended January 1, 2006 due to increased sales across all wholesale sales channels. Our increased sales in the wholesale segment contributed to an increase in gross profit of $52.1 million and a decrease in operating expenses of $0.6 million.

        Our corporate segment operating loss increased 43.1% to $52.9 million in the year ended December 31, 2006 from $37.0 million in the year ended January 1, 2006. This increase was largely due to the increase in the corporate segment selling, general and administrative expense of $12.7 million, an increase in depreciation and amortization of $0.8 million and an increase in stock-based compensation of $4.0 million, offset in part by a decrease in restructuring charges of $0.5 million and a decrease in asset impairment charges of $1.1 million. The increase in corporate selling, general and administrative expense was as a result of the increase in the investment in our corporate infrastructure.

Interest expense

        Interest expense increased 129.0% to $49.2 million in the year ended December 31, 2006 from $21.5 million in the year ended January 1, 2006. The increase was attributable to increased average debt balances during the year ended December 31, 2006, compared to the year ended January 1, 2006, primarily associated with our October 2005 and June 2006 recapitalizations, partially offset by the decrease in indebtedness in the fourth quarter of 2006 after we repaid $372.5 million of indebtedness with the net proceeds from our initial public offering.

Debt extinguishment costs

        Debt extinguishment costs decreased to $5.9 million in the year ended December 31, 2006 from $16.5 million in the year ended January 1, 2006. The charge for the year ended December 31, 2006 related to our June 2006 recapitalization and included $0.9 million related to the write-off of deferred financing fees and $2.5 million of fees paid directly to the lender under the new debt that were expensed as debt extinguishment costs. Additionally, the charge also included $2.5 million related to the write-off of our unamortized debt issuance costs from the repayment in full of our subordinated notes and second-lien term loans and a portion of our first-lien term loans with the net proceeds from our initial public offering. The charge for the year ended January 1, 2006 related to the February 2005 and October 2005 recapitalizations and included $8.3 million related to the write-off of deferred financing fees and a prepayment penalty of $2.7 million for our prior credit facilities and $5.5 million of fees paid directly to the lender under the debt incurred in the February 2005 and October 2005 recapitalizations that was expensed as debt extinguishment costs.

Interest income

        Interest income increased to $1.2 million in the year ended December 31, 2006 from $0.2 million in the year ended January 1, 2006. The increase was primarily due to an increase in interest rates on our cash balances and higher average cash balances compared with the year ended January 1, 2006.

Provision for income taxes

        The provision for income taxes was $34.7 million, or 40.9% of income before provision for income taxes, in the year ended December 31, 2006 compared to $15.6 million, or 39.6% of income before provision for income taxes, in the year ended January 1, 2006. The increase resulted from higher income before provision for income taxes and a higher effective rate in the year ended December 31, 2006 compared to the year ended January 1, 2006. The increase in the effective rate was mainly due to an increase in the non-deductible portion of our interest expense in the year ended December 31, 2006, related to the subordinated notes payable that were outstanding from June to October 2006.

Year ended January 1, 2006 compared to the year ended January 2, 2005

Sales, net

        Net sales for the year ended January 1, 2006 increased to $259.3 million from $141.8 million in the year ended January 2, 2005, an increase of $117.5 million, or 82.9%. This increase was primarily attributable to the continued growth in sales of our i.d. bareMinerals cosmetics line, as we continued to broaden our distribution throughout our sales channels and increased awareness through greater media spending. The increase in our net sales was realized within both our retail and wholesale segments.

        Retail.    Net retail sales increased 69.3% to $132.5 million in the year ended January 1, 2006 from $78.3 million in the year ended January 2, 2005. Net sales from infomercials increased 77.3% to $97.0 million in the year ended January 1, 2006 from $54.7 million in the year ended January 2, 2005 as a result of increased media spending and the growth in sales of our continuity program. Net sales from boutiques increased 50.6% to $35.5 million in the year ended January 1, 2006 from $23.6 million in the year ended January 2, 2005, due to improved productivity at our existing locations as well as a net increase of five boutiques in the year ended January 1, 2006. As of January 2, 2005 and January 1, 2006, we had 23 and 28 company-owned boutiques, respectively.

        Wholesale.    Net wholesale sales increased 83.5% to $126.8 million in the year ended January 1, 2006 from $69.1 million in the year ended January 2, 2005. Net sales in our premium wholesale channel increased 252.8% to $49.8 million in the year ended January 1, 2006 from

$14.1 million in the year ended January 2, 2005, resulting from strong consumer demand and expansion into additional retail locations at Sephora and Ulta. Net sales to our home shopping television customer grew by 39.4% to $38.0 million in the year ended January 1, 2006 from $27.3 million in the year ended January 2, 2005 as a result of a greater number of shows featuring our products and increased sales of our products through QVC's website, catalogs and continuity programs. Net sales to spas and salons increased 26.8% to $24.1 million in the year ended January 1, 2006 from $19.0 million in the year ended January 2, 2005, largely due to the continued growth in sales of our core i.d. bareMinerals cosmetics line in this channel in which we had historically principally sold our md formulations product line. Net sales to international distributors grew 71.0% to $14.9 million in the year ended January 1, 2006 from $8.7 million in the year ended January 2, 2005 as a result of the increased penetration of our i.d. bareMinerals cosmetics line into this distribution channel.

        Corporate.    In the year ended January 2, 2005, we modified the exercise price of a warrant held by a wholesale customer and recorded a charge of $5.6 million as a result. The charge was reflected as a reduction in net sales in the year ended January 2, 2005. The warrant was exercised by the holder in June 2004 in accordance with the terms of the warrant agreement. In assessing the performance of the wholesale segment, we excluded the impact of the warrant as a one-time, non-recurring event, and therefore, did not allocate the warrant internally to the wholesale segment.

Gross profit

        Gross profit increased 80.8% to $184.8 million in the year ended January 1, 2006 from $102.2 million in the year ended January 2, 2005. Our retail segment gross profit increased 64.4% from $62.3 million in the year ended January 2, 2005 to $102.5 million in the year ended January 1, 2006, driven by growth in all of our retail sales channels. Our wholesale segment gross profit increased 81.2% from $45.4 million in the year ended January 2, 2005 to $82.3 million in the year ended January 1, 2006, due to sales gains across all wholesale distribution channels. Gross margin decreased approximately 0.8% to 71.3% in the year ended January 1, 2006 from 72.1% in the year ended January 2, 2005 primarily due to decreasing margins in both segments. The retail segment gross margin decreased by 2.3% to 77.3% in the year ended January 1, 2006 from 79.6% in the year ended January 2, 2005 as we incurred increased costs in assembling infomercial kits and increased postage and handling costs because of an increase in infomercial sales. The wholesale segment gross margin decreased by 0.8% to 64.9% in the year ended January 1, 2006 from 65.7% in the year ended January 2, 2005 as a result of increased freight costs incurred to ensure product availability to meet increased premium wholesale sales. The decrease in both the retail and wholesale segments gross margins in the year ended January 1, 2006 was partially offset by the absence of a $5.6 million charge we recorded in the year ended January 2, 2005 as a reduction of net sales relating to a modification of a warrant held by a wholesale customer, which had the effect of reducing the gross margin for the year ended January 2, 2005 by 1.1%.

Selling, general and administrative expenses

        Selling, general and administrative expenses increased 68.9% to $103.3 million in the year ended January 1, 2006 from $61.2 million in the year ended January 2, 2005. The increase was primarily due to further investment of $22.9 million in our corporate infrastructure, including increased headcount costs, headquarters facilities costs, distribution center costs, product development and other corporate costs, as well as increased expenses to support sales growth, including $7.4 million in increased fulfillment expenses, $5.7 million in increased media spending and $3.1 million in increased store operating costs. As a percentage of net sales, selling, general and administrative expenses decreased 3.3% to 39.8% from 43.1%. Approximately 1.6% of the decrease was due to the impact of the $5.6 million charge in the year ended January 2, 2005 relating to the warrant modification we recorded as a reduction of net sales. The balance of the decrease resulted primarily from the management of our selling, general and administrative expenses, particularly in our retail segment, which have not increased at the same rate as our overall net sales. This decrease was partially offset by investments in our corporate infrastructure to support our growth across all distribution channels.

Depreciation and amortization

        Depreciation and amortization expenses increased 38.1% to $1.1 million in the year ended January 1, 2006 from $0.8 million in the year ended January 2, 2005. This increase was primarily attributable to higher depreciation expense as a result of an increase in capital expenditures during the year ended January 1, 2006.

Stock-based compensation

        Stock-based compensation expense increased to $1.4 million in the year ended January 1, 2006 from $0.8 million in the year ended January 2, 2005. The charge of $1.4 million for the year ended January 1, 2006 primarily resulted from our adoption of the fair value recognition and measurement provisions of SFAS No. 123(R). The stock-based compensation charge of $0.8 million in the year ended January 2, 2005, primarily related to the cash-out of certain fully vested outstanding options and the issuance of stock at a price deemed to be below market value for accounting purposes.

Restructuring charges

        As a result of our growth, we relocated our corporate headquarters and distribution center facilities in the year ended January 1, 2006. In connection with these relocations, we vacated two facilities for which we have operating lease commitments through 2007. As of the dates we ceased using these facilities, we recorded a charge of $0.6 million which primarily reflects the sum of the future lease payments due for these facilities, net of estimated sublease income.

Asset impairment charge

        During the year ended January 1, 2006, we abandoned a contract with a software vendor and recorded an impairment charge of $1.1 million. The costs associated with the termination of the software vendor contract relate primarily to the cost of the software license arrangement and related fees that were accounted for as construction in progress, as the software had not been placed into service.

Recapitalization fees and expenses

        The recapitalization fees and expenses charge of $21.4 million in the year ended January 2, 2005 related to our June 2004 recapitalization.

Operating income

        Operating income increased 330.3% to $77.3 million in the year ended January 1, 2006 from $18.0 million in the year ended January 2, 2005. This increase was largely due to increases in operating income in both our retail and wholesale segments, reflecting growth across all sales channels.

        Our retail segment operating income increased 107.6% to $41.5 million in the year ended January 1, 2006 from $20.0 million in the year ended January 2, 2005, which was largely driven by growth in all of our retail sales channels. Our increased sales in the retail segment contributed to an increase in gross profit of $40.2 million, which was offset by an increase in operating expenses of $18.7 million. The increase in operating expenses was largely due to increased fulfillment costs of $6.7 million due to increased sales, increased media spending of $5.7 million and $3.1 million in increased store operating costs as a result of an increase in the number of boutiques open as of January 1, 2006.

        Our wholesale segment operating income increased 99.2% to $72.9 million in the year ended January 1, 2006 from $36.6 million in the year ended January 2, 2005, due to increased sales gains across all wholesale distribution channels. Our increased sales in the wholesale segment contributed to an increase in gross profit of $36.9 million, which was offset by an increase in operating expenses of $0.6 million.

        Our corporate segment operating loss decreased 4.1% to $37.0 million in the year ended January 1, 2006 from $38.6 million in the year ended January 2, 2005. This decrease was largely due to the impact of the recapitalization fees and expenses charge of $21.4 million and the warrant modification charge of $5.6 million incurred in the year ended January 2, 2005. Offset against this decrease was an increase in the corporate segment selling, general and administrative expense of $22.9 million and an increase in depreciation and amortization of $0.2 million, stock-based compensation of $0.6 million, restructuring charges of $0.6 million and asset impairment charges of $1.1 million. The increase in corporate selling, general and administrative expense was as a result of the increase in the investment in our corporate infrastructure.

Interest expense

        Interest expense, net, increased 238.7% to $21.5 million in the year ended January 1, 2006 from $6.3 million in the year ended January 2, 2005. The increase in interest expense was attributable to higher debt balances following both our February 2005 and October 2005 recapitalizations.

Debt extinguishment costs

        Debt extinguishment costs increased to $16.5 million in the year ended January 1, 2006 from $0.5 million in the year ended January 2, 2005. The charge for the year ended January 1, 2006 relates to the February 2005 and October 2005 recapitalizations and includes $8.4 million related to the write-off of deferred financing fees and a prepayment penalty of $2.7 million for our prior credit facilities and $5.5 million of fees paid directly to the lender of the new debt that was expensed as debt extinguishment costs. The charge for the year ended January 2, 2005 relates to the write-off of deferred financing fees on our outstanding debt prior to our June 2004 recapitalization.

Provision for income taxes

        The provision for income taxes was $15.6 million, or 39.6% of the income before provision for income taxes, in the year ended January 1, 2006 compared to a provision of $7.1 million, or 63.9% of the income before provision for income taxes, in the year ended January 2, 2005. The increase resulted from higher income before provision for income taxes in the year ended January 1, 2006 compared to the year ended January 2, 2005. The decrease in the effective tax rate related to the incurrence of certain non-deductible fees and expenses associated with the June 2004 recapitalization in the year ended January 2, 2005.

Quarterly results of operations

        The following table sets forth our unaudited quarterly results of operations for each of the quarters in the years ended January 1, 2006 and December 31, 2006 and the three months ended April 1, 2007. The information for each of these periods has been prepared on the same basis as the audited consolidated financial statements incorporated by reference in this prospectus. This information includes all adjustments, which consist only of normal and recurring adjustments that management considers necessary for the fair presentation of such data. We use a 13- to 14-week fiscal quarter ending on the last Sunday of the quarter. The data should be read in conjunction with the audited and unaudited consolidated financial statements incorporated by reference in this prospectus.

	Three Months Ended
	April 3, 2005	July 3, 2005	October 2, 2005	January 1, 2006	April 2, 2006	July 2, 2006	October 1, 2006	December 31, 2006	April 1, 2007
	(in thousands, except percentages)
Sales, net	$50,623	$61,689	$67,634	$79,349	$89,915	$96,185	$97,947	$110,478	$115,613
Cost of goods sold	13,734	17,456	19,308	24,013	25,196	26,937	26,890	33,416	33,450

Gross profit	36,889	44,233	48,326	55,336	64,719	69,248	71,057	77,062	82,163
Gross margin	72.9%	71.7%	71.5%	69.7%	72.0%	72.0%	72.5%	69.8%	71.1%
Expenses:
Selling, general and administrative	20,734	24,545	26,210	31,781	29,684	33,172	34,467	38,178	39,185
Depreciation and amortization	169	183	324	430	465	506	552	804	940
Stock-based compensation	314	306	310	440	944	1,523	1,365	1,515	1,611
Restructuring charges	—	—	643	—	—	—	114	—	—
Asset impairment charge	—	—	1,055	—	—	—	—	—	—

Total operating expenses	21,217	25,034	28,542	32,651	31,093	35,201	36,498	40,497	41,736

Operating income	15,672	19,199	19,784	22,685	33,626	34,047	34,559	36,565	40,427
Other income (expense):
Interest expense	(3,743)	(4,570)	(4,333)	(8,857)	(8,983)	(12,887)	(19,723)	(7,653)	(6,811)
Debt extinguishment costs	(10,558)	—	—	(5,977)	—	(3,391)	—	(2,477)	—
Interest income	—	10	60	151	286	345	348	243	341

Income before provision for income taxes	1,371	14,639	15,511	8,002	24,929	18,114	15,184	26,678	33,957
Provision for income taxes	542	5,791	6,135	3,165	10,395	7,640	6,304	10,368	13,552

Net income	$829	$8,848	$9,376	$4,837	$14,534	$10,474	$8,880	$16,310	$20,405

        Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of our future performance. The items discussed below highlight unusual events and circumstances that make comparability between quarters difficult.

Gross profit

        Our gross margins have tended to decrease during the fourth quarter of each fiscal year due to a decrease in margins in the wholesale segment, primarily as a result of changes in product mix and sales between channels within the segment.

Stock-based compensation

        Our stock-based compensation charge increased to $0.9 million in the quarter ended April 2, 2006 from $0.4 million in the quarter ended January 1, 2006 due to the impact of option modifications (as to exercise price) in connection with the October 2005 recapitalization. In addition, the stock-based compensation charge increased to $1.5 million in the quarter ended July 2, 2006 from $0.9 million in the quarter ended April 2, 2006 due to the impact of option modifications (as to exercise price and term) in connection with the June 2006 recapitalization.

Restructuring charges

        The restructuring charges of $0.6 million recorded in the three months ended October 2, 2005 resulted from the implementation of exit activities to relocate both our corporate headquarters and distribution center facilities. The restructuring charges of $0.1 million recorded in the three months ended October 1, 2006 resulted from the discontinued use of one of our office floors located at our former corporate facility.

Asset impairment charge

        During the three months ended October 2, 2005, we abandoned a contract with a software vendor and recorded an impairment charge of $1.1 million.

Interest expense

        Interest expense increased to $8.9 million in the three months ended January 1, 2006 because of increased borrowings under our senior secured credit facilities in connection with both our February 2005 and October 2005 recapitalizations. Interest expense increased to $12.9 million and $19.7 million in the three months ended July 2, 2006 and October 1, 2006, respectively, due to increased borrowings under our senior secured credit facilities and our issuance of $125.0 million of senior subordinated notes in connection with our June 2006 recapitalization. Interest expense decreased to $7.7 million and $6.8 million in the three months ended December 31, 2006 and April 1, 2007, respectively, due to the repayment of our senior subordinated notes and a portion of the indebtedness under our senior secured credit facilities with the net proceeds of our initial public offering, which closed on October 4, 2006.

Debt extinguishment costs

        Debt extinguishment costs of $10.6 million in the three months ended April 3, 2005 related to the debt extinguished as part of our February 2005 recapitalization. The charge includes $5.5 million related to the write-off of deferred financing fees, a prepayment penalty of $2.7 million for our prior credit facilities and $2.4 million of fees paid directly to the lender under the new debt that was expensed as debt extinguishment costs. Debt extinguishment costs of $6.0 million in the three months ended January 1, 2006 related to the debt extinguished as part of our October 2005 recapitalization. The charge includes $2.8 million related to the write-off of deferred financing fees and $3.2 million of fees paid directly to the lender under the new debt that was expensed as debt extinguishment costs. Debt extinguishment costs of $3.4 million in the three months ended July 2, 2006 related to debt extinguished as part of our June 2006 recapitalization. The charge included $0.9 million related to the write-off of deferred financing fees and $2.5 million of fees paid directly to the lender under the new debt that was expensed as debt extinguishment costs. Debt extinguishment costs of $2.5 million in the three months ended December 31, 2006 related to the repayment of our senior subordinated notes and a portion of the indebtedness under our senior secured credit facilities with the net proceeds of our initial public offering. The charge related to the write-off of unamortized debt issuance costs.

Seasonality

        Because our products are largely purchased for individual use and are consumable in nature, we are not subject to significant seasonal variances in sales. However, fluctuations in sales and operating income in any fiscal quarter may be affected by the timing of wholesale shipments, home shopping television appearances and other promotional events. While we believe our overall business is not currently subject to significant seasonal fluctuations, we have experienced limited seasonality in our premium wholesale and company-owned boutique channels as a result of increased demand for our products in anticipation of and during the holiday season. To the extent our sales to specialty beauty retailers and through our boutiques increase as a percentage of our net sales, we may experience increased seasonality.

Liquidity and Capital Resources

        Our primary liquidity and capital resource needs are to service our debt, finance working capital needs and fund ongoing capital expenditures. Through April 1, 2007, we have financed our operations through cash flows from operations, sales of common and preferred shares, borrowings under our credit facilities and issuances of senior subordinated notes.

        Our operations provided us cash of $29.6 million in the year ended December 31, 2006. At December 31, 2006, we had working capital of $66.3 million, including cash and cash equivalents of $20.9 million, as compared to working capital of $34.7 million, including $18.7 million in cash and cash equivalents as of January 1, 2006. The $2.2 million increase in cash and cash equivalents resulted from cash provided by operations of $29.6 million, partially offset by investment activities of $13.6 million related primarily to capital expenditures and cash used in financing activities of $13.8 million. The $31.6 million increase in working capital was primarily driven by increases in accounts receivable and inventory, partially offset by an increase in accounts payable. Our operations provided us cash of $17.8 million in the three months ended April 1, 2007. At April 1, 2007, we had working capital of $90.6 million, including cash and cash equivalents of $39.2 million, compared to working capital of $66.3 million, including $20.9 million in cash and cash equivalents, as of December 31, 2006. The $18.3 million increase in cash and cash equivalents resulted from cash provided by financing activities of $4.4 million together with cash provided by operations of $17.8 million, partially offset by cash used in investment activities of $3.9 million related primarily to capital expenditures. The $24.3 million increase in working capital was primarily driven by increases in cash and cash equivalents and accounts receivable and a decrease in accounts payable, partially offset by an increase in income taxes payable.

        Net cash used in investment activities was $13.6 million in the year ended December 31, 2006, primarily attributable to the opening of seven company-owned boutiques and investment in our corporate infrastructure. Net cash used in investing activities was $3.9 million in the three months ended April 1, 2007, primarily attributable to the opening of five company-owned boutiques and investment in our corporate infrastructure. Our future capital expenditures will depend on the timing and rate of expansion of our businesses, information technology investments, new store openings, store renovations and international expansion opportunities.

        We used cash of $13.8 million for financing activities in the year ended December 31, 2006, which included (1) borrowings of $331.6 million offset by the payment of debt issuance costs of $4.2 million and dividends of $340.4 million related to the June 2006 recapitalization; (2) proceeds, net of transaction costs, of $373.8 million from our initial public offering of common stock, offset by repayments of $382.2 million of senior secured term loans and senior subordinated notes payable; (3) proceeds of $1.6 million from the sale of common stock to one of our directors and the issuance of common stock upon the exercise of stock options; and (4) proceeds of $7.0 million relating to excess tax benefits from equity transactions. During the year ended December 31, 2006, the peak borrowings under our senior secured credit facilities were $713.8 million. Our financing activities provided us cash of $4.4 million in the three months ended April 1, 2007, which related to our proceeds, net of transaction costs, of $18.1 million from our follow-on underwritten public offering of common stock and an excess tax benefit of $0.5 million relating to stock option exercises, partially offset by repayments of $14.3 million on our first-lien term loans.

        Pursuant to our February 2005 recapitalization, we entered into new senior secured credit facilities totaling $224.5 million and issued a $15.0 million 15.0% senior subordinated note, the proceeds of which were used to refinance all debt then outstanding, pay a dividend in the aggregate amount of $122.4 million to the holders of our common stock, and pay transaction costs in connection with this recapitalization, including a prepayment penalty of $2.7 million under our prior credit facilities.

        Pursuant to our October 2005 recapitalization, we amended our senior secured credit facilities and increased our term loan borrowings under these credit facilities by $187.5 million, the proceeds of which were used to pay a dividend in the aggregate amount of $183.5 million to the holders of our common stock, and to pay transaction costs in connection with this recapitalization.

        In connection with our June 2006 recapitalization, we amended our senior secured credit facilities and increased our term loan borrowings under these credit facilities by an additional

$206.6 million, and increased the amount available under our revolving loan facility to $25.0 million. The revolving facility also provided for the issuance of letters of credit. Also as part of our June 2006 recapitalization, we issued 15.0% senior subordinated notes in the aggregate principal amount of $125.0 million, which notes were to mature on June 7, 2014. Until such maturity, interest on the notes was payable, at our election, in cash or through the issuance of payments-in-kind, or PIK, notes on a quarterly basis. Until payment in full of the senior secured term loans, we were not permitted to make cash interest payments on the senior subordinated notes. We used the proceeds of the additional term loans and the note issuance to pay a dividend in the aggregate amount of $340.4 million to the holders of our common stock and pay transaction costs in connection with this recapitalization.

        In October 2006, we used the net proceeds of our initial public offering of common stock of $373.8 million to repay all outstanding principal and interest owed on the senior subordinated notes and second-lien term loan and a portion of the outstanding principal on the first-lien term loan and to buy out our management agreements with Berkshire Partners LLC and JH Partners, LLC. As of April 1, 2007, we had $325.0 million in borrowings outstanding under the first-lien term loan, approximately $0.4 million in letters of credit outstanding and approximately $24.6 million of available borrowing capacity under our revolving credit facility. The facilities are secured by substantially all of our assets. Our revolving credit facility matures in 2011, and our first-lien term loan facility matures in 2012.

        In December 2006, we amended our senior secured credit facilities to eliminate the requirement that the net proceeds from the issuance of equity securities by us or any of our subsidiaries be applied to prepay loans under the credit agreement. The amendment also reduced the interest rate margins applicable to LIBOR loans and base rate loans, provided for a further reduction in the interest rate margins if we achieve a specified consolidated leverage ratio and specified debt rating, and amended some of the financial covenants.

        In March 2007, we amended our senior secured credit facilities to permit the ability to make acquisitions of up to $30,000,000 in any one fiscal year and up to $60,000,000 in the aggregate as well as to permit additional investments in foreign subsidiaries of up to $25,000,000.

        Our revolving credit facility of $25.0 million, of which approximately $0.4 million in letters of credit is outstanding as of April 1, 2007 and our first-lien term loan of $325.0 million, bear interest at a rate equal to, at our option, either LIBOR or the lender's base rate, plus an applicable variable margin based on our consolidated total leverage ratio. The current applicable interest margin for the revolving credit facility and first-lien term loan ranges from 2.25% to 2.5% for LIBOR loans and from 1.25% to 1.5% for base rate loans depending on our Moody's rating. As of April 1, 2007, interest on the first-lien term loan was accruing at 7.82%.

        At all times after October 2, 2007, we are required under our senior secured credit facilities to enter into interest rate swap or similar agreements with respect to at least 40% of the outstanding principal amount of all loans under our senior secured credit facilities, unless we satisfy specified coverage ratio tests. As of April 1, 2007, we satisfied these tests. If required, the interest rate protection must extend until February 2008. Currently, we do not engage in any hedging activities.

        The terms of our senior secured credit facilities require us to comply with financial covenants, including a maximum leverage ratio covenant. We are required to maintain a maximum leverage ratio (consolidated total debt to Adjusted EBITDA) of not greater than 4.5 to 1.0. As of April 1, 2007, our leverage ratio was 1.82 to 1.0. If we fail to comply with any of the financial covenants, the lenders may declare an event of default under the senior secured credit facility. An event of default resulting from a breach of a financial covenant may result, at the option of lenders holding a majority of the loans, in an acceleration of repayment of the principal and interest outstanding and a termination of the revolving credit facility. The senior secured credit facility also contains non-financial covenants that restrict some of our activities, including our ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments and engage in specified transactions with affiliates. The secured credit facility also contains customary events of default, including defaults based on events of bankruptcy and insolvency, nonpayment of principal, interest or fees when due, subject to specified grace periods, breach of specified covenants, change in control and material inaccuracy of representations and warranties. We have been in compliance with all financial ratio and other covenants under our credit facilities during all reported periods and we were in compliance with these covenants as of April 1, 2007.

        Subject to specified exceptions, including for investment of proceeds in the case of asset sale proceeds and for permitted equity contributions for capital expenditures, we are required to prepay outstanding loans under our amended senior secured credit facilities with the net proceeds of certain asset dispositions, condemnation settlements and insurance settlements from casualty losses, issuances of certain debt and, if our consolidated leverage ratio is 2.25 to 1.0 or greater, a portion of excess cash flow.

        On March 19, 2007 we closed a follow-on underwritten public offering, in which we sold 0.6 million shares of our common stock and the selling stockholders sold 13.2 million shares. We received approximately $18.1 million in net proceeds from the offering.

        On April 3, 2007, we completed the acquisition of U.K.-based Cosmeceuticals Limited, which, prior to the acquisition, distributed Bare Escentuals' bareMinerals, md formulations and MD Forte brands to the European cosmetics market. The acquired entity has been renamed Bare Escentuals UK Ltd. The consideration for the purchase was approximately $19.7 million in cash, which is subject to certain adjustments, including any changes in the value of the net tangible assets acquired on the acquisition date.

Liquidity sources, requirements and contractual cash requirement and commitments

        We believe that cash flow from operations, cash on hand and amounts available under our revolving credit facility will provide adequate funds for our foreseeable working capital needs, planned capital expenditures and completion of our UK acquisition. As part of our business strategy, we intend to invest in our company-owned boutiques, information technology systems, and distribution facilities. We opened seven boutiques in 2006 and we plan to open approximately fifteen new boutiques in 2007, which will require additional capital expenditures. Additionally, we also plan to continue to invest in our corporate infrastructure including information technology systems, distribution facilities, and our corporate office. We also may acquire or invest in businesses or products complementary to our own. We anticipate that our capital expenditures in the year ending December 30, 2007 will be approximately $18.0 million. There can be no assurance that any such capital will be available on acceptable terms or at all. Our ability to fund our working capital needs, planned capital expenditures, potential acquisitions and investments and scheduled debt payments, as well as to comply with all of the financial covenants under our debt agreements, depends on our future operating performance and cash flow, which in turn are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control.

Contractual commitments

        We lease retail stores, distribution facilities and corporate offices under noncancelable operating leases with various expiration dates through January 2018. As of December 31, 2006, the scheduled maturities of our long-term contractual obligations were as follows:

	Payments Due by Period
	1-3 Years	4-5 Years	After 5 Years	Total
	(amounts in millions)
Operating leases, net of sublease income	$15.1	$10.3	$19.8	$45.2
Principal payments on long-term debt, including the current portion	52.9	220.3	66.1	339.3
Interest payments on long-term debt, including current portion(1)	73.2	34.6	0.4	108.2
Minimum royalties under licensing arrangements	1.7	—	—	1.7

Total	$142.9	$265.2	$86.3	$494.4

(1)
The interest payments on our long-term debt, including current portion have been calculated using an estimated interest rate of 7.85% on the outstanding first-lien term loan, which were estimated based on the rate in effect as of December 31, 2006. A 1% change in interest rates on our variable rate debt would result in a change of $13.8 million in our total interest payments, of which $9.3 million would be in years 1-3, $4.4 million would be in years 4-5 and $0.1 million would be after 5 years.

        We are also party to a sublicense agreement for use of certain patents associated with certain of our mineral-based skin care products. The agreement requires that we pay a quarterly royalty of 3.5% of the net sales of these skin care products up to the date of the last to expire licensed patent rights. This sublicense also requires minimum annual royalty payments of approximately $0.6 million for 2007 and thereafter. The minimum annual royalty payments have not been included in the schedule of long-term contractual obligations above as we can terminate the agreement at any time with six months written notice.

        We adopted FIN 48 on January 1, 2007. As of the date of the adoption, we had approximately $4.1 million of total unrecognized tax benefits, including related interest, of which $2.2 million, if recognized, would affect the effective income tax rate in future periods. However, as we are unable to determine the timing of the potential realization of our unrecognized tax benefits, we have excluded the total unrecognized tax benefits in the schedule of long-term contractual commitments above.

        As of April 1, 2007, the scheduled maturities of our long-term contractual obligations were as follows:

	Remainder of the year ending December 30, 2007	1-3 Years	4-5 Years	After 5 Years	Total
	(amounts in millions)
Operating leases, net of sublease income	$4.2	$20.2	$13.1	$21.5	$59.0
Principal payments on long-term debt, including the current portion	13.2	52.9	258.9	—	325.0
Interest payments on long-term debt, including the current portion(1)	18.8	67.5	12.9	—	99.2
Minimum royalties under licensing arrangements	0.4	1.3	—	—	1.7

Total	$36.6	$141.9	$284.9	$21.5	$484.9

(1)
The interest payments on our long-term debt, including the current portion have been calculated using an estimated interest rate of 7.82% on the outstanding first-lien term loan, which were estimated based on the rate in effect as of April 1, 2007. A 1% change in interest rates on our variable rate debt would result in a change of $12.7 million in our total interest payments, of which $2.4 million would be in the remainder of the year ended December 30, 2007, $8.6 million would be in years 1-3 and $1.7 million would be in years 4-5.

Off-balance-sheet arrangements

        We do not have any off-balance-sheet financing or unconsolidated special purpose entities.

Effects of inflation

        Our monetary assets, consisting primarily of cash and receivables, are not significantly affected by inflation because they are short-term in nature. Our non-monetary assets, consisting primarily of inventory, intangible assets, goodwill and prepaid expenses and other assets, are not currently affected significantly by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our cost of goods sold and expenses, such as those for employee compensation, which may not be readily recoverable in the price of the products offered by us. In addition, an inflationary environment could materially increase the interest rates on our debt.

Non-GAAP Measures

        In evaluating our business, we consider and use Adjusted EBITDA as a supplemental measure of our operating performance. We use EBITDA only to assist in reconciliation to Adjusted EBITDA. We define EBITDA as net income before net interest expense, provision for income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA plus expenses (minus gains) that we do not consider reflective of our ongoing operations. We use Adjusted EBITDA as a supplemental measure to review and assess our operating performance, and also as a key profitability measure for covenant compliance under our senior secured credit facilities. If we fail to maintain required levels of Adjusted EBITDA, we could have a default under our senior secured credit facilities, potentially resulting in an acceleration of all of our outstanding indebtedness.

        All of the adjustments made in our calculation of Adjusted EBITDA, as described below, are adjustments that would be made in calculating our performance for purposes of coverage ratios under our senior secured credit facilities. In prior periods, we used an adjusted EBITDA calculation for internal purposes and for calculation of compliance with coverage ratios that incorporated additional adjustments not included in our calculation of Adjusted EBITDA. We also believe use of Adjusted EBITDA facilitates investors' use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting relative interest expense, including the impact of write-offs of deferred financing costs when companies refinance their indebtedness), the book amortization of intangibles (affecting relative amortization expense) and the age and book value of facilities and equipment (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance.

        The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and are not measures of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Our EBITDA and Adjusted EBITDA have limitations as analytical tools, and when assessing our operating performance, you should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

  •
  EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  they do not reflect changes in, or cash requirements for, our working capital needs;

  •
  they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  they do not reflect income taxes or the cash requirements for any tax payments;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

  •
  other companies may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

        We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. EBITDA and Adjusted EBITDA are calculated as follows for the periods presented:

	Year Ended			Three Months Ended
	January 2, 2005	January 1, 2006	December 31, 2006	April 2, 2006	April 1, 2007
	(in thousands)
Net income	$4,002	$23,890	$50,198	$14,534	$20,405
Plus: interest expense	6,348	21,503	49,246	8,983	6,811
Less: interest income	(4)	(221)	(1,222)	(286)	(341)
Plus: depreciation and amortization	801	1,106	2,327	465	940
Plus: provision for income taxes	7,088	15,633	34,707	10,395	13,552

EBITDA	18,235	61,911	135,256	34,091	41,367
Plus: debt extinguishment costs(1)	540	16,535	5,868	—	—
Plus: recapitalization fees and expenses(2)	21,430	—	—	—	—
Plus: warrant expense(3)	5,560	—	—	—	—
Plus: management fees(4)	390	600	2,250	150	—
Plus: restructuring charges(5)	—	643	114	—	—
Plus: asset impairment charge(6)	—	1,055	—	—	—
Plus: stock-based compensation(7)	819	1,370	5,347	944	1,611
Plus: deferred offering costs(8)	—	834	—	—	—

Adjusted EBITDA	$46,974	$82,948	$148,835	$35,185	$42,978

(1)
During the years ended January 2, 2005, January 1, 2006 and December 31, 2006, we recorded debt extinguishment costs of $0.5 million, $16.5 million and $5.9 million, respectively, related to the early extinguishment of our previous outstanding debt. In the year ended January 1, 2006, we incurred debt extinguishment costs of $10.6 million and $6.0 million as part of the February 2005 recapitalization and October 2005 recapitalization, respectively. In the year ended December 31, 2006, we incurred debt extinguishment costs in connection with our June 2006 recapitalization.

(2)
In connection with our June 2004 recapitalization, we incurred approximately $21.4 million of charges relating primarily to the repurchase of fully vested options and related transaction fees and expenses.

(3)
In the year ended January 2, 2005, we modified the terms of a warrant held by a significant customer of ours by reducing its exercise price without additional consideration. As a result of this modification, we recorded a charge of $5.6 million representing the difference between the estimated fair value of the warrant at the date of modification and the fair value of the warrant at the original measurement dates. The charge was reflected as a reduction in net sales.

(4)
We paid transaction fees and monthly management fees to Berkshire Partners LLC and JH Partners, LLC each in an amount of $300,000 per annum. These management agreements were terminated in connection with our initial public offering that closed on October 4, 2006. We paid an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for termination of these agreements.

(5)
In connection with the relocations of both our corporate headquarters and distribution center facilities during the year ended January 1, 2006, we recorded a charge of $0.6 million which primarily reflects the sum of the future lease payments due for these facilities, net of estimated sublease income. During the year ended December 31, 2006, we discontinued the use of one of our office floors located at our former corporate facility, and we recorded a charge of $0.1 million which related primarily to the sum of the future lease payments due.

(6)
During the year ended January 1, 2006, we abandoned a contract with a software vendor and recorded an impairment charge of $1.1 million.

(7)
The stock-based compensation charges for the years ended January 1, 2006 and December 31, 2006 and the three months ended April 2, 2006 and April 1, 2007 primarily resulted from our adoption of the fair value recognition and measurement provisions of SFAS 123(R), effective January 3, 2005. The stock-based compensation charge of $0.8 million in the year ended January 2, 2005 primarily related to the cash-out of certain fully vested outstanding options and the issuance of stock at a price deemed to be below market value.

(8)
During the year ended January 1, 2006, we expensed $0.8 million of deferred public offering costs in accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic: 5A, which requires companies to expense deferred offering costs after a filing has been postponed for an extended period of time.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate sensitivity

        We are exposed to interest rate risks primarily through borrowings under our credit facilities. Interest on all of our borrowings under our senior secured credit facilities is based upon variable interest rates. Our weighted average borrowings outstanding during the three months ended April 1, 2007 were $338.0 million, and the annual effective interest rate for the period was 8.0%. Presently, we do not hedge against interest rate risks. Based on the foregoing, a hypothetical 1% increase or decrease in interest rates would have resulted in a $0.8 million change to our interest expense in the three months ended April 1, 2007. As of April 1, 2007, we had borrowings of $325.0 million outstanding under our senior secured credit facilities. Based on the $325.0 million of variable interest rate indebtedness outstanding as of April 1, 2007, a hypothetical 1% increase or decrease in interest rates would have resulted in a $0.8 million change to our interest expense in the three months ended April 1, 2007 and $3.4 million on an annualized basis.

Foreign currency risk

        As of April 1, 2007, all of our sales, expenses, assets, liabilities and cash holdings are denominated in U.S. dollars. Although we are increasing our sale of products outside of the United States, all of these transactions are settled in U.S. dollars and therefore we have only minimal exposure to foreign currency exchange risks. We do not hedge against foreign currency risks, and we believe that our foreign currency exchange risk is immaterial.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. Predicting future events is inherently an imprecise activity and, as such, requires the use of judgment. Actual results may vary from estimates in amounts that may be material to the financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We believe the following critical accounting policies reflect our more significant estimates and the assumptions used in the preparation of our consolidated financial statements.

Revenue recognition

        We recognize sales when merchandise is shipped from a warehouse directly to wholesale customers (except in the case of consignment sales, including those to QVC and our Japanese distributor), infomercial customers and online shopping customers, or when purchased by consumers at company-owned boutiques, each net of estimated returns. For our consignment sales to QVC and our Japanese distributor, we recognize sales, net of estimated returns, upon their shipments to the customer. Postage and handling charges billed to customers are also recognized as revenue upon shipment of the related merchandise. Shipping terms are FOB shipping point, and title passes to the customer at the time and place of shipment or purchase by customers at retail locations. For consignment sales to QVC and our Japanese distributor, title passes to QVC and certain distributors concurrent with their shipments to its customers.

        Sales are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts and an amount established for anticipated product returns. Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales. This accrual is calculated based on a history of actual returns, estimated future returns and any significant future known or anticipated events. Consideration of these factors results in an accrual for anticipated sales returns. Our standard terms for retail sales, including infomercial sales and sales at company-owned boutiques, limit returns to approximately 30 to 60 days after the sale of the merchandise. For our wholesale segment, as is customary in the beauty industry, we allow returns from our wholesale customers if properly requested and approved. As a percentage of gross sales, returns were 5.5%, 6.7% and 4.8% in the years ended January 2, 2005, January 1, 2006 and December 31, 2006, respectively and 5.4% and 4.3% in the three months ended April 2, 2006 and April 1, 2007, respectively.

Allowance for doubtful accounts

        We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to pay their invoices to us in full. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay, aging of accounts receivable balances and our collection history with each customer. We make estimates and judgments about the inability of customers to pay the amount they owe us, which could change significantly if their financial condition changes or the economy in general deteriorates.

Inventories

        Inventories consist of finished goods and raw materials and are stated at the lower of cost or market. Cost is determined on a weighted-average basis. We regularly monitor inventory quantities on hand and record write-downs for excess and obsolete inventories and shrinkage based primarily on our estimated forecast of product demand and production requirements. This methodology is significantly affected by our sales forecast. If actual demand were to be substantially lower than estimated, additional write-downs for excess or obsolete inventories may be required.

Valuation of long-lived assets

        We review our long-lived assets, including equipment and leasehold improvements and purchased intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Determining if such events or changes in circumstances have occurred is subjective and requires the exercise of judgment. If we determine such events have occurred, we then determine whether such assets are recoverable based on estimated future undiscounted net cash flows. If future undiscounted net cash flows are less than the carrying value of such asset, we write down that asset to its fair value.

        We make estimates and judgments about future undiscounted cash flows and fair value. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flows attributable to a long-lived asset over its estimated remaining useful life. Our estimates of anticipated future cash flows could be reduced significantly in the future. As a result, the carrying amount of our long-lived assets could be reduced through impairment charges in the future. Additionally, changes in estimated future cash flows could result in a shortening of estimated useful lives for long-lived assets including intangibles.

Goodwill and intangible assets

        We review goodwill and indefinite-lived intangible assets at least annually for impairment, but if certain events or indicators of impairment occur between annual impairment tests, we perform an impairment test of goodwill and indefinite-lived intangible assets at that date. In evaluating goodwill, we compare the total book value of the reporting unit to the fair value of the reporting unit. The fair value is determined using the income approach, which focuses on the income-producing capability of an asset, measuring the current value of the asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and risks associated with the particular investment. Only after this process is completed can the amount of goodwill impairment, if any, be determined.

        The process of evaluating the potential impairment of goodwill and intangible assets is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of a reporting unit for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of that reporting unit. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.

Stock-based compensation

        Effective January 3, 2005, we adopted SFAS 123(R) using the modified-prospective approach, which requires us to measure compensation cost for all outstanding unvested share-based awards at fair value and recognize compensation over the requisite service period for awards expected to vest. Our calculation of stock-based compensation requires us to make a number of complex and subjective estimates and assumptions, including the fair value of our common stock, future forfeitures, stock price volatility, expected life of the options and related tax effects. Prior to our initial public offering, our Board of Directors determined the estimated fair value of our common stock on the date of grant based on a number of factors, most significantly the use of periodic contemporaneous valuations performed by a third-party valuation firm. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider several factors when estimating expected forfeitures, such as types of awards. Actual results may differ substantially from these estimates. Expected volatility of the stock is based on companies of similar growth and maturity and our peer group in the industry in which we do business because we do not have sufficient historical volatility data for our own stock. The expected term of options granted represents the period of time that options granted are expected to be outstanding. In the future, as we gain historical data for volatility in our own stock and the actual term employees hold our options, expected volatility and expected term may change which could substantially change the grant-date fair value of future awards of stock options and, ultimately, the expense we record.

Income taxes

        Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past results of operations and our forecast of future taxable income in the jurisdictions in which we have operations. We record a valuation allowance to reduce deferred tax assets to the amount that is expected to be realized on a more-likely-than-not basis. Deferred tax expense results from the change in the net deferred tax asset or liability between periods.

        We are subject to routine audits by federal and state tax authorities that may result in additional tax liabilities. We account for such liabilities in accordance with FIN 48, which we adopted on January 1, 2007. We believe that we have appropriately provided for income taxes for all years. Several factors drive the calculation of our tax liabilities including, (1) the expiration of various statutes of limitations, (2) changes in tax law and regulations, (3) issuance of tax rulings, and (4) settlements with tax authorities. Changes in any of these factors may result in adjustments in our liabilities, which would impact our reported financial results.

New accounting standards

        Effective January 3, 2005, we early adopted the fair value recognition and measurement provisions of SFAS 123(R), which is applicable for stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. We elected to adopt the modified-prospective-transition method, as provided by SFAS 123(R). Accordingly, prior period amounts have not been restated. Under this transitional method, we are required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested portion of previously granted awards as of January 3, 2005 using the grant-date fair value estimated in accordance with the provisions of SFAS 123.

        In November 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, or SFAS 151. SFAS 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS 151 are effective for fiscal periods beginning after June 15, 2005. We adopted SFAS 151 on January 2, 2006 and the adoption did not have a material impact on our consolidated results of operations, financial position or cash flows.

        In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3, or SFAS 154. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principles. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted SFAS 154 on January 2, 2006 and the adoption did not have an impact on our consolidated results of operations, financial position or cash flows.

        In October 2005, the FASB issued FASB Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period, or FSP 13-1. FSP 13-1 requires rental costs associated with ground or building operating leases incurred during a construction period to be recognized as rental expense. FSP 13-1 applies to reporting periods beginning after December 15, 2005. Retroactive application is permitted, but not required. We adopted FSP 13-1 on January 2, 2006 and the adoption did not have an impact on our consolidated results of operations, financial position or cash flows.

        In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force Issue No. 06-3, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation). The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-3 is effective for the first interim or annual reporting period beginning after December 15, 2006. We do not intend to modify our current accounting policy of recording sales tax collected on a net basis. Therefore, the adoption of EITF 06-3 will not have any effect on our financial position or results of operations.

        In July 2006, the FASB issued FIN 48. FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained. FIN 48 also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 on January 1, 2007 and as a result of the adoption, our reserve for uncertain tax positions was accounted for as a $1.0 million cumulative effect adjustment to decrease the beginning balance of retained earnings on our balance sheet. Upon adoption, the total amount of unrecognized tax benefits, including related interest, was $4.1 million. This amount includes $2.2 million of unrecognized tax benefits which would decrease our effective tax rate if recognized.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. Statement 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Statement 157 also applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. The provisions of Statement 157 are effective for fiscal years beginning after November 15, 2007. We will adopt Statement 157 during our fiscal year ending December 28, 2008. We are currently in the process of determining the impact, if any, of adopting the provisions of Statement 157 but it is not expected to have a material impact on our financial position or results of operations.

        In September 2006, the Securities and Exchange Commission, or the SEC, issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB No. 108 is effective for fiscal years ending after November 15, 2006. We adopted SAB 108 in the fourth quarter of fiscal 2006, and this adoption did not have any impact on our fiscal 2006 results of operations or financial position.

        In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities. Statement 159 permits entities to choose to measure many financial instruments, and certain other items, at fair value. Statement 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The provisions of Statement 159 are effective for fiscal years beginning after November 15, 2007. We will adopt Statement 159 during our fiscal year ending December 28, 2008. We are currently in the process of determining the impact, if any, of adopting the provisions of Statement 159 but it is not expected to have a material impact on our financial position or results of operations.

BUSINESS

Overview

        Bare Escentuals is one of the fastest growing prestige beauty companies in the U.S. and a leader by sales and consumer awareness in mineral-based cosmetics. We develop, market and sell cosmetics, skin care, and body care products under our i.d. bareMinerals, i.d., RareMinerals and namesake Bare Escentuals brands, and professional skin care products under our md formulations brand. We believe our i.d. bareMinerals cosmetics, particularly our core foundation products, offer a highly differentiated, healthy and lightweight alternative to conventional liquid- or cream-based cosmetics while providing light to maximum coverage for all skin types. As such, we believe our foundation products have broad appeal to women of all ages including women who did not previously wear foundation before using i.d. bareMinerals. We utilize a distinctive marketing strategy and a multi-channel distribution model consisting of infomercials, home shopping television, specialty beauty retailers, company-owned boutiques, spas and salons and online shopping. This model has enabled us to increase our brand awareness, consumer loyalty and market share and achieve favorable operating margins. Bare Escentuals was the top-selling cosmetics brand company-wide at leading specialty beauty retailers Sephora and Ulta during 2005 and 2006. From 2002 through 2006, we increased net sales approximately 57.0% on a compound annual basis, and during the fiscal year ended December 31, 2006, our operating income was 35.2% of net sales.

        Our i.d. bareMinerals-branded products include our core foundation products and a variety of eye and face products such as blushes, all-over-face colors, liner shadows, eyeshadows and glimmers. Our i.d. bareMinerals products are made primarily from finely milled minerals and do not contain any of the chemical additives commonly found in liquid, cream and pressed cosmetics, such as preservatives, oil, fragrances, talc, waxes, binders and other potential skin irritants. We design our products to provide women with the look and feel of "bare" skin while effectively concealing skin imperfections such as blemishes, rosacea and acne that can be exacerbated by traditional cosmetics. We believe that i.d. bareMinerals appeals to women who prefer a more natural look relative to traditional foundation or simply prefer products with a natural formulation. In addition to our i.d. bareMinerals products, we offer a broad range of other cosmetics and accessories, including finishing powders, lipsticks, lip-glosses, lip liners, mascaras, application tools and brushes under our i.d. brand and a patent-pending mineral-based nighttime skin revival treatment under the RareMinerals brand. We also offer numerous and exclusive formulas for bath, body and face under our Bare Escentuals brand and a wide range of professional skin care products under the md formulations brand.

        A core element of our success is our distinctive marketing strategy and multi-channel distribution model. We focus on educating consumers about the unique benefits of our products, developing intimate relationships with those consumers, and capitalizing on our multi-channel distribution strategy to effectively reach and engage those consumers. We believe educational media such as infomercials and home shopping television are particularly effective at informing consumers about the innovative product formulation, application technique and resulting benefits of our i.d. bareMinerals cosmetics. We also believe that our company-owned boutiques enhance the authenticity of our brand and provide a personal environment in which we offer our broadest product assortment and provide one-on-one consumer consultations and product demonstrations. At the same time, our physical presence at specialty beauty retailers such as Sephora and Ulta have helped to further strengthen our brand image and provide additional points of contact to educate consumers about our products. Moreover, this model allows us to:

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  acquire new consumers and maintain premium brand positioning without the large expenditures on print-based advertising and marketing common in our industry;

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  provide consumers the ability to select the most convenient channel in which to purchase our products;

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  develop intimate consumer relationships that foster brand loyalty and encourage repeat purchases;

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  build a base of recurring revenues as a substantial percentage of new consumers participate in our product continuity programs through which products initially purchased are automatically replenished; and

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  drive traffic across our sales channels.

        As of April 1, 2007, our domestic points of distribution included direct-response television such as our infomercials and home shopping television, approximately 345 retail locations consisting of specialty beauty retailers Sephora and Ulta, 33 open company-owned boutiques, approximately 900 spa and salon locations and online at www.bareescentuals.com, www.bareminerals.com and www.mdformulations.com.

Our Market

        We operate within the large and steadily growing worldwide beauty care industry. The beauty care industry includes color cosmetics, skin care products, fragrances and hair care products. According to Euromonitor, a market research firm, the beauty care industry worldwide and within the U.S. represented over $254.2 billion and $47.8 billion, respectively, in retail sales in 2005. Five of the largest countries by retail sales in the beauty care industry according to Euromonitor are the United States, Japan, France, Germany and the United Kingdom with 2005 retail sales of $47.8 billion, $31.7 billion, $14.8 billion, $13.1 billion and $12.4 billion, respectively. Within the beauty care market, we compete primarily in the color cosmetics and skin care segments. Color cosmetics and skin care products constituted 92.9% and 7.1%, respectively, of our net sales for the year ended December 31, 2006.

  U.S. Color Cosmetics and Skin Care Market

        Color and Prestige Cosmetics Market: The U.S. color cosmetics market, which includes facial makeup, eye makeup and lip products, is estimated by Euromonitor to have had retail sales of $8.1 billion in 2005. The market for facial makeup is the largest segment of the U.S. cosmetics market, with estimated retail sales of $2.8 billion in 2005, according to Euromonitor. In addition, the markets for eye, lip, and nail products are estimated to have had retail sales of $2.5 billion, $2.2 billion, and $0.6 billion, respectively, in 2005.

        Skin Care Market: U.S. retail sales of skin care products which include facial care, body care, and hand care were an estimated $7.6 billion in 2005, according to Euromonitor. The facial care market, the largest segment of the skin care market, was estimated at $5.7 billion in 2005 with approximately 88% of sales in this segment derived from facial moisturizers, anti-aging products, and cleansers.

  International Color Cosmetics and Skin Care Market

        Color and Prestige Cosmetics Market: The international color cosmetics market is estimated by Euromonitor to have had retail sales of $34.6 billion in 2005. The market for facial makeup is the largest segment of the international cosmetics market, with estimated sales of $12.4 billion in 2005, according to Euromonitor. In addition, Euromonitor estimates that the markets for eye, lip, and nail products had retail sales of $8.9 billion, $10.0 billion, and $3.3 billion, respectively, in 2005.

        Skin Care Market: International retail sales of skin care products were an estimated $55.5 billion in 2005, according to Euromonitor. Euromonitor estimates that the international facial care market, the largest segment of the skin care market, had retail sales of $43.9 billion in 2005.

  Key Trends

        According to Euromonitor, the U.S. is currently experiencing a convergence of the cosmetics and toiletries, pharmaceuticals and packaged food industries in which consumers, particularly aging baby boomers, are seeking healthier alternatives in order to live longer, healthier lives. As such, manufacturers are bringing to market new products that promote health and wellness and offer benefits beyond beauty. We also believe consumers are increasingly seeking beauty products that allow them to maintain a healthy lifestyle and a natural look and feel. Euromonitor points to an increased focus on natural products due to trends towards environmentalism and consumers' aligning themselves with the perceived simplicity and "back-to-basics" characteristics of such products. Natural products often are perceived by consumers as healthier alternatives.

        Euromonitor also reports that the growth in facial makeup is expected to continue as consumers become more aware of the dangers of skin cancer and wrinkles caused by over-exposure to the sun. At the same time, the aging of baby boomers is expected to increase the demand for products with anti-aging benefits according to Euromonitor. Specifically, aging women are likely to use more foundation and concealer in an effort to cover up wrinkles and discoloration.

        We believe a gradual shift is occurring in the distribution of premium beauty care products which have traditionally been distributed predominantly through department stores. Increasingly, premium products such as ours are being sold through direct-response television, such as infomercials and home shopping television, as well as through specialty retail, and spas and salons. According to industry sources, color cosmetics sales in these channels are projected to grow at a higher rate than sales of color cosmetics in total. We believe that growth in beauty product sales through these channels is being fueled by increasing consumer acceptance of direct-response television, the ability of prestige beauty companies to provide educational messages through this channel rather than traditional image-based marketing, and increased viewership. We believe independent prestige retailers, in turn, increasingly recognize the national and international product support provided by direct-response television. We believe these retailers are increasingly seeking unique products and brands featured in direct-response television to be sold in their retail stores. Euromonitor also reports the continuing growth in consumers' desire for spa and salon services, which we believe will result in increased sales of beauty care products through this channel.

Competitive Strengths

        We believe the following competitive strengths position us for continued, sustainable growth in the future:

        Recognized expertise within mineral-based cosmetics category.    The Bare Escentuals brand and our experience with mineral-based cosmetics date back to our original boutique which opened in 1976. We believe our distinct focus on mineral-based cosmetics and experience within the mineral-based cosmetics category distinguish us from our competitors who primarily sell liquid- or cream-based cosmetics. Our brand message centers on key points of differentiation from traditional cosmetics, including the efficacy, unique application, and natural look and feel of our i.d. bareMinerals products. Through this focused approach, we have become a leading mineral-based cosmetics company and have developed a brand strongly associated with mineral-based cosmetics.

        We believe our i.d.-branded cosmetics have been at the vanguard of women's conversion to, and the expansion of the market for, mineral-based makeup as women have discovered the benefits of these products. We also believe our mineral-based cosmetics appeal to a broad range of women, regardless of age, race or income, and capitalize on consumers' growing desire for healthy living and natural products by offering the following benefits:

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  a natural or "bare" skin appearance with adjustable coverage, providing the benefits of cosmetics without giving the consumer a heavily made-up look or lines of demarcation often associated with liquid- or cream-based foundation;

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  a lighter and more comfortable application, resulting in consumers' feeling that they are not wearing makeup;

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  a natural formulation, free of preservatives, oil, fragrances, talc, waxes and binders typically found in traditional cosmetics; and

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  a reduction in skin irritation and other skin problems commonly associated with the use of traditional cosmetics.

        We believe these differentiating factors have resulted in many women switching from traditional liquid- or cream-based cosmetics products offered by our competitors to our mineral-based cosmetics. In addition, we believe that our core i.d. bareMinerals foundation products appeal to women who do not currently wear foundation. In a response survey distributed to approximately 50,000 of our infomercial customers in August 2005 and to which approximately 6,000 customers responded, 16% of respondents stated that they did not wear any foundation prior to purchasing i.d. bareMinerals. We believe the broad appeal of our products is demonstrated by our success in specialty beauty retailers Sephora and Ulta, which tend to serve a younger demographic of women, as well as through direct-response television which tends to serve a more mature demographic.

        Enthusiastic and loyal consumer base.    Our consumers exhibit brand loyalty and enthusiasm for our products, promoting sales of our products through word-of-mouth referrals and high rates of participation in our infomercial continuity program. Our August 2005 response survey of our infomercial customers revealed that:

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  90% of respondents expect to use i.d. bareMinerals indefinitely;

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  87% of respondents would "enthusiastically" recommend i.d. bareMinerals to a friend; and

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  87% of respondents consider i.d. bareMinerals foundation as their "primary" or "only" foundation.

        Strong consumer enthusiasm and loyalty have resulted in the development of a community of consumers who share a passion for our products. This community has expressed itself through attendance at events we sponsor, as well as events initiated by individual consumers. In addition, some of our loyal consumers have established an online community independent of our efforts via the website www.beaddicts.com. This loyal community of users provides invaluable feedback that we often incorporate into our marketing strategies and product development.

        Consumer-focused product development and packaging.    We focus a significant portion of our product development efforts on creating new products and improving existing products based on feedback and suggestions from our consumer community. We actively solicit ideas from this community to improve existing products, expand color assortments and introduce new products that better meet the needs of our consumers. In addition, we receive numerous unsolicited suggestions from consumers via letters and e-mails as well as at the many in-store events that we host. Many of these suggestions are the catalyst for new product development and introductions. For example, we introduced a successful new all-over face color called Trudy, which is a unique color combination we named after the dedicated consumer who suggested it. We developed our Beautiful at Any Age kits, which include tailored product assortments for women in their 20s, 30s, 40s and 50s, based on feedback from our consumers that were searching for age-specific solutions to meet their cosmetics needs.

        We seek to reinforce the benefits of our products by highlighting the emotions our products are intended to inspire in our marketing and packaging. We believe that this "emotion-inspired" marketing and product packaging differentiates us from our competitors and enhances our brand strength. Examples of this emotion-inspired marketing include our Glee brand of all-over face color which is named for the "happy glow" that the product is intended to deliver as well as our Warmth brand of bronzer which we created to provide a well-rested, healthy and radiant look. Our goal is to make wearing makeup a fun and desirable experience for our consumers. We believe that by involving our community of users in product development and by utilizing emotion-inspired marketing, we help to develop a closer connection with our consumers as well as build excitement around our new product introductions.

        Authentic brand and differentiated marketing approach.    The Bare Escentuals brand is meant to be refreshing, fun, interactive and centered on our consumer, with an emphasis on a natural image and ease of product application. Our core marketing strategy and brand message center on making beauty "approachable" for all women. Over the years, we have utilized an innovative approach to marketing that differs significantly from traditional cosmetics marketing as we have focused our efforts on:

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  educating consumers as to the natural formulation of, and unique application techniques for, our i.d. bareMinerals-branded products;

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  highlighting consumers' personal experiences with our products and their resulting sense of self-confidence through testimonials featured on our infomercials;

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  developing direct, intimate connections with consumers, particularly through the personal involvement of Leslie Blodgett, our Chief Executive Officer and primary spokesperson;

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  fostering the development of a community among our consumers through in-store events, local media outreach and participation in various consumer online forums in which women can share their experiences and enthusiasm about our products with their friends, families and colleagues;

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  featuring our consumers instead of celebrities in our infomercials; and

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  communicating product efficacy, through live product demonstrations and before and after photos, instead of image-based advertising using professional models and celebrity spokespeople.

        In addition, we reinforce our strength in mineral-based makeup by developing clear, concise and memorable messages to illustrate the techniques unique to our products. We seek to trademark these messages in order to maintain our brand leadership within these categories. For example, our trademarked messages include:

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  Makeup so pure you can sleep in it, which emphasizes our i.d. bareMinerals products' natural formulation; and

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  Swirl, Tap, Buff, which describes the signature application technique of using a makeup brush to apply i.d. bareMinerals cosmetics.

        Mutually reinforcing distribution channels.    We distribute our products through a number of complementary wholesale and retail sales channels, including infomercials, home shopping television, specialty beauty retailers, company-owned boutiques, spas and salons and online shopping. We believe this multi-channel strategy provides for greater consumer diversity, improved consumer reach, increased consumer convenience, more robust consumer feedback and enhanced premium brand reinforcement. In addition, our multi-channel distribution strategy enables us to leverage success in one channel to drive success in another. For example, our infomercial programs allow us to cost-effectively communicate educational messages regarding product differentiation, efficacy and application techniques that drive sales through our other sales channels. In turn, our company-owned boutiques give authenticity to our brand and provide a personal environment in which we offer our full product assortment and provide one-on-one consumer consultations and product demonstrations. Our physical presence at specialty beauty retailers such as Sephora and Ulta helps to further strengthen our brand image and provides additional points of contact for educating consumers about our products. Our distribution through spas and salons provides an informative and treatment-focused environment in which beauty treatment providers, or aestheticians, and spa professionals can communicate the skin and complexion benefits that our i.d. bareMinerals and md formulations products provide.

        Strong financial performance.    Our distinctive marketing and distribution approach has enabled us to achieve significant revenue growth. From 2002 through 2006, we increased net sales approximately 57.0% on a compound annual basis compared with a 2.6% compound annual growth rate for the overall domestic color cosmetics market as reported by Euromonitor. In addition, we believe that our multi-channel distribution strategy has allowed us to generate operating margins superior to those of cosmetics companies that rely on traditional advertising. We have increased operating income from $5.5 million for the year ended December 31, 2002 to $138.8 million for the year ended December 31, 2006. Our operating income as a percentage of net sales has grown from 8.4% for the year ended December 31, 2002 to 35.2% for the year ended December 31, 2006.

        Experienced management team.    Our Chief Executive Officer, Leslie Blodgett, is a key creative driver of our business and the leading personality behind our brands. Through her direct interaction with consumers, Ms. Blodgett has inspired our unique approach towards product development and developed strong, personal connections with our consumers. In addition, Ms. Blodgett has pioneered our use of infomercials and home shopping television as a means to communicate and market the benefits of our prestige cosmetics. Our President, Diane Miles, has broad knowledge and significant experience managing prestige cosmetic brands within both retail and wholesale distribution channels. Ms. Miles oversees our sales and marketing efforts and will play a key role as we expand our distribution in the U.S. and internationally. In order to both reinforce our operational and financial infrastructure and effectively support our rapid growth, we have built a strong operations team with significant experience in branded consumer products led by our Chief Financial Officer/Chief Operations Officer, Myles McCormick.

Growth Strategy

        Our goal is to strengthen our position as a leading developer and marketer of premium cosmetics and skin care products through the following strategies:

  Further penetrate each of our multiple distribution channels.

        Premium Wholesale.    We intend to continue to increase net sales to our key wholesale accounts which we believe help to further strengthen our brand image and provide additional points of contact to educate consumers about our products. We also will seek to continue to improve our performance in specialty beauty retailers Sephora and Ulta and explore additional opportunities to sell our products through other specialty retailers. Within Sephora and Ulta, we will seek to improve product positioning, focus on collaborative marketing efforts and dedicate additional resources to training Sephora and Ulta sales representatives so they can provide better customer service. In addition, as Sephora and Ulta open new stores, we expect that further penetration in those locations will drive our net sales growth. For example, in 2007, we plan to continue to test selling our products in Sephora locations in J.C. Penney department stores.

        We also believe that an opportunity exists to distribute our products through department stores, a distribution channel that according to Euromonitor accounted for 33.8% of 2005 retail sales of color cosmetics in the United States. As of April 1, 2007, we were testing selling our products at four Nordstrom locations and one Macy's location in addition to online at Nordstrom.com. We expect to monitor these testing initiatives throughout 2007 and evaluate a more extensive rollout based on the results of the tests.

        Company-owned Boutiques.    We intend to continue to expand our base of company-owned boutiques based on the attractive financial results that they historically have generated. We had average net sales of approximately $1,900 per square foot for the twelve months ended April 1, 2007. Our company-owned boutiques opened since 2003 that have operations of at least twelve months typically have achieved payback on our initial investment within twelve months. As of April 1, 2007, we operated 33 boutiques and believe substantial opportunity exists to open new boutiques throughout North America. We opened five boutiques in 2005 and seven boutiques in 2006, and we plan to open approximately fifteen new boutiques in 2007.

        Infomercials.    We intend to continue the growth of our front-end infomercial sales, which are comprised of initial consumer purchases, and back-end infomercial sales, which include sales through our continuity program, by:

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  using our knowledge and experience to refine and refresh our infomercials and improve the effectiveness of our media spending;

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  increasing our consumers' awareness of their ability to customize the timing and product assortment of their purchases in our continuity programs, which we believe results in our consumers' remaining in the programs longer; and

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  promoting sales of complementary products to infomercial consumers.

        Home Shopping Television.    We intend to increase our net sales through home shopping television by introducing new products on-air, moving towards higher price points through innovative packaging and kitting of our products and expanding our collaboration with QVC on back-end sales of our products through QVC's website, its QVC Beauty and Bare Escentuals-specific catalogs and its continuity programs. We also plan to continue to update our merchandise assortment to foster consumer excitement for our products and stay current with market trends.

        Spas and Salons.    Spas and salons offer opportunities to sell an increasingly diversified mix of our products and enhance our premium brand positioning. We will continue to focus on high volume spa and salon locations to increase sales of our i.d. bareMinerals and md formulations product lines in this channel.

        Leverage our strong market position in foundation to cross-sell our other products.    We plan to leverage the brand recognition and leadership of our i.d. bareMinerals foundation products to cross-sell our other i.d.-branded cosmetics products, including blush, eye makeup and lip products. Our i.d. bareMinerals foundation products enjoy strong consumer loyalty and wide success and comprised approximately 47.6% and 50.8% of our net sales for the fiscal year ended December 31, 2006 and the three months ended April 1, 2007, respectively. Of the 6,000 respondents to our August 2005 survey of infomercial consumers, 90% responded that they expect to use i.d. bareMinerals indefinitely. To date, we have demonstrated success in cross-selling our non-foundation products in channels where we interact directly with consumers, such as in our boutiques. As we expand the number of physical distribution points for our products, we will seek to maximize opportunities to develop connections with our consumers and educate them about all of our products, including our non-foundation products. A key element of this education is providing consumers opportunities to sample our products so they can experience their look and feel.

        Develop new product concepts.    We believe we have built a specialized distribution platform that we can use to market new concepts and products. We intend to continue to create new products and improve existing products in our core product lines by incorporating consumer feedback into our product development efforts. In addition, we intend to capitalize on our extensive knowledge and experience in mineral-based cosmetics to develop other prestige beauty products and use the success of our i.d. bareMinerals and Bare Escentuals brands, as well as our loyal consumer base, to market these products. Specifically, we will prioritize our product extension opportunities according to which complementary product categories can most benefit from the use of our infomercial and home shopping television channels. For example, in early 2006 we launched an innovative skin care line using a patent-pending mineral-based formula under the RareMinerals brand name.

        Expand our global presence.    We sell our products internationally through a network of distributors in select markets, and we are expanding the direct sale of our products in those international markets offering the following attributes:

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  large cosmetics markets, particularly with respect to sales of foundation products;

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  well-established prestige cosmetics distribution channels; and

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  television-commerce channels with sufficient scale to support an education-based marketing strategy.

        We currently believe that Japan, the United Kingdom, Germany, France and South Korea represent the most significant market opportunities for expanding our global presence. For example, in November 2006, we began selling product in a limited number of Sephora France stores. In January 2007, we began airing an i.d. bareMinerals infomercial in Japan. Later in 2007, we plan to begin selling product on QVC Germany. The performance of our testing initiatives in each international market will be evaluated in advance of a broader rollout.

Brands and Products

        We market and sell our products under two principal brands—Bare Escentuals and md formulations. We offer cosmetics, skin care and body care products under the Bare Escentuals brand and professional skin care products under the md formulations brand. We market our cosmetics products under our i.d. brand which includes our popular i.d. bareMinerals product line. We market our skin care products under the RareMinerals brand and our body care products under various sub-brands under Bare Escentuals. We market our professional skin care products under our md formulations brand. A detailed table of our brands and products is set forth below:

md formulations
Bare Escentuals
Professional Skin Care
Cosmetics			Body Care
Skin Care
i.d. bareMinerals			Various sub-brands
	i.d. cosmetics	RareMinerals
Foundation	Finishing powders	Nighttime treatment	Washes	Facial cleansers
Concealers	Lipsticks		Lotions	Anti-aging lotions
Blush	Lip glosses		Fragrances	Moisturizers
All-over face color	Lip liners			Acne treatments
Liner shadows	Mascaras			Sunscreen
Eye shadows	Makeup brushes

  Bare Escentuals Brands

        i.d. bareMinerals.    Our i.d. bareMinerals-branded products include our core foundation products and a wide variety of eye, cheek, and face products such as blushes, all-over-face colors, liner shadows, eyeshadows and glimmers. All of our i.d. bareMinerals-branded products are made primarily from finely milled minerals and do not contain any of the chemical additives commonly found in liquid, cream and pressed cosmetics, such as preservatives, oil, fragrances, talc, waxes, binders and other potential skin irritants. We believe the efficacy of our products, as well as their positioning as a healthy and natural alternative to conventional cosmetics, appeals to a broad range of women who prefer a more natural look and feel, have skin conditions such as allergies, rosacea or acne that can be exacerbated by traditional cosmetics, or simply prefer products with a natural formulation. Our cosmetics products comprised approximately 91.3% and 92.9% of our net sales for the years ended January 1, 2006 and December 31, 2006, respectively, and approximately 93.2% of our net sales for the three months ended April 1, 2007. Our i.d. bareMinerals foundation comprised approximately 50.4% and 47.6% of our net sales for the years ended January 1, 2006 and December 31, 2006, respectively and approximately 50.8% of our net sales for the three months April 1, 2007.

        i.d. cosmetics.    Our i.d.-branded cosmetics include a broad assortment of fashionable color cosmetics and accessories including finishing powders, lipsticks, lip glosses, lip liners, mascaras, and application tools and brushes.

        RareMinerals.    RareMinerals represents an innovative extension of our mineral-based expertise into the skin care category. Our patent-pending RareMinerals Skin Revival Treatment delivers concentrated organic macro and micro minerals to the skin through a time-released, active formulation to reduce the appearance of imperfections and increase skin firmness and hydration.

        Body care brands.    Our body care products include various formulas for the bath, body, and face and are marketed under Bare Escentuals sub-brands such as Daily Essentials and Premium Body. These products are positioned as upscale "boutique" brands that are fun and full of personality.

        md formulations.    Our md formulations brand provides a complete professional skin care solution addressing the rapidly growing anti-aging market. This results-oriented skin care line was originally created to meet the needs of the demanding professional spa and salon channels. md formulations was one of the first commercial glycolic skin care brands developed in the U.S. and continues to be a leading brand in the use of glycolic acid as an active anti-aging compound. The brand uses four key steps, "cleanse, correct, hydrate and protect," to create personalized skin care regimens that help people of all skin types achieve clearer, healthier, younger-looking skin. Our product formulations, which include glycolic compounds, are developed with a specific pH level to deliver maximum results with minimal skin irritation. We also test our products extensively for safety, efficacy and consumer satisfaction.

        Products in the retail line include cleansers to cleanse and exfoliate; corrective treatments to reduce the appearance of wrinkles, discolorations, blemishes and improve overall skin texture and tone; antioxidant moisturizers to hydrate and help defend skin against future damage; and sun protectors to help prevent sunburn and premature skin aging. The brand also offers a complete line of professional-use-only products for use by aestheticians, such as glycolic peels, to complement the consumer retail line. Our md formulations products comprised approximately 7.4% and 4.9% of our net sales for the years ended January 1, 2006 and December 31, 2006, respectively and approximately 4.6% of our net sales for the three months April 1, 2007.

Merchandising and Product Packaging

        Our product formulations and branding are consistent across our distribution channels. However, we tailor product offerings to our distribution channels by creating unique and differentiated "kits" or assortments of products which help us to:

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  introduce new consumers to our brand;

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  create specialized offerings for our channel partners;

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  merchandise products according to channel demographics;

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  increase the average consumer purchase;

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  generate and renew excitement among our consumers; and

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  reinforce our brand.

        For example, our introductory kit, which we market across all distribution channels, includes an assortment of our core products, including two different shades of i.d. bareMinerals foundation, Mineral Veil, Warmth, an application brush, a full coverage brush, a maximum coverage concealer brush and an instructional video. We also offer promotional kits which are typically "themed" to address specific end uses, targeted consumer segments or seasonal offerings. In addition, we produce limited quantities of many of our kits, which helps to generate excitement among consumers due to product scarcity.

Distribution Channels

        We believe that a core element of our success is our distinctive multi-channel distribution model consisting of infomercials, home shopping television, premium wholesale, company-owned boutiques, spas and salons and online shopping. We believe that this distribution model, through which each channel reinforces the others, provides:

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  greater brand awareness across channels;

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  cost-effective consumer acquisition and education;

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  premium brand positioning without the large expenditures on print-based advertising and marketing common in our industry; and

  •
  improved convenience for consumers.

        We use infomercials and home shopping television to develop brand awareness and educate consumers on product differentiation, proper application and resulting benefits. We believe this increased brand awareness drives consumers to shop in our company-owned boutiques and other retail distribution points where we are able to sell a broader assortment of our products and can interact with consumers on a one-on-one basis. In turn, we believe that our physical presence at specialty beauty retailers Sephora and Ulta further enhances our brand image and validates the premium positioning of our products.

        Our domestic distribution model is summarized as follows:

Media
Retail	Wholesale	Marketing Benefits
Infomercials • Long-form • Short-form • www.bareminerals.com (for infomercial products)	Home Shopping Television • QVC • www.qvc.com	• Consumer education • Brand awareness • Cost-effective consumer acquisition
Traditional
Retail	Wholesale	Marketing Benefits
Company-owned Boutiques Online • www.bareescentuals.com • www.mdformulations.com	Premium Wholesale • Sephora • Ulta • Department stores Spas and salons	• Brand prestige • Personal interaction • Authenticity

  Premium Wholesale

        The premium wholesale channel accounted for 27.9% of our net sales for the year ended December 31, 2006 and 30.8% of our net sales for the three months ended April 1, 2007. Our premium wholesale channel enables us to provide additional points of contact to educate consumers about our products, expand our traditional retail location penetration with limited capital investment, and further strengthen our brand image. As with our own boutiques, this channel allows us to target a consumer who may be less inclined to shop at home and provides an inviting venue to experience the products personally and discuss product features with experienced sales personnel. We have increased our sales within the premium wholesale channel by introducing our products into Ulta in 1997 and Sephora in 2004. As of April 1, 2007, our products were distributed in approximately 345 locations of these specialty beauty retailers. Bare Escentuals was the top-selling cosmetics brand company-wide at Sephora and Ulta in 2005 and 2006.

  Bare Escentuals Boutiques

        Our company-owned boutiques accounted for 14.2% of our net sales for the year ended December 31, 2006 and 14.8% of our net sales for the three months ended April 1, 2007. We opened our first retail boutique in 1976 which offered a broad assortment of our bath, body, and cosmetics products under the Bare Escentuals brand. We believe that our company-owned boutiques reinforce our brand image, generate strong sales productivity and can be readily adapted to different location requirements. Our boutiques typically offer our broadest assortment of Bare Escentuals products, including our i.d. bareMinerals and i.d. cosmetics, our RareMinerals products and md formulations products. We believe that our boutiques enhance our ability to build strong consumer relationships and promote additional product use as we provide personal demonstrations and product consultations.

        Below is a summary of our boutique locations open as of April 1, 2007:

California
    Berkeley, CA — Fourth Street
    Canoga Park, CA — Topanga Plaza
    Corte Madera, CA — Town Center
    Pleasanton, CA — Stoneridge Mall
    Roseville, CA — Roseville Galleria
    Santa Clara, CA — Valley Fair Mall
    San Francisco, CA — Stonestown Galleria
    San Francisco, CA — Pier 39
    San Francisco, CA — San Francisco Centre
    San Jose, CA — Oakridge Mall
    San Mateo, CA — Hillsdale Mall
 Denver
    Denver, CO — Denver Pavilions
 Orlando
    Orlando, FL — Florida Mall
 Atlanta
    Atlanta, GA — Atlanta Airport
    Atlanta, GA — Lenox Square
 Chicago
    Chicago, IL — Water Tower
    Oakbrook, IL — Oakbrook
    Schaumburg, IL — Woodfield Mall
 Minneapolis
Bloomington, MN — Mall of America	St. Louis
    St. Louis, MO — St. Louis Galleria
 Charlotte
    Charlotte, NC — South Park Mall
 New Jersey
    Paramus, NJ — Garden State Plaza
 New York
    New York, NY — Third Avenue
    Garden City, NY — Roosevelt Field
    Elmhurst, NY — Queens Center Mall
 Ohio
    Cincinnati, OH — Kenwood Towne Centre
    Beechwood, OH — Beechwood Place
 Pennsylvania
    King of Prussia, PA — King of Prussia Galleria
 Seattle
    Bellevue, WA — Bellevue Square
 Texas
    Dallas, TX — Northpark Center
    San Antonio, TX — The Shops at La Cantera
 Virginia
    McLean, VA — Tysons Corner
 Wisconsin
Glendale, WI — Bayshore Town Center

        We had average net sales of approximately $1,900 per square foot for the twelve months ended April 1, 2007. Our company-owned boutiques opened since 2003 that have operations of at least twelve months typically have achieved a payback on our initial investment in them within twelve months. Based on the strong performance and limited geographic penetration of our boutiques to date, we believe that the opportunity exists to expand the number of boutiques that we operate. We opened five boutiques in 2005 and seven boutiques in 2006, and we expect to open approximately fifteen new boutiques in 2007. In addition, we intend to continue to refine our boutique operations including store design and product merchandising in order to maximize store financial performance.

  Infomercials

        Our infomercial sales accounted for 32.7% of our net sales for the year ended December 31, 2006 and 29.7% of our net sales for the three months ended April 1, 2007. Our infomercials, broadcast in 28-minute "long-form" programs and 60- to 120-second "short-form" programs, create broad brand awareness, communicate the unique properties of mineral-based cosmetics and educate the consumer regarding proper application techniques. Since we first launched our long-form infomercial in 2002, this channel has served as one of our primary marketing medium as well as a profitable sales and consumer acquisition channel. Our infomercials reach a large and diverse array of consumers through airings on cable and network television. Our long-form infomercial program regularly appears on cable networks such as Lifetime, the i television network, Oxygen, Bravo, FX, The Food Network, Style and Women's Entertainment (WE) and many other smaller cable stations and local networks.

        We work with an independent media agency to develop a media strategy and acquire desired time slots. We seek to achieve maximum media effectiveness through, among other techniques, regular performance evaluations of long-form and short-form programs, ongoing development of new infomercial content, management of local and national media mix and review of television station performance.

        In addition to creating brand and category awareness and driving traffic through our other sales channels, our infomercials also serve as a direct-to-consumer retail sales channel. The channel generates two types of direct sales: "front-end" or initial purchases generated through phone or website orders in response to our aired media, and "back-end" continuity repurchases that replenish the initial cosmetics shipment.

  Home Shopping Television

        Home shopping television accounted for 12.6% of our net sales for the year ended December 31, 2006 and 11.8% of our net sales for the three months ended April 1, 2007. We believe that home shopping television is a strong consumer acquisition channel that also educates the consumer. Since 1997, we have marketed and sold our i.d. bareMinerals cosmetics line along with other Bare Escentuals products on-air at QVC, through QVC's website at www.qvc.com and in a QVC-produced Bare Escentuals-specific catalog.

        QVC Agreement.    In December 1998, we entered into an agreement with QVC, under which we granted to QVC the exclusive right to promote, advertise, market, sell and distribute our products in all distribution channels in the United States other than our company-owned boutiques and prestige retail channels. For purposes of the QVC agreement, prestige retail channels means traditional department stores and specialty stores, specialty boutiques and beauty salons but excludes all other retail channels of distribution, including discount stores, drug stores, warehouse stores, superstores and retail outlet stores. In September 2006, we entered into an amendment to our agreement with QVC that gives us the right to enter into additional distribution channels. Under the amendment, we may promote, advertise, market and sell our products on our websites, advertising, catalogs, direct mail promotions and telephone numbers listed in our websites, catalogs and direct mail promotions, so long as we pay QVC a specified royalty on net sales of our products in these channels, which we refer to as Company Direct Marketing Media. Internet sales in the United States of products offered in the same configuration as on our infomercials bear a lower royalty rate than other net sales pursuant to Company Direct Marketing Media. The amendment also states that we may sell our products through the catalogs, direct mail promotions and websites of our prestige retail customers, again subject to payment of a specified royalty on these catalog, direct mail and website sales, which we refer to as Prestige Retail Direct Marketing Media. Our agreement prohibits us from selling products through retail channels not considered "prestige," such as discount stores, warehouse stores and superstores and their associated websites. Under the amended agreement, we also have the right to promote and sell our products through infomercials, so long as we give QVC thirty days to match any bona fide third-party offer for infomercial rights in the United States.

        Pursuant to the amendment, we granted QVC the exclusive right to promote, advertise, market and sell our products in Japan, Germany and the United Kingdom, subject to our rights to promote, advertise, market and sell our products in the same distribution channels available to us in the United States. We may terminate QVC's exclusive rights in Japan, Germany or the United Kingdom if our on-air minutes on QVC in any such country for a given calendar year falls below a specified minimum number of minutes for such country. We are required to pay QVC specified royalties on net sales pursuant to Company Direct Marketing Media in Japan, Germany and the United Kingdom other than internet sales of products offered in the same configuration as on our infomercials on which we are not required to pay a royalty. We are not required to pay a royalty on net sales in

Japan, Germany or the United Kingdom pursuant to Prestige Retail Direct Marketing Media, and QVC does not have a right of first refusal with respect to infomercials in these markets.

        If we develop a new product line that is not competitive with any of the products being offered by QVC, then QVC has the right of first refusal to promote the new product line on the same terms and conditions as our other products under this agreement. Under the agreement, we may maintain a list of consumers who purchase products in our boutiques, by means of Company Direct Marketing Media and infomercials. We have agreed that during the term of the agreement we will not promote, advertise, market or sell products to consumers on this list other than through our boutiques, Company Direct Marketing Media or infomercials and related telephone numbers and websites, nor rent, sell or otherwise make use of this list in a manner not expressly permitted by the Agreement.

        Under the agreement, QVC issues an order for product that it holds on consignment and then issues us a report that shows all sales to its customers. The agreement had an initial term of one year and provides for automatic renewal for successive one-year periods unless either party notifies the other at least thirty days prior to the end of any term and QVC's net sales of our products are less than a minimum amount, subject to QVC's right to cure by paying us additional amounts to make up shortfalls. Since the first year of the QVC agreement, QVC's net sales of our products have been substantially in excess of the minimum amounts. In addition, either party may terminate the agreement upon the other party's material breach, subject to notice and an opportunity to cure. If we terminate the agreement upon QVC's material breach, then QVC may continue to sell our products on a non-exclusive basis for 36 months.

        We are required to make our spokesperson available for at least eight appearances on QVC each year. Leslie Blodgett currently serves as our spokesperson for QVC, but we and QVC may mutually agree to replace Ms. Blodgett as our spokesperson.

  Spas and Salons

        Spas and salons accounted for 8.5% of our net sales for the year ended December 31, 2006 and 8.6% of our net sales for the three months ended April 1, 2007. Our distribution through spas and salons provides an informative and treatment-focused environment in which aestheticians and spa professionals can communicate the skin and complexion benefits that our i.d. bareMinerals and md formulations products provide. As of April 1, 2007, Bare Escentuals products were offered in approximately 900 spa and salon locations in the U.S. Growth in our spa and salon sales has been driven by our focus on higher-volume accounts as well as the 2002 introduction of our i.d. bareMinerals products into the channel, which were sold in over 80% of our spa and salon accounts open as of April 1, 2007.

  International Distributors

        Our international distributor channel accounted for 4.1% of our net sales for the year ended December 31, 2006, respectively, and 4.3% of our net sales for the three months ended April 1, 2007. We market both our Bare Escentuals and md formulations products internationally through a network of distributors. Over the last two years, we have reduced our base of international distributors in order to devote additional resources to countries with significant cosmetics markets. We sell to a limited number of distributors who distribute product through retail channels and spas and salons in certain international markets.

        To enhance our prospects for successful local execution of these strategies in Japan and Europe, we intend to both work with our existing international distributor network and to develop strategic relationships with local partners who can provide expertise and sales and distribution infrastructure.

  Online Shopping

        In addition to selling products via our existing websites, www.bareminerals.com for sales of our infomercial products and www.mdformulations.com for sales of our professional skin care products, in February 2007, we began testing the sale of a limited assortment of our i.d. bareMinerals and RareMinerals products on our website www.bareescentuals.com. In addition to allowing consumers to purchase the core items in our product assortment, the website also educates consumers as to the benefits as well as proper usage and application techniques for each of the products offered.

Marketing and Promotion

        We have an innovative, media-driven marketing strategy which focuses on educating consumers about the benefits of our products, developing intimate relationships with those consumers, and leveraging our multi-channel distribution approach to effectively reach and engage those consumers.

        We employ the following marketing techniques:

        Educational Media.    Our primary method of building brand awareness is through educational media including both our long-form and short-form infomercial programs and home shopping television. In addition to being profitable consumer acquisition channels, these sales channels provide an opportunity for us to communicate the benefits of our products to a broad audience as well as build brand awareness. During 2006, our short- and long-form infomercials were broadcast on television an average of over 540 times per week.

        Consumer Testimonials.    We believe that one of the keys to the success of the Bare Escentuals brands has been testimonials from our consumers regarding the benefits of our products. As opposed to other cosmetics companies that rely on image-based marketing, we have used consumer testimonials, including before and after photos, in our marketing which allow us to demonstrate both the efficacy of our products and the increased self-confidence that our products have given many women. We believe that consumer testimonials are a particularly powerful component of our educational media marketing.

        Public Relations.    We have benefited from a broad range of media coverage that has highlighted our innovative products and success. Our products have been profiled in magazines such as O, the Oprah Magazine, Glamour, Cosmopolitan, Vogue, InStyle, Good Housekeeping, Marie Claire, Shape, Parenting, Natural Health and Women's Wear Daily. We also benefit from public appearances by Ms. Blodgett at our retail events, which have been covered on local television news broadcasts.

        Word of Mouth.    We believe that our company benefits from strong consumer loyalty as well as the emotional connection formed between our consumers and our brand. In turn, we believe that our consumers are strong advocates for our brand and have displayed a willingness to convert others to our brand. In our August 2005 response survey of our infomercial customers, 87% of respondents using i.d. bareMinerals would "enthusiastically" recommend i.d. bareMinerals to a friend.

        Bare Escentuals Consumer Community.    Strong consumer loyalty has resulted in the development of a community of consumers who share a passion for our Bare Escentuals brand. This community has expressed itself through attendance at events we sponsor, as well as events initiated by individual consumers. In addition, these loyal consumers have established an online community independent of our efforts via the website www.beaddicts.com. This loyal community of users provides invaluable feedback that we often incorporate into our marketing strategies and product development.

Product Development

        We focus a significant portion of our product development efforts on creating new products and improving existing products based on feedback and suggestions from our consumers. Many of these suggestions are the catalyst for new product development and introductions. For example, we recently introduced a successful new all-over face color called Trudy, which is a unique color combination we named after the dedicated consumer who suggested it. Our Beautiful at any Age kits, which include tailored product assortments for women in their 20s, 30s, 40s and 50s, were developed based on feedback from our consumers who were searching for age-specific solutions to meet their cosmetics needs.

        We seek to reinforce the benefits of our products by highlighting the emotions our products are intended to inspire in our marketing and packaging. Examples of this emotion-inspired marketing include our Glee brand of all-over face color which is named for the "happy glow" that the product is intended to deliver as well as our Warmth brand of bronzer which we created to provide a well-rested, healthy and radiant look. Our goal is to make wearing makeup an enjoyable and desirable experience for our consumers. We believe that by involving our community of users in product development and by utilizing emotion-inspired marketing, we help to develop a closer connection with our consumers as well as build excitement around our new product introductions.

        Our product development department works with third-party laboratory teams to develop different shades and textures for our prospective products, and to determine the fragrance, opacity and viscosity of such products. After consumer evaluations and stability and compatibility testing, the product undergoes clinical and safety testing. Finally, the product must meet adequate color, texture and performance tests before it can be marketed.

        We also believe we have built a specialized distribution platform that we can use to market new concepts and products. We intend to continue to create new products and improve existing products in our core product lines by incorporating consumer feedback into our product development efforts. In addition, we intend to capitalize on our extensive knowledge and experience in mineral-based cosmetics to develop other prestige beauty products and use the success of our i.d. bareMinerals and Bare Escentuals brands, as well as our loyal consumer base, to market these products.

Sourcing

        We use third-party contract manufacturers and suppliers to obtain substantially all raw materials, components and packaging products and to manufacture finished products relating to our Bare Escentuals and md formulations brands. We utilize approximately 30 different product and packaging suppliers from which we source and contract manufacture our products. Suppliers purchase all necessary raw materials, including the minerals used to manufacture our products. BioKool, LLC, or BioKool, is the sole supplier of the proprietary ingredient in our RareMinerals products. Other than the ingredient supplied by BioKool, we do not believe any of the raw materials used in our products is scarce or that raw materials or lack of suppliers present a potential supply chain risk. Each supplier manufactures products that meet our established guidelines.

        With respect to our other third-party manufacturers, we make purchases through purchase orders. We believe that we have good relationships with our manufacturers and that there are alternative sources in the event that one or more of these manufacturers is not available. We continually review our manufacturing needs against the capacity of our contract manufacturers to ensure that we are able to meet our production goals, reduce costs, and operate more efficiently.

Fulfillment

        Our fulfillment operations consist of an approximately 69,000 square foot company-operated distribution center in Hayward, California and an approximately 110,000 square foot fulfillment and distribution center operated by Datapak Services Corporation, or Datapak, an unrelated third party, in Plymouth, Michigan. We also plan to open a new 300,000 square foot facility in Obetz, Ohio during 2007. From Hayward, we distribute wholesale and bulk orders of product to our retail boutiques, spas and salons, premium wholesale customers, international distributors and QVC. From Plymouth, Datapak fulfills direct-to-consumer orders, including distribution of product to our infomercial and Internet customers. We have delivered notice of non-renewal to Datapak, and we plan to take over the fulfillment functions Datapak currently performs at our new facility in Obetz, Ohio. We will use the new facility to distribute products to our premium wholesale, spa and salon and international customers, QVC, our company-owned boutiques and infomercial and online shopping customers.

        Distribution Centers.    In August 2005, we moved our company-operated distribution center from Emeryville, California to a larger, more modern facility in Hayward, California. Built in 1997, the new facility at approximately 69,000 square feet is nearly three times larger than our previous facility. In February 2007, we entered into a ten-year lease for an approximately 300,000 square foot facility in Obetz, Ohio. The new facility in Obetz is within two business days of approximately 60% of the US population, and is expected to primarily service Midwest and East Coast premium wholesale customers, QVC, company-owned boutiques, infomercial and online shopping customers. The facility is expected to expand warehouse capacity to support wholesale growth over the next five years, improve customer service, improve flexibility to offer promotional items and reduce shipping time and costs to our premium wholesale customers, spas and company-owned boutiques located in the Midwest and the East Coast.

        Datapak Distribution Center.    Datapak specializes in fulfillment for direct response television, business-to-business, business-to-consumer, e-commerce fulfillment and product branding campaigns and has almost 20 years of experience in the fulfillment industry. We have had a relationship with Datapak for over four years. In January 2006, we entered into a master services agreement with Datapak. Under this agreement, Datapak provides us with a customized order fulfillment and administrative program, which includes packaging and shipping orders of our products. In addition, Datapak maintains an inventory tracking system and provides a customer inquiry line, telemarketing services, infomercial order processing and data and statistics regarding its services. Under this agreement, Datapak is required to ship substantially all orders for our product within 24 hours of the time of the order. Our agreement with Datapak expires on December 31, 2007, after which it will be automatically extended for additional one-year periods unless either party provides 90 days' written notice of its intention not to renew. We have delivered notice of non-renewal to Datapak, and we plan to take over the fulfillment functions Datapak currently performs at our new facility in Obetz, Ohio.

Information Technology

        We use our information systems to manage our wholesale, retail, and corporate operations. These management information systems provide business process support and intelligence across our multi-channel operations. Our systems consist of merchandising, wholesale order management, retail point of sale and inventory management, and finance and accounting systems.

        In 2006, we embarked on a comprehensive strategy to replace our legacy information systems infrastructure. Our new systems will include core functions such as purchasing, merchandising, finance and accounting, inventory and order management, and warehousing and distribution. We expect this process to be substantially complete before the end of 2007. In connection with this process, we hired a new Vice President of Information Technology who will oversee our systems infrastructure upgrade.

        Our data center is located at an offsite facility with redundant systems for power, HVAC and security as well as seismic precautions and fire suppression. In addition, this facility has been granted "Essential Facility" status according to applicable building codes, assuring that facility will remain operational during and after a major earthquake, and that tenants will be allowed on-site without the city inspection required of non-essential structures.

Trademarks, Licenses and Patents

        We own or have rights to use the trademarks necessary, for manufacturing, marketing, distributing and selling our cosmetics, fragrances and skin care brands. These marks include brand names for products as well as product categories, including: Bare Escentuals, i.d., md formulations, i.d. bareMinerals, RareMinerals, bareVitamins, md forte and Mineral Veil. All of these trademarks are the subject of either registrations or pending applications in the United States, as well as numerous other countries worldwide where we do business. In general, trademarks are valid as long as they are in use and/or their registrations are properly maintained, and trademark registrations can generally be renewed indefinitely so long as the marks are in use. We consider the protection and enforcement of our trademark rights to be important to our business.

        TriStrata Agreement.    We hold a license from TriStrata Technology Inc. allowing us to use patented technology regarding glycolic acid in our professional skin care lines. We entered into a license agreement with TriStrata in July 1999. Under the agreement, as amended to date, TriStrata granted us a non-exclusive license of its patent rights for products containing glycolic acids and its salts for the treatment of wrinkles and fine lines, dry skin, in combination with salicylic acid for the treatment of acne and in combination with hydroquinone 2% or less for the treatment of skin pigmentation, and as a skin cleanser, hair conditioner and shampoo. The agreement prohibits us from marketing products using the licensed technology from TriStrata through multi-level or door-to-door channels. We pay TriStrata a royalty, including a minimum annual royalty amount on products we sell using its patented technology. TriStrata may terminate the license agreement with us if we fail to pay any amounts required or otherwise breach a provision under the license agreement, subject to prior written notice and an opportunity to cure. TriStrata also may terminate the license in the event of our bankruptcy or insolvency. We may terminate the license agreement on six months' prior written notice, after which we can make no further sales of products that incorporate the licensed technology.

        Rights to md formulations.    Our MD Formulations Inc. subsidiary acquired rights to the md formulations trademarks and some of our md formulations product rights from a large specialty pharmaceutical company in 1999. We currently sell our md formulations products in sales channels that arguably exceed the permitted field of use specified in the purchase agreement. The agreement provides for the sale to MD Formulations of md formulations product rights for use in a field of use defined as the research, development, manufacture, marketing and sale of alpha hydroxy acid, or AHA, skin care products to "skin care aestheticians" worldwide and to physicians outside of the United States. The party from which we purchased the md formulations product rights is aware of our sales in these channels and has not requested that we discontinue sales in these channels, although it has to date refused our requests to extend the license to explicitly cover all of these sales. However, if it were to challenge our rights to sell md formulations products in these distribution channels, we could be required to engage in litigation or negotiation regarding these rights or enter into a commercial arrangement with respect to these rights.

        BioKool Agreement.    We also hold a license with BioKool for its patent-pending mineral extraction technology, which we use in our RareMinerals products. In September 2005, we entered into a license and supply agreement with BioKool in contemplation of new product development, pursuant to which we have the exclusive, worldwide right to use its proprietary mineral ingredients in our personal care products. BioKool has agreed to supply all of our requirements for the ingredients. We will make orders on a purchase order basis and are not required to purchase any minimum quantity. We may cancel or change a purchase order on 30 days notice without incurring any charges. Upon the completion of a successful clinical test, we paid BioKool $1.0 million. We are required to use commercially reasonable efforts to incorporate the licensed ingredients into commercial products. In the year ended December 31, 2006, we launched commercial sales of the products containing the licensed ingredients. We are required to pay a royalty on net sales of such products, including a minimum royalty amount. The agreement expires in September 2015, but may be renewed thereafter. In addition, we have the sole right to renegotiate the minimum royalties or other compensation within 120 days after the second anniversary of the first commercial launch of a product. Either party has the right to terminate the agreement if the other party fails to perform any material term of the agreement subject to 60 days' prior written notice. Upon termination, we may sell any products in our inventory, but may not make any additional products containing the licensed ingredients. BioKool has agreed to indemnify us against any liabilities we incur based upon a claim that the licensed ingredients or the BioKool mineral technology infringes upon any intellectual property rights of others. In addition, we have agreed to indemnify BioKool against any liabilities to the extent based upon claims that the products we develop using the mineral technology infringe upon any intellectual property rights of others or claims alleging misrepresentations regarding the efficacy of our products.

        We own numerous copyrights and trade dress rights for our products, product packaging, and catalogs.

Competition

        The beauty industry is highly competitive and, at times, subject to rapidly changing consumer preferences and industry trends. Competition is generally a function of brand strength, assortment and continuity of merchandise selection, reliable order fulfillment and delivery, and level of brand support and customer support. We compete with a large number of manufacturers and marketers of beauty products, many of which have significantly greater resources than we do. Many of our competitors also have the ability to develop and market products similar to and competitive with our products. Specifically, we compete with the major makeup and skin care companies which market many brands including Avon, Bobbi Brown, Chanel, Clarins, Clinique, Estée Lauder, L'Oréal, Lancôme, M.A.C., Neutrogena, Shiseido and Smashbox, of which Avon, L'Oréal and Neutrogena recently launched mineral-based makeup. We also compete with several smaller mineral-based cosmetics brands.

        We believe that we compete primarily on the basis of product differentiation, sales and marketing strategy and distribution model. In addition to the significant resources we have devoted over time to developing our innovative product formulation and differentiated product concepts, we believe that our expertise within the mineral-based cosmetics category, brand authenticity and loyal consumer base, and multi-channel marketing and distribution expertise provide us with competitive advantages in the market for prestige cosmetics.

Government Regulation

        We and our products are subject to regulation by the FDA, the FTC, State Attorneys General in the U.S., and the international regulatory authorities in the countries in which our products are produced or sold. Such regulations principally relate to the safety of our ingredients, proper labeling, advertising, packaging and marketing of our products. For example, in Japan, the Ministry of Health, Labor and Welfare requires our distributor to have an import business license and to register each personal care product imported into Japan. In addition, the sale of cosmetics products is regulated in the European Union member states under the European Union Cosmetics Directive, which requires a uniform application for foreign companies making personal care product sales. We believe that we are in substantial compliance with such regulations, as well as with applicable federal, state, local and international and other countries' rules and regulations governing the discharge of materials hazardous to the environment. There are no capital expenditures for environmental control matters either planned in the current year or expected in the near future. However, regulations that are designed to protect consumers or the environment have an influence on our products.

        Under the FDC Act, cosmetics are defined as articles applied to the human body to cleanse, beautify or alter the appearance. Cosmetics are not subject to pre-market approval by the FDA but the product and ingredients must be tested to assure safety. If the product or ingredients are not tested for safety, a specific warning is required. The FDA monitors compliance of cosmetic products through random inspection of cosmetic manufacturers and distributors. The FDA utilizes an "intended use" doctrine to determine whether a product is a drug or cosmetic by the labeling claims made for the product. If a cosmetic product is intended for a disease condition or to affect the structure or function of the human body, the FDA will regulate the product as a drug rather than a cosmetic. The product will then be subject to all drug requirements under the FDC Act including pre-approval by the FDA of the product before future marketing. The labeling of cosmetic products is subject to the requirements of the FDC Act, Fair Packaging and Labeling Act and other FDA regulations. If the FDA considers label claims for our cosmetic products to be claims affecting the structure or function of the human body, our products may be regulated as drugs. If our products are regulated as drugs by the FDA, we would be required to conduct clinical trials to demonstrate safety and efficacy of our products in order to continue marketing such products. However, we may not have sufficient resources to conduct any required clinical studies and we may not be able to demonstrate sufficient efficacy or safety data to resume future marketing of such products. Any inquiries from the FDA or other foreign regulatory authorities into the regulatory status of our cosmetic products and any related interruption in the marketing and sale of those products could severely damage our brands and company reputation in the marketplace.

Properties

        As of April 1, 2007, we leased a total of approximately 64,000 square feet at a facility in San Francisco, California for our corporate headquarters. The lease for our corporate headquarters expires July 2015. We believe that this facility, including additional space that we have the ability to acquire under options in the lease, will provide us with adequate space for growth for the next two years.

        We lease an approximately 69,000 square foot facility in Hayward, California for use as a distribution center to our boutiques and our wholesale channels. The lease of this facility expires in July 2010. We have also leased a new facility of approximately 300,000 square feet in Obetz, Ohio in 2007 for ten years. We believe with this new distribution facility we will have adequate space for growth for the next five years, and we believe that we will be able to locate and acquire additional space for our operations on commercially reasonable terms. In addition, we lease an approximately 24,000 square foot facility in Emeryville, California related to our prior distribution center. This lease expires in June 2007.

        As of April 1, 2007, we leased approximately 31,000 gross square feet relating to 33 company-owned boutiques. Most of our company-owned boutique leases have lease terms of approximately ten years and provide for a minimum rent plus a percentage rent based upon sales after certain minimum thresholds have been achieved. These leases generally require that we pay insurance, utilities, real estate taxes and repair and maintenance expenses. Some of the leases also contain early termination options, which can be exercised by us or the landlord under certain conditions.

Employees

        As of April 1, 2007, we had 852 employees, of whom 358 were full-time employees and 494 were part-time employees. During the fourth quarter of each year, we increase the sales force at our boutiques to meet consumer demand during the peak holiday selling season. Thus, the total number of employees fluctuates with the most changes occurring at the boutique sales level.

        None of our employees is represented by a collective bargaining agreement. There are no pending labor-related legal actions against us filed with any state or federal agency. We believe our employee relations are good.

Legal Proceedings

        Bare Escentuals is subject to various claims and legal actions during the ordinary course of our business. We believe that there are currently no claims or legal actions that would have a material adverse impact on our financial position, operations or potential performance.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS

        Set forth below is information relating to the beneficial ownership of our common stock as of June 7, 2007, and as adjusted to reflect the sale of 100,000 shares of common stock in this offering by Bare Escentuals and the sale of 7,900,000 shares of common stock in this offering by selling stockholders, by:

  •
  each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

  •
  each of our directors;

  •
  each of the named executive officers;

  •
  all directors and executive officers as a group; and

  •
  each selling stockholder selling shares in this offering.

        We have agreed to bear the expenses (other than underwriting discounts and commissions) of the selling stockholders in connection with this offering and to indemnify them against certain liabilities, including liabilities under the Securities Act.

        The number of shares beneficially owned by each stockholder and each stockholder's percentage ownership in the following table is based on 90,021,758 shares of common stock outstanding as of June 7, 2007. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and shares of which a person has the right to acquire ownership within 60 days after June 7, 2007, if any. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the address of each officer, director, 5% or greater stockholder and selling stockholder listed below is c/o Bare Escentuals, Inc., 71 Stevenson Street, 22nd Floor, San Francisco, California 94105. To the extent any of the selling stockholders identified below are broker-dealers, they may be deemed to be, under interpretation of the staff of the SEC, "underwriters" within the meaning of the Securities Act.

		Percentage of Shares Beneficially Owned		Number of Shares of Common Stock Offered Hereby(1)	Number of Shares Beneficially Owned Following Offering
	Number of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
5% and Greater Stockholders
Funds affiliated with Berkshire Partners LLC(2)	26,896,342	29.9%	25.5%	3,878,329	23,018,013
Berkshire Fund V, Limited Partnership	12,154,346	13.5	11.5	1,762,875	10,391,471
Berkshire Fund VI, Limited Partnership	13,227,486	14.7	12.5	1,918,524	11,308,962
Berkshire Investors LLC	1,357,756	1.5	1.3	196,930	1,160,826
Berkshire Partners LLC	156,754	*	*	—	156,754
JH MDB Investors, L.P. and its affiliates(3)	12,557,289	14.0	11.9	1,799,128	10,758,161
JH MDB Investors, L.P.	12,350,076	13.7	11.7	1,780,824	10,569,252
JH Partners, LLC	126,941	*	*	18,304	108,637
JH Capital Partners IV, LP	80,272	*	*	—	80,272
Siberia Investment Company, LLC(4)	5,712,194	6.3	5.4	823,672	4,888,522

Named Executive Officers and Directors
Shares Beneficially Owned by Leslie A. Blodgett(5)	6,086,821	6.7	6.1	500,000	5,586,821
Keith M. Blodgett and Leslie A. Blodgett, trustees of the Blodgett Family Trust dated June 7, 2004	5,196,793	5.8	5.2	500,000	4,696,793
Diane M. Miles(6)	129,444	*	*	—	129,444
Myles B. McCormick(7)	301,322	*	*	20,072	281,250
Ross M. Jones(8)	—	—	—	—	—
Bradley M. Bloom(8)	—	—	—	—	—
John C. Hansen(9)	18,189,211	20.2	17.3	2,622,800	15,566,411
Michael J. John(10)	12,477,017	13.9	11.8	1,799,128	10,677,889
Lea Anne S. Ottinger(11)	172,018	*	*	14,000	158,018
Karen M. Rose(12)	43,548	*	*	5,134	38,414
Glen T. Senk(13)	163,579	*	*	20,000	143,579
All directors and executive officers as a group (10 persons)	25,085,943	27.5	24.0	3,182,006	21,903,937
Other Selling Stockholders
Paribas North America, Inc.(14)	1,354,663	1.5	1.3	195,336	1,159,327
York Street Mezzanine Partners, L.P.(15)	1,354,663	1.5	1.3	195,336	1,159,327
Gleacher Mezzanine Fund I, L.P.(16)	998,181	1.1	*	143,933	854,248
Gleacher Mezzanine Fund P, L.P.(16)	356,496	*	*	51,405	305,091
Mary Ann Dunn(17)	447,978	*	*	64,596	383,382
Staci Wilson(18)	346,978	*	*	43,793	303,185
CIT Lending Services Corporation(19)	225,785	*	*	32,557	193,228
Jaime Hutter(17)	214,000	*	*	14,000	200,000
Shares Beneficially Owned by Stephen R. Karp(20)	195,153	*	*	28,140	167,013
Stephen R. Karp 1999 Trust VI	55,758	*	*	8,040	47,718
Steven S. Fischman	55,758	*	*	8,040	47,718
Gregory W. Sullivan	22,577	*	*	3,256	19,321
Thomas E. Whiddon(21)	185,283	*	*	26,717	158,566
RGIP, LLC(22)	112,885	*	*	16,278	96,607
Squam Lake Investors VI, L.P.(23)	105,662	*	*	15,236	90,426
Bain & Company, Inc.(24)	3,901	*	*	563	3,338
Waban Investors II, L.P.(25)	3,322	*	*	479	2,843

*
Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)
The selling stockholders have granted the underwriter the option to purchase an aggregate of 1,200,000 shares if the underwriter sells more than 8,000,000 shares. The selling stockholders named in the table below have granted the underwriter the option to purchase the number of shares shown next to their names. If the option to purchase additional shares were exercised in full, the individuals would beneficially own the number and percentage of shares of our common stock shown in the table below:

		Number of Shares Beneficially Owned Following Offering if Option to Purchase Additional Shares is Exercised
	Shares Subject to Option to Purchase Additional Shares
Selling Stockholders
		Number	Percent
Berkshire Fund V, Limited Partnership	269,792	10,121,679	11.2%
Berkshire Fund VI, Limited Partnership	293,613	11,015,349	12.2
Berkshire Investors LLC	30,139	1,130,687	1.3
JH MDB Investors, L.P.	272,540	10,296,712	11.4
JH Partners, LLC	2,801	105,836	*
Siberia Investment Company, LLC	126,056	4,762,466	5.3
Keith M. Blodgett and Leslie A. Blodgett, trustees of the Blodgett Family Trust dated June 7, 2004	75,000	4,621,793	5.1
Myles B. McCormick	3,072	278,178	*
Karen M. Rose	786	37,628	*
Paribas North America, Inc.	29,895	1,129,432	1.3
York Street Mezzanine Partners, L.P.	29,895	1,129,432	1.3
Gleacher Mezzanine Fund I, L.P.	22,028	832,220	*
Gleacher Mezzanine Fund P, L.P.	7,867	297,224	*
Mary Ann Dunn	9,904	373,478	*
Staci Wilson	6,702	296,483	*
CIT Lending Services Corporation	4,982	188,246	*
Stephen R. Karp	2,977	116,318	*
Stephen R. Karp 1999 Trust VI	1,191	46,527	*
Steven S. Fischman	1,191	46,527	*
Gregory W. Sullivan	498	18,823	*
Thomas E. Whiddon	4,089	154,477	*
RGIP, LLC	2,491	94,116	*
Squam Lake Investors VI, L.P.	2,332	88,094	*
Bain & Company, Inc.	86	3,252	*
Waban Investors II, L.P.	73	2,770	*

  *
  Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(2)
(i) 156,754 of these shares are held by Berkshire Partners LLC, (ii) 13,227,486 of these shares are held by Berkshire Fund VI, Limited Partnership, (iii) 12,154,346 of these shares are held by Berkshire Fund V, Limited Partnership and (iv) 1,357,756 of these shares are held by Berkshire Investors LLC. The business address for these stockholders is c/o Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, Massachusetts 02108. Fifth Berkshire Associates LLC, or Fifth Berkshire, is the general partner of Berkshire Fund V, Limited Partnership, or Berkshire Fund V, and has voting and investment power for Berkshire Fund V. Sixth Berkshire Associates LLC, or Sixth Berkshire, is the general partner of Berkshire Fund VI, Limited Partnership, or Berkshire Fund VI, and has voting and investment power for Berkshire Fund VI. The managing members of Fifth Berkshire include one of our directors, Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and our chairman of the board of directors, Ross M. Jones, or the Fifth Berkshire Principals, and together with Michael C. Ascione, Christopher J. Hadley and Lawrence S. Hamelsky, or the Berkshire Principals. The Berkshire Principals are the managing members of Sixth Berkshire, Berkshire Investors LLC and Berkshire Partners LLC and, as such, may be deemed to possess indirect beneficial ownership of the shares of common stock beneficially owned by Berkshire Fund V, Berkshire Fund VI, Berkshire Investors LLC and Berkshire Partners LLC. However none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Berkshire Fund V, Berkshire Fund VI, Berkshire Investors LLC or Berkshire Partners LLC, and as a result, each Berkshire Principal disclaims beneficial ownership of shares of our common stock.

(3)
Includes (i) 12,350,076 shares held by JH MDB Investors, L.P., (ii) 126,941 shares held by JH Partners, LLC and (iii) 80,272 shares held by JH Capital Partners IV, LP. The general partner of JH MDB Investors, L.P. is JHMD Beauty GP, LLC. Our director John C. Hansen is the Manager of JHMD Beauty GP, LLC, and Mr. Hansen and our director Michael J. John hold voting membership interests in JHMD Beauty GP, LLC. Mr. Hansen is the President of JH Partners, LLC, and Mr. Hansen and Mr. John hold voting membership interests in JH Partners, LLC. The general partner of JH Capital Partners IV, LP is Williamson GP, Inc. James Williamson is the President and sole director of Williamson GP, Inc. The address for JH MDB Investors, L.P., JH Partners, LLC and JH Capital Partners IV, LP is 451 Jackson Street, San Francisco, CA 94111-1615. Mr. Hansen and Mr. John disclaim beneficial ownership of the shares held by JH Partners, LLC, JH MDB Investors, L.P. and JH Capital Partners IV, LP except to the extent of their respective pecuniary interests therein.

(4)
The Manager of Siberia Investment Company, LLC is Robert Underwood. The address of Siberia Investment Company, LLC is c/o Underwood & Roberts, PLLC, 3110 Edwards Mill Road, Ste. 100, Raleigh, NC 27612.

(5)
Includes options to purchase 889,728 shares exercisable within 60 days of June 7, 2007. Also includes 5,196,793 shares held of record by a trust for which Ms. Blodgett and her husband have shared voting and investment power. Also includes 300 shares held by Ms. Blodgett's husband as UTMA custodian for Ms. Blodgett's son for which Ms. Blodgett's husband has sole voting and investment power; Ms. Blodgett disclaims beneficial ownership of these shares.

(6)
Includes options to purchase 127,144 shares exercisable within 60 days of June 7, 2007.

(7)
Includes options to purchase 162,097 shares exercisable within 60 days of June 7, 2007 and 25 shares held by Mr. McCormick's wife.

(8)
Messrs. Bloom and Jones are Managing Directors of Berkshire Partners LLC. By virtue of their positions as managing members of each of Berkshire Partners LLC, Berkshire Investors LLC, Fifth Berkshire, the general partner of Berkshire Fund V, and Sixth Berkshire, the general partner of Berkshire Fund VI, Messrs. Bloom and Jones may be deemed to possess beneficial ownership of 26,896,342 shares of common stock beneficially owned by these entities, which represents 29.7% of our outstanding common stock. However, neither Mr. Bloom nor Mr. Jones, acting alone, has voting or investment power with respect to the shares beneficially owned by these entities and, as a result, each of Messrs. Bloom and Jones disclaims beneficial ownership of such shares of our common stock.

(9)
Includes (i) 12,350,076 shares held by JH MDB Investors, L.P., (ii) 126,941 shares held by JH Partners, LLC and (iii) 5,712,194 shares held by Siberia Investment Company, LLC. Mr. Hansen disclaims beneficial ownership of the shares held by JH Partners, LLC and JH MDB Investors, L.P. except to the extent of his pecuniary interest therein.

(10)
Includes (i) 12,350,076 shares held by JH MDB Investors, L.P. and (ii) 126,941 shares held by JH Partners, LLC. Mr. John disclaims beneficial ownership of the shares held by JH Partners, LLC and JH MDB Investors, L.P. except to the extent of his pecuniary interest therein.

(11)
Includes options to purchase 8,455 shares exercisable within 60 days of June 7, 2007 and 11,500 shares held by each of the Lauren Elizabeth Ottinger 1993 Trust dated 9/28/93, Michael Walter Ottinger 1993 Trust dated 9/28/93 and Ryan Richard Ottinger 1996 Trust dated 11/22/96. The reporting person disclaims beneficial ownership of the Lauren Elizabeth Ottinger 1993 Trust and the Michael Walter Ottinger 1993 Trust.

(12)
Includes options to purchase 7,947 shares exercisable within 60 days of June 7, 2007.

(13)
Includes options to purchase 8,805 shares exercisable within 60 days of June 7, 2007.

(14)
Thomas Clyne is the Finance Director and Treasurer of Paribas North America, Inc. and has sole voting and investment power for Paribas North America, Inc. BNP Paribas, an affiliate of Paribas North America, Inc. is the lead arranger and administrative agent and a lender under our senior secured credit facilities. The address of Paribas North America, Inc. is 787 Seventh Avenue, New York, NY 10019.

(15)
The general partner of York Street Mezzanine Partners, L.P. is York Street Capital Partners, LLC. The managing members of York Street Capital Partners, L.L.C. are Robert M. Golding and Christopher A. Layden, each of whom acting alone has voting and investment power with respect to the shares shown. The address of York Street Mezzanine Partners, L.P. is One Pluckemin Way, Bedminster, NJ 07921.

(16)
The general partner of each of Gleacher Mezzanine Fund I, L.P. and Gleacher Mezzanine Fund P, L.P. is Gleacher Mezzanine LLC, which has voting and investment power for these funds. Administrative members of Gleacher Mezzanine LLC are Elliott Jones, Phillip Krall, Mary Price Gay and Craig Pisani. Eric J. Gleacher is the manager of Gleacher Mezzanine LLC. The address of Gleacher Mezzanine LLC is 660 Madison Avenue, 19th Floor, New York, NY 10021.

(17)
Former officer.

(18)
Includes options to purchase 43,276 shares exercisable within 60 days of June 7, 2007.

(19)
CIT Lending Services Corporation is a wholly owned subsidiary of CIT Group Inc., a publicly held entity. The address of CIT Lending Services Corporation is 1 CIT Drive, Livingston, NJ 07039.

(20)
Includes 55,758 shares held by the Stephen R. Karp 1999 Trust VI. Stephen R. Karp serves as the trustee and has sole voting and investment power for this trust.

(21)
Former director.

(22)
Alfred Rose and Brad Malt have shared voting and investment power for RGIP, LLC. The address of RGIP, LLC is One International Place, Boston, MA 02110.

(23)
BGPI, Inc., an affiliate of Bain & Company, Inc., described in footnote 24 below, is the managing general partner of Squam Lake Investors VI, L.P. Voting and investment decisions at BGPI, Inc. are made by a five member board of directors, and therefore, no single member of the board has voting or investment authority. The address of Squam Lake Investors VI, L.P. is c/o Bain & Co., 131 Dartmouth Street, Boston, MA 02116.

(24)
Voting and investment decisions at Bain & Company, Inc. are made by a twelve member board of directors and therefore, no single member of the board has voting or investment authority. The address of Bain & Company, Inc. is 131 Dartmouth Street, Boston, MA 02116.

(25)
BG Investments, Inc. is the managing general partner of Waban Investors II, L.P. Voting and investment decisions are made by a two member board of directors, and therefore, no single member of the board has voting or investment authority. The address of Waban Investors II, L.P. is c/o Bridgespan Group, 535 Boylston Street, Boston, MA 02116.

DESCRIPTION OF CAPITAL STOCK

        As of April 1, 2007, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

        The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Outstanding Shares.    Based on 89,939,549 shares of common stock outstanding as of April 1, 2007, the issuance of 100,000 shares of common stock in this offering, and no exercise of options, there will be 90,039,549 shares of common stock outstanding upon completion of this offering.

        As of June 7, 2007, we had approximately 66 record holders of our common stock.

        Options.    As of April 1, 2007, there were 6,323,551 shares of common stock subject to outstanding options under our 2004 Equity Incentive Plan and 2006 Equity Incentive Award Plan.

        As of April 1, 2007, we had approximately 281 holders of options to purchase our common stock.

        Voting Rights.    Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

        Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

        Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

        Rights and Preferences.    Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

        Fully Paid and Nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be sold by us in this offering will be, fully paid and nonassessable.

Preferred Stock

        Our board of directors have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

        Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

        In connection with our June 2004 recapitalization, we entered into a stockholders agreement with each of our stockholders that provides the investment funds affiliated with each of Berkshire Partners LLC and JH Partners, LLC the right to require us to file a registration statement on up to three occasions covering the public offering of our common stock owned by them at any time after our initial public offering. Certain of our stockholders prior to our initial public offering also have the right to include all or a portion of their shares in any subsequent registered offering by us or the investment funds affiliated with Berkshire Partners LLC or JH Partners, LLC; provided that these shares may be excluded if they cause the number of shares in the offering to exceed the number of shares that the underwriters reasonably believe is compatible with the success of the offering.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15.0% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

        Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.     Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

  •
  permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in control);

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  divide our board of directors into three classes;

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

  •
  provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Nasdaq Global Select Market Listing

        Our common stock is listed on the Nasdaq Global Select Market under the symbol "BARE."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is The Bank of New York. The transfer agent and registrar's address is The Bank of New York, Stock Transfer Administration, 101 Barclay St., 11 East, New York, New York 10286.

MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following is a general discussion of the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our common stock by a non-U.S. holder, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock (other than a partnership) that for U.S. federal income tax purposes is not a "United States person." For purposes of this discussion, the term United States person means:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or a partnership (or other entity taxable as a corporation or a partnership) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person under applicable U.S. Treasury regulations.

        If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.

        This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder's special tax status or special circumstances. Former citizens or residents of the United States, insurance companies, tax-exempt organizations, partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities, banks or other financial institutions, "controlled foreign corporations," "passive foreign investment companies" and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address the tax consequences to non-U.S. holders that do not hold our common stock as a capital asset for U.S. federal income tax purposes (generally, property held for investment). This discussion also does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and U.S. Treasury regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. Accordingly, each non-U.S. holder should consult its own tax advisors regarding the U.S. federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of our common stock.

        PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Dividends

        Distributions on our common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted tax basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

        Amounts treated as dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

        Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits, subject to an applicable income tax treaty providing otherwise.

        In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

        A non-U.S. holder may obtain a refund of any excess amounts withheld if an appropriate claim for refund is filed timely with the IRS. If a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a U.S. trade or business of the non-U.S. holder or, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

  •
  the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or other disposition occurs and other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation," or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock.

        We believe that we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if the non-U.S. holder actually or constructively held more than 5 percent of such regularly traded common stock during the applicable period.

        Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding tax. Gain described in the second bullet point above (which may be offset by U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided certification that it is not a United States person (on the forms described above) or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a United States person.

        Payments of the proceeds from a disposition effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but generally not backup withholding) will apply to such a payment if the broker is a United States person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three year period, or a foreign partnership if (i) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate, hold more than 50 percent of the income or capital interest in such partnership or (ii) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless an exemption is otherwise established, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

        Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is furnished timely to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        We have 89,939,549 shares of common stock outstanding, not including currently outstanding options as of April 1, 2007. Of these shares, the 18,400,000 shares sold in our initial public offering, the 13,800,000 shares sold in our March 2007 follow-on public offering and the 8,000,000 shares sold in this offering, plus any additional shares sold upon exercise of the underwriter's option to purchase additional shares, are or will be freely transferable without restriction under the Securities Act, unless they are held by our "affiliates" as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. All of the restricted shares are eligible for immediate resale, subject to volume and manner of sale restrictions for shares not eligible for resale under Rule 144(k), which is described below.

        Of our outstanding shares, 48,917,477 shares are subject to contractual lock-up restrictions. These shares will be eligible for sale upon expiration of the lock-up agreements obtained by the underwriter in connection with this offering and the 90-day lock-up period arising under our Stockholders Agreement in connection with this offering, described below.

Rule 144

        In general, under Rule 144 as in effect on the date of this prospectus, our affiliates, or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as defined under Rule 144) for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq Global Select Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject to requirements relating to the manner of sale, notice, and the availability of current public information about us.

Rule 144(k)

        A person (or persons whose shares are aggregated) who was not our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

Rule 701

        Our employees, officers, directors or consultants who purchased or were awarded shares or options to purchase shares under a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with Rule 144 holding period restrictions. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

Registration Rights

        In connection with our June 2004 recapitalization, we entered into a stockholders agreement with each of our stockholders that provides the investment funds affiliated with each of Berkshire Partners LLC and JH Partners, LLC the right to require us to file a registration statement on up to three occasions covering the public offering of our common stock owned by them at any time after the initial public offering. Certain of our stockholders prior to our initial public offering also have the right to include all or a portion of their shares in any subsequent registered offering by us or the investment funds affiliated with Berkshire Partners LLC or JH Partners, LLC; provided that these shares may be excluded if they cause the number of shares in the offering to exceed the number of shares that the underwriters reasonably believe is compatible with the success of the offering. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock—Registration Rights."

Lock-Up Agreements

        Our directors, executive officers, substantially all of the holders of more than 60,000 shares of our common stock purchased prior to our initial public offering, and the selling stockholders have agreed with the underwriter that for a period of 90 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. These lock-up agreements are subject to limited extension under certain circumstances described in "Underwriting." Goldman, Sachs & Co. may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. In considering any request to release shares subject to a lock-up agreement, Goldman, Sachs & Co. will consider the facts and circumstances relating to a request at the time of the request.

        All holders of our common stock and options to purchase shares of common stock prior to our initial public offering are parties to the stockholders agreement described above under the heading "—Registration Rights." The stockholders agreement provides that in connection with any public offering of shares of our common stock, none of the stockholders party to the stockholders agreement may sell, assign or otherwise transfer any shares of our common stock during the period beginning seven days immediately preceding the date upon which we in good faith believe that the relevant registration statement will become effective, and ending on the 90th day following the effectiveness of such registration statement with respect to such public offering without the prior written consent of the underwriters managing the offering, subject to specified exceptions. We and the underwriter managing this offering have agreed that the 90-day lock-up restrictions arising under the stockholders agreement in connection with this offering will not apply to any of the stockholders party to the stockholders agreement who are not directors or executive officers of our company, holders of more than 60,000 shares of our common stock, participants in a group that purchased more than 60,000 shares of our common stock from us prior to our initial public offering, or participants in this offering. The managing underwriter of this offering may release stockholders from the lock-up provisions in the stockholders agreement.

Equity Incentive Plans

        We have filed with the SEC a registration statement under the Securities Act covering the shares of common stock that we have reserved for issuance under our equity incentive plans. Accordingly, shares registered under the registration statement are available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up arrangements described above, if applicable.

UNDERWRITING

        The Company, the selling stockholders and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the shares offered hereby.

        Goldman, Sachs & Co. is committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If Goldman, Sachs & Co. sells more shares than the total number of shares offered hereby, Goldman, Sachs & Co. has an option to buy up to an additional 1,200,000 shares from the selling stockholders to cover such sales. Goldman, Sachs & Co. may exercise that option for 30 days.

        The following tables show the per share and total underwriting discounts and commissions to be paid to Goldman, Sachs & Co. by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of Goldman, Sachs & Co.'s option to purchase 1,200,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$0.73	$0.73
Total	$73,000	$73,000

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$0.73	$0.73
Total	$5,767,000	$6,643,000

        Shares sold by Goldman, Sachs & Co. to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by Goldman, Sachs & Co. to securities dealers may be sold at a discount of up to $0.438 per share from the public offering price. If all the shares are not sold at the public offering price, Goldman, Sachs & Co. may change the offering price and the other selling terms.

        We and all of our executive officers, directors, substantially all of the holders of more than 60,000 shares of our common stock purchased prior to our initial public offering, and the selling stockholders have agreed with Goldman, Sachs & Co., subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans, certain shares purchased in the open market after the completion of this offering and issuances of securities in connection with acquisitions we may make in an aggregate amount not to exceed 10% of our outstanding capital stock as of the date hereof, provided that with respect to securities issued in connection with acquisitions, the transferee agrees to be bound in writing by these restrictions. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, the company announces that it will release earnings results during the

15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        In connection with the offering, Goldman, Sachs & Co. may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than Goldman, Sachs & Co. is required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than Goldman, Sachs & Co.'s option to purchase additional shares from the selling stockholders in the offering. Goldman, Sachs & Co. may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, Goldman, Sachs & Co. will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. Goldman, Sachs & Co. must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if Goldman, Sachs & Co. is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by Goldman, Sachs & Co. in the open market prior to the completion of the offering.

        Purchases to cover a short position and stabilizing transactions, may have the effect of preventing or retarding a decline in the market price of our stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

        Goldman, Sachs & Co. has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of Financial Services and Markets Act 2000 (as amended), or FSMA, received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

  (b)
  it has complied, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the

Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Goldman, Sachs & Co. for any such offer; or

  (d)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and Goldman, Sachs & Co. has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        The company estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $700,000.

        The company and the selling stockholders have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act.

        Goldman, Sachs & Co. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which it received or will receive customary fees and expenses. In particular, affiliates of Goldman, Sachs & Co. are lenders under our credit facilities.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriter by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Bare Escentuals and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. You should refer to the full text of the contracts and other documents filed as exhibits to the registration statement before investing in the common stock offered hereby. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

        We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and web site of the SEC referred to above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 30, 2007;

  •
  our Proxy Statement relating to the annual meeting to be held on June 4, 2007, filed on April 30, 2007 (other than the portions of such Proxy Statement that are furnished rather than filed under the Exchange Act);

  •
  our Quarterly Report for the quarter ended April 1, 2007, filed on May 14, 2007; and

  •
  our Current Report on Form 8-K filed on April 2, 2007.

        We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference in this prospectus, at no cost. Any such request may be made in writing or by telephoning us at the following address or phone number: Bare Escentuals, Inc., 71 Stevenson Street, 22nd Floor, San Francisco, California 94105, (415) 489-5000, Attention: General Counsel.

        To the extent any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this prospectus.

        These documents may also be accessed through our internet website at www.bareescentuals.com or as described under "Where You Can Find More Information" above. The information and other content contained in or linked from our internet website are not part of this prospectus.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

8,000,000 Shares

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

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PROSPECTUS SUMMARY
Our Company
Competitive Strengths
Growth Strategy
Risk Factors
Recapitalization Transactions
Corporate Information
Recent Developments
Summary Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
MARKET PRICE OF COMMON STOCK
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE